UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                      December 2006

Commission File Number:                                                                                                                                                000-50486

TOURNIGAN GOLD CORPORATION

(Translation of registrant’s name into English)

24th Floor, 1111 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4M3

 (Address of principal executive offices)

List of Documents, page 2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20- F ___   Form 40-F XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ___ No XXX

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Explanatory Note:

Tournigan Gold Corporation (the “Company”) voluntarily filed a registration statement on Form 20-F/R which was declared effective by the Securities and Exchange Commission (the “SEC”) in January 2006.  The Company is not currently listed on any securities exchange or automated quotation system in the United States.  On March 1, 2006, the Company filed an Annual Report on Form 20-F in respect of its fiscal year ended August 31, 2005 (“2005 Annual Report”).  The Company mistakenly failed to file any Current Reports on Form 6-K with the SEC since the filing of its 2005 Annual Report.  The purpose of this Form 6-K is to furnish to the SEC such information that the Company believes should have been filed on a Form 6-K subsequent to the filing of its 2005 Annual Report. For ease of reference, concurrent with the filing of the report, another 6-K with additional documents is being filed.

Table of Contents

Page

Interim financial statements for the six months ended February 28, 2006

   3

CEO Certification of Interim Filings for the six months ended February 28, 2006

 18

CFO Certification of Interim Filings for the six months ended February 28, 2006

 19

Management’s Discussion and Analysis dated April 28, 2006

 20

Material Change Reports through April 2006

 38

Press releases through April through August 2006

 63

7

Interim financial statements for the nine months ended May 31, 2006

 79

8

CEO Certification of Interim Filings for the nine months ended May 31, 2006

 94

9

CFO Certification of Interim Filings for the nine months ended May 31, 2006

 95

10

Management’s Discussion and Analysis dated July 28, 2006

 96

11

Material Change Reports - October 2006

115

12

Press releases through December 2006

119

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For The Six Months Ended February 28, 2006

(Unaudited)

TOURNIGAN GOLD CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

	February 28, 2006	August 31, 2005
	(unaudited)	(audited)
ASSETS

Current
Cash and cash equivalents	$ 47,489,875	1,647,216
Other receivables	183,422	62,583
Marketable securities (note 2)	30,000	30,000
Prepaid expenses and deposits	70,075	62,762
Subscriptions receivable	-	2,000,000
	47,773,372	3,802,561

Due from related parties (note 3)	66,481	91,255
Exploration properties (note 5)	11,496,940	9,530,693
Long term investment	200,000	200,000
Property and equipment (note 6)	148,189	121,940

	$ 59,684,982	13,746,449

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued expenses	$ 515,372	459,034
Due to related parties (note 3)	122,754	100,630
	638,126	559,664
Shareholders’ equity
Share capital (note 7)	51,326,826	46,559,522
Special warrants (note 8)	41,554,261	-
Contributed surplus (note 9)	3,153,014	1,013,021
Deficit	(36,987,245)	(34,385,758)
	59,046,856	13,186,785
	$ 59,684,982	13,746,449

On behalf of the Board:

 “Hein Poulus”

“James Walchuck”

  Director

Director

iv

TOURNIGAN GOLD CORPORATION

Consolidated Statements of Operations

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three months ended February 28,		Six months ended February 28,
	2006	2005	2006	2005

OPERATING EXPENSES
Consulting fees and salaries	$ 1,743,617	289,237	2,424,050	526,209
Advertising, promotion, and investor relations	245,686	88,118	337,998	217,906
Travel	102,919	65,569	161,039	148,268
Office expenses	76,363	54,872	107,642	92,091
Legal and professional fees	40,024	106,811	86,816	143,039
Printing	26,034	35,212	28,622	54,116
Communications	7,302	20,498	23,624	36,262
Rent	10,769	21,060	23,137	32,505
Amortization	10,680	8,011	20,522	15,551
Regulatory fees	12,586	38,579	17,796	50,418
Property investigation	8,001	2,456	16,653	2,456
Interest and bank charges	2,179	2,239	4,561	5,221
	(2,286,160)	(732,662)	(3,252,460)	(1,324,042)

OTHER ITEMS
Recovery of note receivable (note 4)	-	-	708,720	-
Interest income	83,128	20,181	112,543	34,379
Foreign exchange loss	(168,707)	(17,639)	(170,290)	(26,420)

	(85,579)	2,542	650,973	7,959

Net loss	(2,371,739)	(730,120)	(2,601,487)	(1,316,083)

Deficit, beginning of period	(34,615,506)	(32,094,327)	(34,385,758)	(31,508,364)

Deficit, end of period	$ (36,987,245)	(32,824,447)	(36,987,245)	(32,824,447)

Basic and diluted loss per share	$ (0.03)	(0.01)	(0.03)	(0.02)
Weighted average number of issued shares	77,429,466	60,188,790	76,512,495	55,927,169

v

TOURNIGAN GOLD CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three months ended February 28,		Six months ended February 28,
	2006	2005	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (2,371,739)	(730,120)	(2,601,487)	(1,316,083)
Items not affecting cash:
Stock-based compensation	1,538,781	142,450	1,842,461	244,200
Amortization	10,680	8,011	20,522	15,551
	(822,278)	579,659	(738,504)	(1,056,332)

Changes in non-cash working capital items:
Decrease (increase) in prepaid expenses	15,940	(143,538)	(7,313)	(165,937)
Increase (decrease) in accounts payable and accrued expenses	129,509	13,889	56,338	(62,440)
Increase in other receivables	(73,573)	(27,824)	(120,839)	(96,071)
Increase in loan receivable	-	(11,500)	-	(14,000)
	(750,402)	(748,632)	(810,318)	(1,394,780)
CASH FLOWS FROM INVESTING ACTIVITIES
Exploration property expenditures	(867,232)	(926,271)	(1,879,247)	(2,117,040)
Purchase of marketable securities	-	(52,500)	-	(52,500)
Purchase of property and equipment	(34,666)	(6,016)	(46,771)	(21,879)
	(901,898)	(984,787)	(1,926,018)	(2,191,419)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in share capital	573,563	3,311,000	4,286,913	3,774,354
Increase in special warrants	42,245,184	-	42,245,184	-
Decrease in subscription receivable	-	-	2,000,000	-
Advances from (to) related parties	21,909	14,769	46,898	(35,711)
	42,840,656	3,325,769	48,578,995	3,738,643
Increase in cash and cash equivalents during the period	41,188,356	1,592,350	45,842,659	152,444
Cash and cash equivalents, beginning of period	6,301,519	2,350,185	1,647,216	3,790,091
Cash and cash equivalents, end of period	$ 47,489,875	3,942,535	47,489,875	3,942,535

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the period for interest	$ 2,379	-
Cash paid during the period for income taxes	$ -	-

vi

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended February 28, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

1.  NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Gold Corporation ("the Company") is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. On December 3, 2002, the Company continued its incorporating jurisdiction from British Columbia, Canada to Yukon, Canada and changed its name from Tournigan Ventures Corporation to Tournigan Gold Corporation.

The Company's principal business activity is the sourcing, exploration and development of mineral properties. The Company had working capital of $47,135,246 (August 31, 2005 - $3,242,897) and incurred a loss of $2,601,487 for the six months ended February 28, 2006 (2005 - $1,316,083). The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

The accompanying unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited consolidated financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual consolidated financial statements and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included in these unaudited consolidated financial statements.

2.   MARKETABLE SECURITIES

On January 20, 2005, the Company acquired 150,000 common shares of Sunrise Minerals Ltd. (formerly Lalo Ventures Ltd.) at a cost of $0.35 per share. The shares were acquired for short term investment purposes. The market value of the shares on February 28, 2006 was $46,500.

3.  DUE FROM (TO) RELATED PARTIES

Amounts due from (to) directors, officers, companies they control, and companies with common directors and/or officers are unsecured, without interest or fixed terms of repayment.

4.  RECOVERY OF NOTE RECEIVABLE

In November 1997, the Company entered into an option agreement to acquire an exploration property in Peru, and loaned US$750,000 to the optionor, secured by a promissory note (the “Note”). The option agreement was terminated in February 1999, but the Note remained outstanding and interest accrued at 8% per annum. No repayments were made and consequently the Company provided for doubtful collection of the Note in its year ended August 31, 2001. In November 2005, a negotiated settlement for repayment of the Note was reached and the Company received US$600,000 in full payment of the Note.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended February 28, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

5.   EXPLORATION PROPERTIES

(a)

Curraghinalt Gold Project, Northern Ireland - The Company holds a 100% interest in the Curraghinalt Gold Project. The project is located on two adjoining exploration licenses in County Tyrone, Northern Ireland.  In December 2004, the Company completed the acquisition of Ulster Minerals Limited (“Ulster”), a Northern Ireland corporation, from Strongbow Exploration Inc. (“Strongbow”).  Ulster owns the exploration licenses covering the Curraghinalt and Tyrone gold projects.

Pursuant to a 2004 letter agreement, 5,000,000 shares of the Company were issued to Strongbow in April 2004 as consideration for all the outstanding shares of Ulster. The Company recorded the $2,350,000 fair value of the shares as an addition to exploration properties.  The shares are subject to a pooling agreement under which they will be released in 1,000,000 share tranches in each of five consecutive six-month periods until May 3, 2006. The Company has the right of first refusal to purchase any of the shares of the Company under the pooling agreement that Strongbow elects to sell.  As at November 30, 2005, 4,000,000 shares had been released to Strongbow from the pool.

Should the board of directors of the Company decide to initiate construction of a mine at Curraghinalt, under terms of the letter agreement an additional 5,000,000 common shares must be issued to Strongbow.  Pursuant to a royalty agreement between Ulster and Minco plc, a 2% net smelter return royalty would also be required to be paid to Minco plc.  In addition, the Company must pay Strongbow 20% of the tax savings from Ulster’s tax loss carryforwards when utilized. The carryforwards held by Ulster are a consequence of its prior work done on the Curraghinalt and Tyrone gold projects.

(b)

Kremnica Gold Project, Slovak Republic – The Company has a 100% interest in the Kremnica Gold Project located at the town of Kremnica, Slovak Republic. The project includes exploration licenses, held through its wholly-owned subsidiary, Kremnica Gold, a.s., and a mining license, held through its wholly-owned subsidiary, Ludovika Holding s.r.o.  Kremnica Gold, a.s. also holds title to the historic Kremnica Mine, which is not currently in operation.

(c)

Uranium Claims, U.S.A.

i)

Wyoming. On June 16, 2005, the Company entered into an option agreement to acquire up to 100% of a portfolio of uranium mining claims in Wyoming from Sweetwater River Resources LLC (“Sweetwater”). The portfolio consists of six groups totalling 601 federal lode claims within the Shirley Basin, Great Divide Basin, and Green River Basin uranium districts in Wyoming.

Pursuant to the terms of a definitive agreement replacing the option agreement, the Company paid US $140,000 and issued 200,000 common shares to Sweetwater, and is required to make anniversary payments of US $25,000, US $50,000, and US $50,000 at the end of the first, second, and third years respectively, to earn an 85% interest.  The Company would then have the right to purchase the remaining 15% interest by making a payment to Sweetwater in cash or shares based on an independent valuation.

ii)

South Dakota. On December 21, 2005, the Company acquired 272 federal lode mining claims in the Southern Black Hills area of South Dakota. The Company paid $94,104 to acquire the claims.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended February 28, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

5.   EXPLORATION PROPERTIES (cont’d)

(d)

Jahodna Uranium Project, Slovak Republic - On June 7, 2005, the Company acquired a 100% interest in the Jahodna uranium project located in the Slovak Republic. The project is located within the Cermel exploration license. The acquisition cost of the project was $nil; however, the Company is required to pay annual license fees.

(e)

 Other Projects

i)

Brehov Precious Metals and VMS Project, Slovak Republic - On March 30, 2005, the Company completed a joint venture agreement with GEO-TECHNIC-Consulting spol. s.r.o. (“GTC”) through which it can acquire up to a 100% interest in the Brehov precious metals and VMS (volcanic hosted massive sulphide) project located in the Slovak Republic.  The Brehov project consists of an exploration license under joint venture and an exploration license wholly-owned by the Company.

Upon closing, the Company paid $5,000 to GTC for reimbursement of its historical expenses, and issued 50,000 common shares to GTC’s nominee.  Under the terms of the joint venture agreement, the Company was required to conduct $25,000 in exploration expenditures on Brehov, with GTC as the contractor, during the first year of the agreement in order to earn a 35% interest in the project.  In the second year, the Company can increase its interest to 70% by paying $25,000 to GTC and spending $50,000 on exploration.  After earning 70%, the Company may purchase the remaining 30% by paying GTC cash or shares totalling $50,000 and by granting a 2% net smelter return royalty to GTC.  This royalty may be purchased by the Company from GTC for $50,000 and the issuance of 50,000 common shares.  The Company has complied with all of its obligations to date under the agreement.

ii)

Novoveska Huta, Svabovce and Spissky Stiavnick Uranium Projects, Slovak Republic – In June 2005, the Company acquired 100% interest in the Novoveska Huta as well as the Spissky Stiavnick uranium projects located in the Slovak Republic. Past production was recorded on each of these projects. The Novoveska Huta project includes the Spisska Nova Ves exploration license. The Svabovce and Spissky Stiavnick uranium projects include the Spisska Teplica exploration license. The acquisition cost of the projects was $nil; however, the Company is required to pay annual license fees.

iii)

Other - The Company holds interests in exploration licences and mineral claims in the Republic of Ireland, Northern Ireland, and Canada. There were no changes to these properties during the period ended February 28, 2006.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended February 28, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

5.   EXPLORATION PROPERTIES (cont’d)

Six months ended February 28, 2006	Curraghinalt Gold Northern Ireland	Kremnica Gold Slovak Republic	Uranium Projects United States	Jahodna Uranium Slovak Republic	Other Uranium, Gold, VMS	TOTAL

Balance - beginning of period	$ 6,197,544	3,018,630	200,914	5,543	108,062	9,530,693

Acquisition costs:	-	8,734	193,509	-	-	202,243

Exploration costs:
Drilling and assays	569	484,435	-	257,206	-	742,210
Consulting and salaries	20,541	223,675	3,030	22,786	660	270,692
Engineering studies	2,318	220,304	-	-	-	222,622
Fees, dues, and licenses	42,260	13,860	98,431	18,163	-	172,714
Reconnaissance geology and sampling	-	12,479	85,448	26,751	4,022	128,700
Office and field expenses	20,704	46,296	3,492	13,186	7,560	91,238
Travel	626	57,722	21,487	5,276	-	85,111
Environmental studies	-	47,280	-	-	-	47,280
Geologist	-	2,063	-	-	-	2,063
Surveys	-	1,037	-	-	-	1,037
Data compilation	337	-	-	-	-	337

Total costs incurred	87,355	1,117,885	405,397	343,368	12,242	1,966,247
Balance - end of period	$ 6,284,899	4,136,515	606,311	348,911	120,304	11,496,940

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended February 28, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

5.   EXPLORATION PROPERTIES (cont’d)

Year ended August 31, 2005	Curraghinalt Gold Northern Ireland	Kremnica Gold Slovak Republic	Uranium Projects United States	Uranium Projects Slovak Republic	Other Gold, VMS	TOTAL

Balance - beginning of year	$ 4,922,823	1,095,765	-	-	55,553	6,074,141

Acquisition costs:	-	-	65,759	-	13,250	79,009

Exploration costs:
Drilling and assays	198,192	1,187,622	-	-	6,903	1,392,717
Consulting and salaries	184,680	301,845	-	104	3,911	490,540
Office and field expenses	147,479	201,134	50,881	906	6,253	406,653
Engineering studies	145,728	77,866	-	-	-	223,594
Reconnaissance geology and sampling	57,243	20,217	78,165	4,768	8,881	169,274
Geologist	129,547	35,822	-	1,203	-	166,572
Core storage and re-cataloguing	146,474	-	-	-	-	146,474
Data compilation	116,231	13,754	-	-	8,674	138,659
Travel	52,912	58,067	5,083	1,335	1,864	119,261
Satellite imaging and mapping	23,743	15,066	1,026	-	-	39,835
Surveys	27,089	7,613	-	-	-	34,702
VMS airborne survey	30,806	-	-	-	-	30,806
Environmental studies	14,597	3,859	-	-	-	18,456

Total costs incurred	1,274,721	1,922,865	200,914	8,316	49,736	3,456,552
Balance - end of year	$ 6,197,544	3,018,630	200,914	8,316	105,289	9,530,693

6.   PROPERTY AND EQUIPMENT

		Accumulated	February 28,	August 31,
	Cost	Amortization	2006	2005

Office and field equipment	$ 135,509	44,908	90,601	66,785
Computer and electronic equipment	87,902	37,457	50,445	47,670
Leasehold improvements	6,993	490	6,503	6,631
Software	3,135	2,495	640	854

	$ 233,539	85,350	148,189	121,940

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended February 28, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.  SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance.

The issued common shares are as follows:

	Six months ended February 28, 2006		Year ended August 31, 2005
Number		Amount	Number	Amount
Balance, beginning of period	67,826,513	$ 46,559,522	50,456,653	$ 40,533,481
Shares issued for cash and other:
Private placements	8,500,000	3,750,000	10,000,000	4,000,000
Options	1,790,500	1,111,582	649,445	215,812
Exploration properties	200,000	87,000	50,000	13,250
Financing fee	75,000	37,500	100,000	40,000
Warrants	26,250	23,547	6,570,415	1,916,979
Share issuance costs	-	(242,325)	-	(160,000)
Balance, end of period	78,418,263	$ 51,326,826	67,826,513	$ 46,559,522

Private placements –

(a)

On September 8, 2005, a non-brokered private placement of 5,000,000 units at $0.40 per unit was completed for gross proceeds of $2,000,000.  Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.55 per share until September 8, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days.  A finder’s fee of $140,000 was paid to a third party.

(b)

On September 30, 2005, a non-brokered private placement of 3,500,000 units at $0.50 per unit was completed for gross proceeds of $1,750,000.  Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.65 per share until March 31, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. Finders’ fees of 75,000 units and $37,500 were paid to third parties.

Escrow shares – As at February 28, 2006 and August 31, 2005, there were 9,375 common shares held in escrow.

Warrants – The Company has share purchase warrants outstanding as follows:

Exercise Price	Balance at August 31, 2005	Issued	(Exercised)	(Expired)	Balance at February 28, 2006	Expiry Date
$0.70	1,016,499	-	-	(1,016,499)	-	November 11, 2005
$1.00	508,248	-	-	(508,248)	-	November 11, 2005
$0.65	5,239,857	-	-	(5,239,857)	-	November 14, 2005
$0.55	2,500,000	-	-	-	2,500,000	August 31, 2007
$0.55	-	2,500,000	-	-	2,500,000	September 8, 2007
$0.65	-	1,787,500	(26,250)	-	1,761,250	March 31, 2007
	9,264,604	4,287,500	(26,250)	(6,764,604)	6,761,250

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended February 28, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.  SHARE CAPITAL (cont’d)

The Company recognizes a share issuance cost for the fair value of agents’ warrants issued using the Black-Scholes pricing model. The amount calculated is recorded as a share issuance cost with a corresponding credit to contributed surplus. The Black-Scholes model was developed for use in estimating the fair value of traded securities that have no vesting restrictions and are fully transferable.  The model requires management to make estimates, which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.

For purposes of the calculation and disclosures, the following weighted-average assumptions were used:

Six months ended February 28, 2006
Risk free interest rate	3.28%
Expected dividend yield	0%
Expected stock price volatility	60.31%
Expected life of warrants	1.5 years
Fair value of agents’ warrants issued during period	$0.20 per share

Total stock-based compensation for warrants issued for the six months ended February 28, 2006 was $7,575 (year ended August 31, 2005 - $nil).

8.  SPECIAL WARRANTS

	Six months ended February 28, 2006		Year ended August 31, 2005
Number		Amount	Number	Amount
Balance, beginning of period	-	$ -	-	$ -
Special warrants issued for cash:
Private placement	31,207,000	45,250,150	-	-
Issuance costs	-	(3,695,889)	-	-
Balance, end of period	31,207,000	$41,554,261	-	$ -

On February 22, 2006, the Company completed a brokered private placement of 31,207,000 special warrants at a price of $1.45, raising gross proceeds of $45,250,150. Each special warrant is exchangeable, at no additional cost, for one common share of the Company. The Company has agreed to file a prospectus to qualify the distribution of the underlying common shares issuable upon exercise of the special warrants; if a final receipt for such a prospectus is not issued by May 23, 2006, each special warrant will thereafter be exercisable for 1.1 common shares (note 14 (iv)). A cash commission of $2,715,009 (equal to 6%) of the gross proceeds of the offering was paid to the underwriters. In addition, the underwriters received 936,210 compensation options which may be exercised at no cost until June 23, 2006 into agents’ warrants, which are exercisable at $1.65 until February 22, 2008.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended February 28, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.  SPECIAL WARRANTS (cont’d)

The Company recognizes a special warrant issuance cost for the fair value of agents’ warrants issued using the Black-Scholes pricing model. The amount calculated is recorded as a special warrant issuance cost with a corresponding credit to contributed surplus. The Black-Scholes model was developed for use in estimating the fair value of traded securities that have no vesting restrictions and are fully transferable.  The model requires management to make estimates, which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.

For purposes of the calculation and disclosures, the following weighted-average assumptions were used:

Six months ended February 28, 2006
Risk free interest rate	3.91%
Expected dividend yield	0%
Expected stock price volatility	89.30%
Expected life of warrants	2 years
Fair value of agents’ warrants issued during period	$0.74 per share

Total stock-based compensation for warrants issued for the six months ended February 28, 2006 was $690,923 (year ended August 31, 2005 - $nil).

9.  CONTRIBUTED SURPLUS

The Company’s contributed surplus is comprised of the following:

	Six months ended February 28, 2006	Year ended August 31, 2005
Balance – beginning of period	$ 1,013,021	646,682
Stock-based compensation (notes 7, 8 and 10)	2,540,959	421,025
Stock options and agents’ warrants exercised	(400,966)	(54,686)
Balance – end of period	$ 3,153,014	1,013,021

10.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

On October 1, 2003, the Company adopted a rolling stock option plan applicable to both insiders and non-insiders, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. Under this plan, the exercise price of an option shall not be less than the discounted market price at the time of granting, or as permitted by the policies of the TSX Venture Exchange, and an option’s maximum term is ten years from the grant date.

The Company’s previous stock option plan reserved a total of 2,000,000 common shares.  Under that plan, the minimum exercise price of each option could not be less than the discounted market price of the Company's stock on the last business day prior to the date of the grant, and an option's maximum term was five years from the grant date.  Options granted under the previous plan expire on June 11, 2008.

Options granted in respect of investor relations activities are subject to vesting restrictions such that one-quarter of the options vest three months from the date of grant and in each subsequent three-month period thereafter such that the entire option will have vested twelve months after the award date. Vesting restrictions may also be applied to certain other options, at the discretion of the directors.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended February 28, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont’d)

A summary of the changes in the Company's stock option plan for the six months ended February 28, 2006 and the year ended August 31, 2005 is presented below.

	February 28, 2006		August 31, 2005
	Weighted Average		Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding – beginning of period	5,235,555	$ 0.40	2,925,000	$ 0.33
Granted	4,724,945	1.29	3,010,000	0.44
Exercised	(1,790,500)	(0.40)	(649,445)	(0.28)
Expired or cancelled	(300,000)	(0.45)	(50,000)	(0.50)
Outstanding – end of period		$ 0.93	5,235,555	$ 0.40

The Company has share purchase options outstanding as follows:

Exercise Price	August 31, 2005	Issued	(Exercised)	(Cancelled or expired)	February 28, 2006	Expiry Date
$0.25	200,000	-	(50,000)	-	150,000	May 21, 2008
$0.25	200,000	-	-	-	200,000	June 11, 2008
$0.25	250,000	-	(100,000)	-	150,000	September 30, 2008
$0.35	1,220,000	-	(400,000)	-	820,000	January 29, 2009
$0.50	400,000	-	(270,000)	-	130,000	April 2, 2009
$0.45	1,990,555	-	(328,000)	(300,000)	1,362,555	September 17, 2009
$0.45	100,000	-	-	-	100,000	February 16, 2010
$0.40	375,000	-	(230,000)	-	145,000	June 9, 2010
$0.40	500,000	-	-	-	500,000	August 31, 2010
$0.40	-	730,000	(412,500)	-	317,500	September 30, 2010
$1.45	-	3,994,945	-	-	3,994,945	February 15, 2011
	5,235,555	4,724,945	(1,790,500)	(300,000)	7,870,000

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions.  The model requires management to make estimates, which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.  For purposes of the calculation, the following weighted-average assumptions were used:

	Six months ended February 28, 2006	Six months ended February 28, 2005
Risk free interest rate	3.78%	2.5%
Expected dividend yield	0%	0%
Expected stock price volatility	89.57%	71.92%
Expected life of options	2.0 years	2.0 years
Weighted average fair value of options granted during period	$0.77 per share	$0.12 per share

Total stock-based compensation for the six months ended February 28, 2006 was $1,842,461 (six months ended February 28, 2005 - $244,200).

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended February 28, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

11.   NON-CASH TRANSACTIONS

During the period ending February 28, 2006, the Company issued 200,000 common shares at a fair value of $87,000 to acquire exploration properties (February 28, 2005 - $nil), and issued 75,000 shares at a fair value of $37,500 for finders’ fees (February 28, 2005 – 100,000 shares at a fair value of $40,000).

12.  RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the six-month periods:

(a)

Incurred fees of $397,700 (2005 - $156,000) to related parties, comprised of:

i.

directors’ fees of $29,000 (2005 - $30,000);

ii.

chairman’s fees of $15,000 (2005 - $15,000);

iii.

management salaries of $97,700 (2005 - $nil) from a director;

iv.

officers fees of $36,000 (2005 - $36,000);

v.

fees of $30,000 (2005 - $15,000) from companies controlled by officers;

vi.

a transition fee of $165,000 (2005 - $nil) to an officer; and

vii.

$25,000 (2005 - $60,000) from directors or companies owned by them.

(b)

  Due to related parties of $122,754 (August 31, 2005 - $100,630) is comprised of: $58,840 (August 31, 2005 - $34,849), payable to officers for unpaid consulting fees and $63,914 (August 31, 2005 - $65,781), payable to directors for unpaid directors’ fees.

(c)

The Company incurred legal fees of $6,623 (2005 - $41,803) from a law firm in which a principal is a director. Accounts payable and accrued expenses includes $nil due to the law firm at February 28, 2006 (August 31, 2005 - $11,915).

(d)

The Company recovered expense reimbursements of $34,644 (2005 - $61,678) from Sunrise Minerals Corp., formerly Lalo Ventures Ltd. (“Sunrise”), a public company which is related by a common officer and a common director; $58,399 (2005 - $19,607) from Exeter Resource Corporation (“Exeter”), a public company related by a former director and a former officer; $29,121 (2005 - $nil) from Finavera Energy Canada Ltd. (“Finavera”), a private company related by a common director, and $21,291 (2005 - $nil) from Longview Strategies Incorporated (“Longview”), a public company related by common officers and directors.  The reimbursements are recorded as offsets to the underlying expense items.

(e)

Due from related parties of $66,481 (August 31, 2005 - $91,255) includes $4,376 (August 31, 2005 - $16,280) due from Sunrise, $749 payable to (August 31, 2005 - $17,628 due from) Exeter, $40,619 (August 31, 2005 - $44,887) due from Finavera, $22,235 (August 31, 2005 - $nil) due from Longview, and $nil (August 31, 2005 - $12,460) due from a director.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended February 28, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

13.  SEGMENTED INFORMATION

The Company operates in the single business segment of mineral exploration and development.

The Company operates in five (2005 - four) geographic segments of which only four (2005 - three) are reportable segments.

Geographic distribution of operating results in the four geographic segments is as follows:

February 28, 2006	Northern Ireland	Slovak Republic	Canada	USA	Other	Total
Total assets	$ 6,294,795	4,681,720	48,008,731	606,311	93,425	59,684,982
Exploration properties	6,284,899	4,488,199	24,106	606,311	93,425	11,496,940
Net loss	(13,294)	(4,453)	(2,583,740)	-	-	(2,601,487)

February 28, 2005	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$ 6,049,655	2,395,849	4,504,561	40,693	12,990,758
Exploration properties	5,948,515	2,177,867	24,106	40,693	8,191,181
Net loss	(50,414)	(20,111)	(1,245,558)	-	(1,316,083)

14.  SUBSEQUENT EVENTS

i)

The Company issued 1,550,000 common shares in respect of the exercise of stock options at prices ranging from $0.25 to $0.45 per share for proceeds of $575,250.

ii)

The Company granted 1,610,000 stock options, exercisable at a price of $1.86 per share up to March 23, 2011, with 1,243,333 vesting immediately, 183,334 vesting on March 23, 2007 and 183,333 on March 23, 2008.

iii)

On April 19, 2006, the Company paid bonuses of $450,000 to its executive directors in the normal course of business.

iv)

On April 26, 2006, the Company filed a preliminary short form prospectus to qualify the underlying common shares issuable upon exercise of the special warrants described in note 8.

15.  COMPARATIVE FIGURES

Certain figures from the previous period have been re-classified to conform to the current period’s presentation.  Such re-classification is for presentation purposes only and has no effect on previously reported results.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, James Walchuck, President and CEO of Tournigan Gold Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tournigan Gold Corporation, (the “Issuer”) for the interim period ending February 28, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)  designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date:

May 1, 2006

Signature:    “James Walchuck”

Title: President & CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Robert Nowell, Chief Financial Officer of Tournigan Gold Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tournigan Gold Corporation, (the “Issuer”) for the interim period ending February 28, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date:

May 1, 2006

Signature:  “Robert Nowell”

Title: Chief Financial Officer

MANAGEMENT’S DISCUSSION

AND ANALYSIS

   For the six months ended

February 28, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the six months ended February 28, 2006

Containing Information as of April 28, 2006

OVERVIEW

This management’s discussion and analysis covers the operations of Tournigan Gold Corporation (“Tournigan” or the “Company”) for the six months ended February 28, 2006 and subsequent activity up to April 28, 2006.  All monetary amounts referred to herein are in Canadian dollars unless otherwise stated.  The following discussion should be read in conjunction with the Company’s consolidated financial statements for the years ended August 31, 2005 and August 31, 2004.

Additional information related to the Company is available for view on SEDAR at www.sedar.com, on EDGAR at www.edgar-online.com, on the Company’s website at www.tournigan.com, or by requesting further information from the Company’s head office in Vancouver.

DESCRIPTION OF BUSINESS

Tournigan Gold Corporation is a mineral resource exploration company with a focus on the acquisition, exploration and development of gold and uranium properties in Europe, as well as uranium claims in Wyoming and South Dakota, USA. The Company’s principal exploration properties are the Kremnica gold project in Slovak Republic (“Kremnica”), the Jahodna uranium project in Slovak Republic (“Jahodna”), and the Curraghinalt gold project in Northern Ireland (“Curraghinalt”). The Company maintains its head office in Vancouver, Canada and has field offices in the towns of Gortin, Northern Ireland and Kremnica, Slovak Republic.

The Company is a reporting issuer in British Columbia, Alberta and Yukon, Canada, and trades as a Tier 1 issuer on the TSX Venture Exchange under the trading symbol “TVC”, and on the Frankfurt Stock Exchange under the trading symbol “TGP”.

RESULTS FROM OPERATIONS

Performance Highlights

Kremnica Gold Project, Slovakia

 .

Completed reverse circulation in-fill drilling within Sturec resource block.

o

Commissioned a Pre-feasibility Study by Beacon Hill Consultants (1988) Ltd.

o

Updated resource estimate:  958,000 measured & indicated ounces of gold at 1.58 g/t in 18.8 million tonnes.

plus 272,000 inferred ounces at 1.32 g/t in 6.4 million tonnes.

Jahodna Uranium Project, Slovakia

o

Inferred resource estimate and NI 43-101 report by ACA Howe: 1.26 million lbs U3O8 at 0.66% in 18.2 million tonnes.

o

Preliminary Assessment completed: IRR of 44% after-tax, at U3O8 price of US$35/lb, at an initial production rate of 100,000 tpa.(1)

o

Completed confirmatory diamond drill program; hole KG-J-1a intersected very high grade uranium, 10.33% U3O8 over 0.9 metres.

o

Contracted drill rigs for 5,000-metre in-fill and step-out drill program at Jahodna to begin early May.

Corporate

o

Received proceeds of $45.2 million by issuing 31.2 million special warrants in a ‘bought’ private placement.

o

Market capitalization on a fully-diluted basis increased from $46 million on November 30, 2005 to $240 million on April 28, 2006.

o

Received gross proceeds of $3.9 million by issuing 9.0 million private placement shares.

o

Hired Steve Stine, P.E. as VP, Corporate Development, and Joe Ringwald, P.Eng. as VP, Technical Services.

(1)  Note that this Preliminary Assessment is based on an Inferred Resource that is currently considered too speculative geologically to have the economic considerations applied to it that would enable it to be categorized as a Mineral Reserve, according to CIM Definition Standards.  Generally, an economic evaluation would only be completed on Measured and Indicated Resources, and there is no certainty that this preliminary assessment will be realized

Properties

(a)

Kremnica Gold Project, Slovak Republic

Project Description and History

The Company has a 100% interest in the Kremnica gold project, which is located near the town of Kremnica in central Slovak Republic, 190 kilometres northeast of Vienna. It includes a mining license of 11.8 square kilometres, which provides title to the historic Kremnica mine, one of Europe’s largest historic gold producers, and exploration licenses covering 123 square kilometres.

Tournigan has identified several zones of gold-silver mineralization at Kremnica, including the main Sturec deposit, which has commenced the pre-feasibility stage, and the Vratislav, Wolf, South Ridge and Kremnica South prospects.  Tournigan has advanced Kremnica along a two-pronged path since acquiring the project in July 2003. Exploration of both known and new target zones has been complemented by detailed drill and surface sampling of the main Sturec deposit and surface and drill test-sampling of prospects peripheral to Sturec. An updated resource estimate and a technical report compliant to National Instrument 43-101 (“NI 43-101”), dated April 8, 2006 has been released and a Pre-feasibility Study has commenced.

Sturec Deposit -

Current Exploration

A detailed development schedule is planned for Kremnica.  The plan will be advanced through the following stages: 1. Environmental Studies, 2. Socio-Economic Development, 3. Feasibility Studies, 4. Construction and Production. The entire plan is estimated to be completed by Q2 2008.  The Company has now begun 3 of the 4 stages necessary to advance the Sturec gold deposit to production (Environmental Studies, Socio-economic Development and Pre-feasibility studies are now in progress).

Resource Estimate

In October, 2005 an in-fill reverse circulation (RC) drill program was completed within the area of the existing Sturec gold resource on the site of the former Kremnica Gold Mine.  Drilling included 36 in-fill drill holes totalling 3,754 metres, as well as 5 “twinned” holes totalling 235 metres.  The twinned holes duplicated 5 historic diamond drill holes to compare drilling recoveries and assay results as part of the necessary Quality Assurance/Quality Control program for the Pre-feasibility Study.

In addition to the in-fill drilling program, a program of trenching and channel sampling along old benches within the boundaries of the proposed pit was completed in November 2005.

A new NI 43-101 technical report containing an up-dated resource estimate for Sturec, dated April 8, 2006 was completed by Beacon Hill Consultants (1988) Ltd., the lead consultants for the Kremnica Pre-feasibility Study.  Results of the resources estimate are as follows:

Sturec Gold Deposit, Kremnica Beacon Hill Consultants (1988) Ltd.
Cut-off Grade (g/t)	Gold Grade (g/t)	Silver Grade (g/t)	Gold equiv. * Grade, (g/t)	Tonnes	Ounces Gold	Ounces Silver	Ounces, Gold Equiv *
Measured Resources
0.75	1.75	14.24	1.96	7,293,000	410,300	3,338,900	459,600
Indicated Resources
0.75	1.48	11.86	1.66	11,514,000	547,900	4,390,400	614,500
Total Measured and Indicated Resources
0.75	1.58	12.78	1.78	18,807,000	958,200	7,729,300	1,074,100
Inferred Resources
0.75	1.32	7.42	1.44	6,398,000	271,500	1,526,300	296,200

* Note: Gold equivalent calculated from gold/silver ratio of 66:1

Pre-feasibility Study

The updated resource estimates provide the foundation for a Pre-feasibility study which has been commissioned to Beacon Hill Consultants.  A 2004 preliminary assessment by Beacon Hill estimated that Kremnica could provide an after-tax, 26.1% Internal Rate of Return (“IRR”) with gold priced at US$385/oz and 32.8% IRR at US$425/oz, based on a capital investment of US$48.9 million (2).  Beacon Hill expects the Pre-feasibility Study to be completed by Q3 2006.

(2) This is preliminary in nature, includes inferred mineral resources that are too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that these results will be realized.

Environmental and Socio-Economic Studies

An environmental baseline sampling and data collection study is underway at Kremnica by Golder Associates as part of an environmental impact assessment (“EIA”), a component of the Pre-feasibility study. Golder is also conducting the socio-economic study at Kremnica required as part of an EIA. In addition, a local public relations firm has been engaged to regularly publicize information on the project to the community.

Financial

Total expenditures at Kremnica in the six-month period were $1,117,885 (2005 - $1,082,102), predominantly comprised of a drill program that was completed at Sturec in December, consulting and salaries, and engineering studies. Consulting and salaries, office and field expenses, travel and engineering studies expenses all increased significantly in the period over the previous period with the expanded work programs at Kremnica in preparation for the Pre-feasibility Study.  As pre-feasibility work progresses and advances to full feasibility, expenditures are expected to continue to escalate, in particular, consulting expenses.

Exploration Targets

Tournigan’s resource estimate focused exclusively on the Sturec zone at Kremnica and did not include data on the Vratislav and Wolf Zones, two highly prospective zones of historical production, 500 to 1,000 metres north along strike from Sturec.

Kremnica South Prospect-

At Kremnica South, a possibly un-eroded, intact deposit similar to Kremnica, in an area partially covered by highly silicified rhyolite is considered a highly prospective conceptual exploration target.  While Kremnica has recorded production of 1.5 million ounces of gold, historical metallurgical recoveries are estimated to have averaged only 33%, implying that Kremnica was originally a 5-8 million oz deposit.  Thus the Kremnica South target represents substantial upside potential, albeit at an early stage.

Vratislav Deposit -

The Vratislav target is focused in the area of historic mine workings that host sets of quartz veins located roughly 200-300 metres north of and along strike with the Sturec deposit vein system.  The Vratislav mineralized zone includes a Z-2 to Z-3 historic resource, as calculated and defined by the Slovak Geologic Survey, of 595,000 tonnes grading 3.33 grams gold and 24.6 grams silver per tonne, totaling 63,700 ounces gold and 470,500 ounces silver (3).

Initial step-out drilling of 4 diamond drill holes totaling 521 metres was completed by Tournigan in 2004 at Vratislav.  Results from the program indicated continuation of robust ore-grade gold mineralization down-dip of the known zone of gold-silver mineralization (one intercept of 22 metres grading 7.8 g/t gold).   Management believes Vratislav could add additional tonnes of higher-grade feed to the proposed Sturec open-pit operation and plans to test the Vratislav mineralized zone with a series of step-out RC and/or core drill holes in 2006.

(3)   Tournigan has reviewed the Slovak historical resource estimates and views them relevant.  The historic exploitation of Slovak deposits in general and metallurgical test records acquired with Tournigan’s deposits in particular suggests the reliability of the historical resource estimates. The Slovak categories of Z-2 and Z-3 are roughly analogous to the CIM definitions for Indicated and Inferred Resources, respectively. Investors are cautioned not to rely upon these estimates.

(b)

Uranium Projects, Slovak Republic

Description and History

In June 2005, the Company applied for and received 3 uranium exploration licenses totalling 99 square kilometres in Eastern Slovakia; the Jahodna, Novoveska Huta, Svabovce and Spissky Stiavnik historic deposits are all included in the 3 licenses.  These uranium projects are situated in areas that have excellent access to electrical, natural gas and rail infrastructure.

Past production from open-pit and underground operations was recorded on the Svabovce, Spissky Stiavnik and Novoveska Huta deposits and exploration has not taken place in the districts since 1996 due to previous low uranium prices and the collapse of the former socialist economy.  Tournigan is now completing a compilation of a digital database of the historic data and has embarked on evaluation exploration program on the Jahodna project and will soon begin with Novoveska Huta.

Financial

Total expenditures on the uranium projects in the six-month period were $343,368 (2005 - $nil), predominantly comprised of diamond drilling at Jahodna designed to validate historic drill results and corroborate the 1996 resource estimate to CIM standards.  Exploration costs from these projects are expected to escalate as the Company advances its exploration programs.

Jahodna Project -

Project Description and History

The Company has a 100% interest in the Jahodna deposit that includes an exploration license covering 32 square kilometres northwest of the city of Kosice in Eastern Slovakia.  Uranium mineralization was discovered at Jahodna in 1985 and three stages of uranium and molybdenum exploration were carried out from 1992-1995.  The Jahodna deposit appears to be open-ended both along strike and down-dip and has good exploration potential.

Historic uranium tonnage and grades estimates were calculated from gamma-log uranium-equivalent data.  Molybdenum tonnage grade estimates are based on geochemical analyses of selected core-sample intervals from selected drill holes and therefore do not imply a true average tonnage and grade estimate for molybdenum, rather suggesting molybdenum to be a likely significant by-product during possible future uranium production at Jahodna.

Drilling

A confirmatory diamond drilling program of 3 holes totalling 1,365 metres at Jahodna was completed in December 2005.  The program was designed to validate historic drill results and provide data to confirm that the Jahodna resource estimate completed in 1996 is compatible with an Inferred resource as defined by CIM standards.   Final assays are shown below:

Drill Hole	From – to (metres)	Length (metres)	Uranium Oxide U3O8%
KG-J-1a geochem	424.0 - 425.2	1.2	7.77%
Includes	424.0 - 424.9	0.9	10.33%
Original KG-J-1a gamma-log (U3O8- equivalent)	423.3 - 424.5	1.2	2.12%
KG-J-1 geochem	406.9 – 409.3	2.4	0.24%
Includes	406.9 - 408.1	1.2	0.46%
KG-J-1 gamma-log (U3O8-equivalent)	406.9 - 408.3	1.4	0.41%
KG-J- 2 geochem Includes Includes	449.6 - 455.3 449.6 - 452.0 450.9 - 452.0	5.7 2.4 1.1	0.26% 0.55% 1.32%
KG-J- 2 gamma-log (U308-equivalent)	450.4 - 451.5	1.1	1.34%

Tournigan plans to next carry out a 5,000-metre in-fill and step-out exploration diamond drilling program designed to test previously untested gaps within the 500-metre resource block for significant uranium-molybdenum mineralization. Step-out drilling will test strike extensions of approximately 250 metres to the southeast and 600 metres to the northwest.  This will follow-up historic exploration drilling that used wide drill-spacings to define uranium mineralization along a 3,000 metre long trend.

Updated Resource Estimate

An update of the historic Jahodna resource to CIM standards was carried out by ACA Howe International Ltd., of London, and an independent NI 43-101 technical report was completed, dated March 28, 2006.   Data from Tournigan’s recent drilling was used to verify the historic Jahodna geochemical data and radiometric and geological drill logs.

The NI 43-101 Technical Report containing the estimate confirms the historical Jahodna uranium resource at a significantly higher grade and provided a basis for the preliminary economic assessment, which was completed in April 2006.

Jahodna Uranium Deposit ACA Howe International Ltd.
Cut-off Grade (% U3O8 )	Uranium % U3O8 (5)	Tonnes	Uranium lbs U3O8
Inferred Resources
0.035%	0.66	1,256,088	18,184,125

(5)   Uranium metal (U) grades were converted to uranium oxide (U3O8) grades using a factor of 1.17

The estimate was prepared under the direction of David Pelham, Associate Consulting Geologist of ACA Howe and an Independent Qualified Person as defined by NI 43-101.  The estimate included results from the 3 confirmatory diamond holes drilled by Tournigan in late 2005 and 13 relevant holes of the 52 historical diamond drill holes drilled by previous Slovakian government operators.

ACA Howe utilized MicroMine™ software to produce a Polygonal Wireframe Resource Estimate for Jahodna, utilizing the same cut-off grade of 0.030% uranium metal (equivalent to 0.035% uranium oxide) as was used to calculate the higher-grade portion of the historical resource estimate.  Geochemical analyses of Tournigan drill core confirmed historic and current radiometric drill logging results, which, in conjunction with general agreement of historic and current resource estimates confirms historical results, in the opinion of ACA Howe and is in accordance with CIM standards.

Preliminary Assessment

An independent Preliminary Assessment for the Jahodna uranium project was completed by ACA Howe International Ltd. and included in a NI 43-101 technical report announced on and dated April 27, 2006.  This Assessment provides conceptual economic parameters for a future uranium mine at Jahodna, including an internal rate of return of 44% after-tax, using a uranium oxide price of US$35 per pound.  The calculation is based on the Jahodna Inferred Resource estimate announced on March 6, 2006 and does not include any possible future molybdenum by-product credit.

Modeling an underground mining operation, ACA Howe used a base case of an initial mining rate of 100,000 tonnes per year by the undercut and fill mining method.  Tournigan will be assessing options to increase the mining rate, should the exploration program at Jahodna successfully increase the resource base.

The after-tax Net Present Value of the uranium-only project at an 8% discount rate is $63.5 million.  Note that the capital and operating costs include items for extracting molybdenum as a byproduct, though no molybdenum revenue has been included in the projected cash flow.  Molybdenum revenue will be included in future economic models if and when enough verifiable molybdenum data is available to be able to estimate at least an Inferred Resource for molybdenum.

Note that this Preliminary Assessment is by definition preliminary in nature and is based on an Inferred Resource that is currently considered too speculative geologically to have the economic considerations applied to it that would enable it to be categorized as a Mineral Reserve, according to CIM Definition Standards.  Generally, an economic evaluation would only be completed on Measured and Indicated Resources, and there is no certainty that this preliminary assessment will be realized.

Exploration plans

As part of the 2006 exploration program at Jahodna, the Company plans to carry out an in-fill and step-out exploration diamond drilling program, using up to three rigs, designed to test previously untested gaps within the approximately 500-metre-long resource block.  Step-out drilling will test strike extensions of approximately 250 metres to the Southeast and 600 metres to the Northwest.  This will follow-up historic surface exploration (ground-radiometric surveys, test pits and trenches) and shallow to deep exploration drilling along wide drill-spacings that indicated the existence of uranium mineralization along an approximately 3,000-metre long trend.

District-scale exploration is also planned along the 6.5 kilometre strike extension of the known mineralized stratigraphic horizon of the Jahodna exploration license.  The planned exploration program includes a detailed geologic and hand-held scintilometer survey, as well as a close-spaced ground radio-metrics geologic survey and/or soil-radon gas survey along the prospective stratigraphic horizons.

Regional-scale exploration composed of a geologic-scintilometer and ground-radiometric surveys and a possible airborne-radiometric survey are also scheduled for 2006 along a 32-kilometre-long trend between Jahodna and Tournigan’s other geologically and mineralogically-similar uranium project at Novoveska Huta.

Novoveska Huta Project –

The Company has a 100% interest in the Novoveska Huta uranium project, located on a 13-square-kilometre exploration license in Eastern Slovakia.  The historic Novoveska Huta uranium district contains a mined out open pit deposit, a mined out underground deposit, and a historic underground resource.  Data from diamond drill programs completed between 1975 and 1985 are included in the historic uranium resource estimate shown below.  Management considers the development and exploration potential at Novoveska Huta to be good, with the entire mineralized uranium horizon tested by wide-spaced historical surface drilling along with a 650-metre deep shaft connected to 5,500 metres of underground development and underground diamond drilling.

The historical resource estimate is as follows:

Novoveska Huta Historical Uranium Deposit - Uranovy Prieksum, 1985 Slovak Z-3 Resource Category
Uranium U3O8%	Tonnes	Uranium lbs U3O8
0.075	12,000,000	19,970,000

Tournigan has reviewed the Slovak historical resource estimates and views them relevant.  The historic exploitation of Slovak deposits in general and metallurgical test records acquired with Tournigan’s deposits in particular suggests the reliability of the historical resource estimates.  Until independent NI 43-101 - compliant technical reports are completed, however, classification of the resources can not be considered verified or categorized by the Canadian Institute of Mining, Metallurgy and Petroleum in their Standards on Mineral Resources and Reserves Definitions.  The Slovak categories of Z-2 and Z-3 are roughly analogous to the CIM definitions for Indicated and Inferred Resources, respectively. Investors are cautioned not to rely upon these estimates.

Uranium metal (U) grades were converted to uranium oxide (U3O8) grades using a factor of 1.17.

The historical estimate was completed by Uranovy Prieksum, the former Czechoslovakian state uranium Company, using a block-model method, and a cutoff grade of 0.015% uranium.  Historical metallurgical test work reported recoveries similar to Jahodna, with 88% to 90% uranium and 93% to 94% molybdenum.

Uranium-molybdenum mineralization at Novoveska Huta has similar mineralization style and character to that at Jahodna.  Molybdenum and copper geochemical analyses are from selected sample intervals only and therefore the existing data can not  be considered representative of the entire mineralized zone.  Molybdenum and copper are, however, considered potential by-products during possible future uranium production.

The extensive database of Novoveska Huta is currently being compiled and incorporated into a digital GIS database.  A comprehensive review of planned exploration targets will be conducted on completion of the compilation work.  An updated resource estimate for the project, compliant with CIM standards is also scheduled for 2006.

Svabovce and Spissky Stiavnik Projects -

There are at least 7 documented occurrences of Permian sandstone-hosted uranium mineralization within the 45-square-kilometre Spissky Teplica exploration license that the Svabovce and Spissky Stiavnik projects are located in.  These include 2 mined out open pit deposits and 2 underground-mined occurrences, one partially mined-out, that host historically-estimated uranium resources.  A database of historical exploration, development and mining information is now being compiled.

The historical estimates were completed using a block model method and a cutoff grade of 0.015%.  Unlike the historic resources at Jahodna and Novoveska Huta, the two resources within the Spissky Stiavnik license are not listed as “Official Resources” by the Slovakian Ministry of Mines.  Therefore, uranium occurrences within the Spissky Teplica license are considered exploration targets only.

(c)

Curraghinalt Gold Project, Northern Ireland -

Project Description and History

The Company owns a 100% interest in the Curraghinalt gold project, consisting of 346 square kilometres contained in two adjoining exploration licenses.  Curraghinalt is located in County Tyrone, central Northern Ireland, approximately 127 kilometres west of Belfast and 15 kilometres northeast of the town of Omagh, in County Tyrone.  The Curraghinalt deposit vein system, occurrences of other gold mineralized quartz veins, and rock and soil gold geochemical anomalies occur within an 8-kilometre-long, west-northwest trending corridor referred to as the “Curraghinalt Trend”.

Curraghinalt was purchased in April, 2004, by issuing 5,000,000 Company shares to the vendor, Strongbow Exploration Inc.  Upon the decision by Tournigan to go into commercial production at Curraghinalt, a further 5,000,000 common shares would be issued to Strongbow. In addition, pursuant to a royalty agreement between the Company and Minco plc, a 2% net smelter return royalty is payable to Minco plc.

Financial

At Curraghinalt, $87,355 of exploration costs were incurred during the six month period, a decrease of $938,337 from the corresponding period in 2005.  The reason for the reduced costs is the change in focus from drilling and associated charges, to data compilation and permitting work.

Historical Results

Previous exploration on Curraghinalt from the early-mid 1980’s to the early 1990’s included 17,783 metres of drilling, 697 metres of underground development, and 2,856 metres of surface trenching. Tournigan began its exploration on the property in April 2003 after a field office was opened in Gortin, County Tyrone, Northern Ireland.

Tournigan Exploration

Since April 2003, work programs completed by Tournigan on the project include compilation and review of the historical data base, underground geologic mapping, structural analysis, soil geochemical surveys, in-fill and step-out drilling, and limited geophysical surveys over the Curraghinalt vein system.

A total of 4,574 metres of diamond drilling have been completed by Tournigan.  As part of these programs, Tournigan completed 2,998 metres of in-fill drilling, all located within the boundaries of the historical resource estimates.  The remaining drilling focused on exploration targets.

In 2005, the Company completed 2 diamond drill holes totaling 187 metres at a location south of the Curraghinalt deposit in an area known as the Crows Foot – Bend structural zone. Results from the drilling confirmed the presence of 5 new parallel veins hosting gold mineralization.  Deep drill-hole CT-26, returned significant ore-grade intervals at deeper depths in all the resource veins than prior drill holes.  The results extend known high ore-grade gold mineralization to twice the previously documented depth, and include discovery of a new vein as well as the re-emergence of veins previously thought to have pinched out at depth.

Resource Estimate

In January 2005, the Company announced the results of an updated independent technical report to NI 43-101 standards, and a gold resource estimate of the Curraghinalt deposit, completed by John Tully & Associates. The resource estimate incorporated a detailed review of the mineralized vein system with the primary focus on structural analysis.

The resource calculation focused exclusively on the shallow zones that had been comprehensively drill-tested approximately 150 metres below surface, representing less than half of the 1.9-kilometre strike length of the currently defined Curraghinalt vein system.

Curraghinalt Inferred Resource Estimate
Cut-off	Minimum width	Tonnes	Grade	Contained Ounces Gold
6.0 g/t	1.0 metres	527,700	15.45 g/t	262,000

The estimate included recommendations for additional drilling to increase tonnage, and additional underground development to upgrade the classification of the resources to the CIM Measured and Indicated category.  Mr. Tully, P.Geo, independent Qualified Person, stated that detailed drilling and underground development delineated the 800-metre strike length of the veins that make up the Curraghinalt resource.   Immediately along strike and to the east, another 800 metres of strike extension of the Curraghinalt resource veins was identified by wide-spaced diamond drill holes and trench sampling.

Current Development Program

Tournigan believes the project has significant potential for growth and has formulated a development schedule for the project, based on the recommendations of the technical report.  The Company’s focus for Curraghinalt is to advance it through all the requisite steps for permitting, building, and operating an underground gold mine, subject to completion and acceptance of satisfactory pre-feasibility and feasibility studies. The permit approvals will include permission for underground development and bulk-sampling to increasing the current resource.

In January 2005, Tournigan reached an agreement in principle (AIP) with the Police Service of Northern Ireland (“PSNI”) regarding the use of advanced, commercially-available, blasting technology at Curraghinalt.  The AIP will permit the Company to use this new technology, both in respect of its present exploration activities and any future mining activities at Curraghinalt.

Tournigan has completed design of the underground exploration development work for Curraghinalt.  This development phase is anticipated to move the existing Curraghinalt resource to the CIM Measured and Indicated categories.  Development permits will be sought after Tournigan receives the design of necessary surface infrastructure from the selected contractor.  Prior to initiating the underground development program the Company plans an in-fill diamond drill program along the East Extension target with a view to outlining an Inferred resource there.  This target is within an 800-metre long trend of the Curraghinalt vein system that occurs immediately east-southeast of the existing Curraghinalt resource block.

As part of feasibility work for Curraghinalt, the underground exploration development will allow for sampling and assaying of material from the veins to provide information for the resource database as well as for use in additional metallurgical studies.

(d) Uranium Portfolio in USA -

Property Description

In June 2005, the Company entered into an agreement to acquire up to a 100% interest in a portfolio of uranium mining claims in the USA from Sweetwater River Resources LLC (“Sweetwater”). At the time of acquisition, the portfolio consisted of 243 claims within 6 groups of federal lode claims totaling 19.7 square kilometres within the Shirley Basin, Great Divide Basin, and Green River Basin uranium districts in Wyoming, USA.  Including subsequent staking, the portfolio now consists of 601 claims covering approximately 48 square kilometres within 3 prospective uranium districts in Wyoming as well as 272 federal lode mining claims covering 21.8 square kilometres (5,440 acres) in South Dakota. Several of the claim groups host drill-documented uranium mineralization, including 3 reported historical uranium resource estimates.

Acquisition Terms

To earn an 85% interest in the claims staked by Sweetwater, the Company made initial payments of US $140,000 and issued 200,000 common shares and is required to make payments totaling US $125,000 until September 15, 2008.  The Company would then have the right to purchase the remaining 15% interest by paying Sweetwater in cash or shares, based on an independent valuation.

Wyoming Exploration

Since June 2005, with the additional staking of 348 claims, the number of claims in Wyoming has more than doubled and currently consists of 601 claims covering approximately 48 square kilometres within 3 prospective uranium districts: the Shirley Basin, Great Divide Basin and Green River Basin.

The Shirley Basin district was the site of significant historic production, with 4 uranium mines in operation from 1960 to 1980, and remains highly prospective for discovery of new uranium deposits.  The Company has staked 2 areas in the Shirley Basin, the MSB block of 132 claims and the NSB block of 45 claims.  At MSB, maps of previous operators and USGS reports indicate approximately 3 square kilometres of historically reported uranium mineralization.

The Great Divide Basin district hosts 1 former producing uranium mining operation and more importantly, was the focus of several large exploration programs at the end of the last uranium cycle.  Tournigan has staked 2 areas in the Great Divide Basin - the UT block of 170 claims, and 2 blocks totaling 81 claims in the Alkali Creek area. The UT block covers areas of historic close-spaced drilling reported by the previous operator.

The claims in the Green River Basin include key portions of a 21-kilometre-long zone, which itself is part of a historically reported 35-kilometre prospective roll-front type trend of uranium mineralization. Tournigan has staked an 8-kilometre trend in the South Pass block with 173 claims.  The claims encompass adjacent areas of historic close-spaced drilling conducted by previous operators.

Tournigan’s Wyoming USA - based team is compiling data and assessing the potential for additional claims along identifiable trends on each claim block.  Other uranium-prospective areas in the western United States are also being investigated.  The Company will begin drilling and exploration programs, initially targeting areas with reported historic resources.

South Dakota Property Description and Acquisition

In December 2005, the Company staked 272 federal lode mining claims covering 21.8 square kilometres (5,440 acres) in South Dakota, at a cost of $94,104.  The claims partially cover areas historically under claim to Union Carbide and the Tennessee Valley Authority and reportedly include historical resource estimates as well as considerable historical exploration drilling.

The three new Tournigan South Dakota claim blocks are known as the Long, RC and DH Claims and are generally located within the Long Mountain structural zone.

Consisting of 141 claims, the western portion of the Long Claims encompasses a 2.8 mile long by 1.0 mile wide mineralized trend that includes pre-existing Strathmore Minerals claims which cover the historically produced Viking / Virginia C, and Ridge Runner ore bodies. This trend projects southeast towards the historically significant October – Jinx uranium deposits. The eastern portion of the Long Claims surrounds the historic Long Mountain deposits, a fraction of which is also covered by Strathmore claims.

Approximately 1 mile to the east of the Long Claims is the 62-claim RC claim-block, which hosts two prospective areas of historically reported uranium mineralization as well as the as-yet un-quantified historic Hot Point deposit.

The DH claim block (69 claims, 1,380 acres) occurs 1 mile to the south of the RC Claims and covers an area reported by the United States Geologic Survey in 1971 to contain “widespread low grade and some economic mineralization”.

Qualified Person and QA/QC

Tournigan’s Vice President of Exploration, Dr. Kent Ausburn, PhD, PG, and a Qualified Person as defined by NI 43-101 is responsible for the exploration on the above projects and has reviewed the technical disclosure contained in this management’s discussion and analysis.

Tournigan has a Quality Assurance/Quality Control (QA/QC) protocol in place for its ongoing drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures.  QA/QC procedures include chain-of-custody protocol and systematic submittal of blanks, duplicates and registered standards as part of every sample shipment to the analytical laboratory.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

The following tables provide a brief summary of the Company’s financial operations.  For more detailed information, refer to the consolidated financial statements.

Summary of Three months Financial Results

	Three Months Ended February 28, 2006	Three Months Ended November 30, 2005	Three Months Ended August 31, 2005	Three Months Ended May 31, 2005
Total assets	$ 59,684,982	$ 17,561,693	$ 13,746,449	$ 12,350,754
Mineral property interests and deferred exploration costs	11,496,940	10,629,708	9,530,693	8,780,380
Working capital	47,135,246	6,026,757	3,242,897	2,772,113
Shareholders’ equity	59,046,856	17,061,067	13,186,785	11,912,263
Revenues	-	-	-	-
Net Loss	(2,371,739)	(229,748)	(1,075,814)	(485,497)
Loss per share	(0.03)	(0.00)	(0.02)	(0.01)

	Three Months Ended February 28, 2005	Three Months Ended November 30, 2004	Three Months Ended August 31, 2004	Three Months Ended May 31, 2004
Total assets	$ 12,990,758	$ 10,275,039	$ 10,392,855	$ 9,650,789
Mineral property interests and deferred exploration costs	8,191,181	7,264,910	6,074,141	4,714,539
Working capital (deficiency)	3,835,600	2,005,277	3,255,080	4,559,880
Shareholders’ equity (deficiency)	12,374,270	9,650,940	9,671,799	9,333,974
Revenues	-	-	-	-
Net Loss	(730,120)	(585,963)	(466,419)	(584,566)
Loss per share	(0.01)	(0.01)	(0.01)	(0.02)

The financial results over the past eight quarters are a reflection of the Company’s growth plans to add and develop mineral interests that are primarily funded by equity financings.  Mineral property interests and deferred exploration costs have increased every three months, resulting from the acquisition of Curraghinalt in the third quarter of 2004 for $2,350,701, the Brehov project in the third quarter of 2005 for $12,500, and uranium properties in Wyoming and South Dakota, USA in the fourth quarter of 2005 and in the first two quarters of fiscal 2006 for a total of $259,268.  In addition, the Company has conducted extensive exploration activities on the Curraghinalt and Kremnica gold projects. These acquisition and exploration activities as well as operating costs have been financed by equity financings.

Comparison of the six months ended February 28, 2006 to the six months ended February 28, 2005

During the six months ended February 28, 2006, the Company incurred a loss of $2,601,487 or $0.03 per share, compared to a loss of $1,316,083 or $0.02 per share in the six months ended February 28, 2005. Operating expenses for the six months ended February 28, 2006 have been significantly affected by stock-based compensation.

The Company uses the Black-Scholes pricing model to calculate stock-based compensation. The share price of Tournigan’s common shares as traded on the TSX Venture Exchange increased significantly over the periods used in the calculation, resulting in a much higher volatility factor and a much higher compensation expense. These expenses are included in consulting fees and salaries, and for the six months ended February 28, 2006, 4,724,945 stock options were granted resulting in an expense of  $1,842,461 compared to 2,035,000 stock options granted in the prior year resulting in an expense of $244,200.

During the six months ended February 28, 2006, $3,252,460 of operating expenses were incurred, compared to $1,324,042 in the prior year period.  Excluding stock-based compensation, operating expenses were $1,409,999 in the current six months compared to $1,079,842 in the same period last year. The major components of this $330,157 increase in the current year were a $299,581 increase in consulting fees and salaries due to a one-time transition payment of $165,000 to the former President, financial consulting fees of $72,500, and $76,663 for investigations of potential new mineral interests; and advertising, promotion, and investor relations expenses which were $120,090 higher primarily due to a web-based email program in Europe. Legal and professional fees were reduced by $56,223 due to higher legal fees regarding general corporate matters in the previous period.

Other items, including a recovery on a note receivable, foreign exchange losses of $170,290 relating to the strengthening of the Canadian dollar relative to the U.S. dollar, and interest income of $112,543, partially offset the operating expenses to produce a net loss of $2,601,487 in the current six month period. The recovery of the note receivable resulted from receipt of  $708,720 in settlement of a promissory note that had been written off in 2001. Interest income was $78,164 higher than the six months to February 28, 2005 due to much larger cash and short term investment balances.

Exploration costs totalled $1,966,247 in the six months compared to $2,117,040 in the same period in 2005.  Exploration activities in the current period focused on three areas – Kremnica gold project where $1,117,885 was spent ($1,082,102 in 2005), Jahodna uranium project where the Company recorded costs of $343,368, and USA uranium properties in Wyoming and South Dakota on which $405,397 was expended, primarily for property acquisitions and license fees.  Expenditures on Curraghinalt were reduced from $1,025,692 in the 2005 period to $87,355 in the current period as the Company focuses on its other properties.  The majority of the costs in Slovakia were spent on drilling and assay results.

Comparison of the three months ended February 28, 2006 to the three months ended February 28, 2005

During the three months ended February 28, 2006, the Company incurred a loss of $2,371,739 or $0.03 per share, compared to a loss of $730,120 or $0.01 per share in the three months ended February 28, 2005.

During the quarter ended February 28, 2006, $2,286,160 of operating expenses were incurred, compared to $732,662 in the prior year period; excluding stock-based compensation, these costs were $747,379 in the current quarter compared to $590,212 last year.  The major changes from last year were higher consulting fees and salaries resulting from investigations of potential new mineral interests, an increase in investor relations costs due to a web-based email program in Europe, an increase in travel due to more site visits, and a reduction in legal costs.

Foreign exchange losses of $168,707 more than offset interest income of $83,128 to increase the loss to $2,371,739 in the current quarter. The foreign exchange losses were primarily a result of holding US dollars as the Canadian dollar strengthened at the end of the reporting period.

Cash Flow

During the six months ended February 28, 2006, the Company raised net cash proceeds of $46,532,097 in new financing – a net amount of $3,552,750 pursuant to private placements, a net amount of $42,245,184 pursuant to a special warrants financing, and $734,163 from the exercises of options and warrants. These funds will be used primarily for capital expenditures at the Kremnica gold project in Slovakia and to fund development work and a scoping study at the Jahodna uranium project in Slovakia. In addition, the Company received $708,720 as settlement on a promissory note that was written off in 2001. During the six months ended February 28, 2006, the Company used $810,318 of the cash to cover net operating costs, $1,879,247 on exploration property expenditures, and $46,771 on property and equipment purchases. The Company had cash and cash equivalents of $47,489,875 as at February 28, 2006 ($3,942,535 in 2005) and approximately $45,000,000 as at April 28, 2006. During the six months ended February 28, 2005, $3,774,354 was raised through a private placement and the exercises of options and warrants.

If the Company decides to bring the Kremnica gold mine into production and to further develop its uranium properties in the Slovak Republic, it is possible that additional financing will be required.  While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

Transactions with Related Parties

The following related party transactions were recorded as at February 28, 2006:

(a)

for the six-month period, fees of $397,700 (2005: $156,000), consisting of:  i) directors’ fees of $29,000 (2005 - $30,000); ii) chairman’s fees of $15,000 (2005 - $15,000);  iii) management salaries of $97,700 (2005 - $nil) from a director; iv) officers’ management fees of $36,000 (2005 - $36,000); v) management fees of $30,000 (2005 - $15,000) from companies controlled by officers; and vi) a transition allowance of $165,000 to the former President, and $25,000 (2005 - $60,000) from directors or companies owned by them;

(b)

due to related parties of $122,754 (August 31, 2005 - $100,630) is comprised of: i) $58,840 (August 31, 2005 - $34,849) payable to officers for management consulting fees; and ii) $63,914 (August 31, 2005 - $65,781) payable to directors for directors’ fees;

(c)

during the three-month period, incurred legal fees of $6,623 (2005 - $41,803) from a law firm in which a principal is a director;

(d)

During the six-month period, office expenses reimbursements (recorded as offsets to the underlying expense items) of $143,455 (2005 - $81,285) comprised of: i) $34,644 (2005 - $61,678) from Sunrise Minerals Corp., formerly Lalo Ventures Ltd. (“Sunrise”), a public company related by a common officer and a common director; ii) $58,399 (2005 - $19,607) from Exeter Resource Corporation (“Exeter”), a public company related by a former director and a former officer; iii)  $29,121 (2005 - $nil) from Finavera Energy Canada Ltd. (“Finavera”), a private company related by a common director; and iv) $21,291 (2005 - $nil) from Longview Strategies Incorporated (“Longview”), a public company related by a common officer and a common director;

(e)

due from related parties for general office expenses totalling $66,481 (August 31, 2005 - $91,255) is comprised of:  i) $4,376 (August 31, 2005 - $16,280) due from Sunrise; ii) $749 payable to (August 31, 2005 - $17,628 due from) Exeter; iii) $40,619 (August 31, 2005 - $44,887) due from Finavera; iv) $22,235 (August 31, 2005 - $nil) due from Longview; and v) $nil (August 31, 2005 - $12,460) due from a director.

Investor Relations

During the six months ended February 28, 2006, the Company spent $337,998 on investor relations consisting primarily of $199,633 spent on an email promotional program directed at current and potential European investors; in the same period in 2005, the Company spent $217,906 on investor relations. The investor relations team includes The Windward Agency, retained to provide targeted investor relations activities in North America at a rate of US $4,000 per month and B.I.G. Communications Inc. of Germany at a rate of $5,000 per month.

In December 2005, Tournigan became registered with the United States Securities and Exchange Commission.  This registration provides the Company with greater exposure to the U.S. financial community and facilitates improved communications with U.S. shareholders through U.S. investment advisors.  It also enables Tournigan to be quoted on the NASD OTC Bulletin Board.

Capital Resources

To date, the Company’s ongoing operations have been almost entirely financed by private placements and exercises of warrants or stock options. Since August 2005, Tournigan has raised net cash proceeds of $48,532,097 through private placements, special warrants, and the exercise of stock options and warrants.

Off Balance Sheet Transactions

Existing commitments include an office lease requiring annual payments of $160,000, certain exploration commitments, and contingent commitments to a) issue 5,000,000 common shares if the Company initiates construction of a mine in Northern Ireland, b) exploration commitments related to its acquisition of the Brehov project in the Slovak Republic, and c) annual payments until 2008, totalling US $125,000 to complete the Company’s acquisition of uranium claims in Wyoming.

Liquidity

At February 28, 2006, the Company had working capital of $47,135,246 and a cumulative deficit of $36,987,245. The cash and short term investment component of working capital at February 28, 2006 consisted of $1,843,062 in bank deposits, $32,447,407 in Canadian dollar short term investments, and $13,199,406 in US dollar short term investments (Canadian dollar equivalent). The Company believes that its working capital is sufficient to carry out its current capital expenditure programs, its exploration work programs, and fund corporate overhead until fiscal 2009. The Company has budgeted current funds for programs to continue to advance the Kremnica gold project, to further evaluate and explore the Jahodna uranium project in Slovakia, and to evaluate its other uranium properties in the USA and Slovakia.

Disclosure Controls

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings and other reports recorded, processed, summarized and reported within the time periods specified by securities regulations.   Management has evaluated the effectiveness of the Company’s disclosure controls and procedures for the financial period ended February 28, 2006 and believes that they are sufficient to provide reasonable assurance that the Company’s disclosures are compliant with securities regulations.

SHARE CAPITAL

As at April 28, 2006, the Company has 79,968,263 issued and outstanding common shares, and 31,207,000 special warrants. There are 6,761,250 warrants outstanding with exercise prices ranging from $0.55 to $0.65 and with expiry dates ranging from March 31, 2007 to September 8, 2007. There are 936,210 agents’ compensation options outstanding, with an exercise price of$1.65 and expiring on February 22, 2008.  In November, 2005, 6,764,604 warrants expired. There are also 7,930,000 stock options outstanding as at this date, with exercise prices ranging from $0.25 to $1.86 and expiry dates ranging from May 21, 2008 to March 23, 2011.

SUBSEQUENT EVENTS

The following events occurred subsequent to February 28, 2006:

(a)

The Company issued 1,550,000 common shares in respect of the exercise of stock options at prices ranging from $0.25 to $0.45 per share for proceeds of $575,250.

(b)

The Company granted 1,610,000 stock options, exercisable at a price of $1.86 per share up to March 23, 2011, with 1,243,333 vesting immediately, and 183,334 vesting on March 23, 2007 and 183,333 on March 23, 2008.

(c)

On April 19, 2006, the Company paid bonuses of $450,000 to 2 executive directors in the normal course of business.

(d)

On April 26, 2006, the Company filed a preliminary short form prospectus to qualify the underlying common shares issuable upon exercise of the special warrants.

RISKS

The Company is engaged in the exploration for and development of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations, have an impact on the economic viability of a mineral deposit.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

The Company does not currently own or have any interest in any producing mineral property interest.  Annual losses are expected to continue until the Company has an interest in a mineral property that produces revenues. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. The accompanying consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

The forward-looking information in the management’s discussion and analysis is based on the conclusions of management.  The Company cautions that due to risks and uncertainties, actual events may differ materially from current expectations.  With respect to the Company’s operations, actual events may differ from current expectations due to economic conditions, new opportunities, changing budget priorities of the Company and other factors.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a Company can economically and legally extract or produce. We use certain terms in this document, such as “indicated resource” and “inferred resource” that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-50486.  You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.html.

Safe Harbour Statement/Forward Looking Information - This document may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief, future plans, or goals, and are based upon currently available information, and involve inherent risk and uncertainty. Actual results could differ materially from those described in this document as a result of numerous factors, some of which are outside of the control of Tournigan.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation (the “Company”)

Suite 301 - 700 West Pender Street

Vancouver, BC  CANADA  V6C 1G8

Item 2.

Date of Material Change

January 25, 2006

Item 3.

News Release

The news release dated January 25, 2006 was forwarded to the TSX Venture Exchange and disseminated via CCN Matthews and Market Wire.

Item 4.

Summary of Material Change

The Company announced the receipt of positive geochemical results from a recently completed diamond drilling program at the Jahodna uranium-molybdenum-copper deposit in Slovakia.  Three of five planned drill holes that were completed have met or exceeded management’s expectations that uranium mineralization at Jahodna occurs in similar thicknesses and grades as reported in historical records.

The Company also announced that it is now registered as a foreign private issuer with the Securities and Exchange Commission in the United States.

Item 5.

Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Garry Stock, Executive Vice President

Telephone – 604-683-8320;    Facsimile  – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 25h day of January 25, 2006.

SCHEDULE  “A”

PRESS RELEASE

January 25, 2006

                 Symbol:  Canada TSX.V – TVC

                              Frankfurt, Berlin – TGP

Tournigan Receives High Grade Uranium Results from Jahodna; Completes US Form 20-FR

Tournigan Gold Corporation is pleased to announce receipt of positive geochemical results from recently completed diamond drilling at the Jahodna uranium-molybdenum-copper deposit in Slovakia.  This confirmation drill program was designed to prove uranium mineralization at Jahodna occurs in similar thicknesses and grades as reported in historical records.  Three of five planned drill holes were completed before onset of heavy snow and very cold weather and have met or exceeded management’s expectations.  Further drilling is planned.  Tournigan is also pleased to announce the successful completion of registration as a foreign private issuer with the Securities and Exchange Commission in the United States.

Jahodna Drill Results

Geochemical and gamma-ray radiometry results from the three diamond-drill holes completed by Tournigan in 2005 are tabulated below.  Geochemical analytical results for uranium, molybdenum, and copper have been received for the first two holes completed at Jahodna (KG-J-1 and KG-J-2) and are tabulated below with gamma-ray log uranium-equivalent concentration estimates (in % U3O8) for corresponding core-intervals.  KG-J-1a core is now being prepared for uranium, molybdenum and copper analyses by Ecochem Labs a.s. in Prague, Czech Republic, an EN ISO 17025 accredited analytical laboratory and results are expected within two weeks.

Close correlation of geochemical and gamma-log equivalent estimates of uranium concentrations over corresponding to approximately corresponding core intervals for KG-J-1 and KG-J-2 are illustrated in the table below.  Based on the observed correlation for KG-J-1 and KG-J-2, Tournigan management is confident that the gamma-log uranium equivalent estimates listed below for KG-J-1a in lieu of pending geochemical analyses represent reasonable estimates of the true uranium concentration in the reported core interval.

Drill Hole	From – to (metres)	Length (metres)	Uranium Oxide U3O8%	Molybdenum %	Copper %
KG-J-1 geochem	406.9 - 409.3	2.4	0.24%	0.04%	0.04%
Includes	406.9 - 408.1	1.2	0.46%	0.09%	0.06%
KG-J-1 gamma-log (U3O8-equivalent)	406.9 - 408.3	1.4	0.41%	n/a	n/a

KG-J- 2 geochem Includes Includes	449.6 - 455.3 449.6 - 452.0 450.9 - 452.0	5.7 2.4 1.1	0.26% 0.55% 1.32%	0.08% 0.19% 0.40%	0.06% 0.12% 0.25%
KG-J- 2 gamma-log (U308-equivalent)	450.4 - 451.5	1.1	1.34%	n/a	n/a

KG-J-1a geochem	Lab results Pending
KG-J-1a gamma-log (U3O8- equivalent)	423.3 - 424.5	1.2	2.12%	n/a	n/a

Note: The intervals above are estimated to represent approximately 85% to 90% of true width.  Tournigan has converted uranium metal grades, as reported by the lab and calculated from gamma-ray counts per second, to uranium oxide grades (U3O8) using a factor of 1.17.

A map of current and prior drilling locations at Jahodna will be posted shortly on the Tournigan website at www.tournigan.com.

Background to Current Drill Program

Both KG-J-1 and KG-J-1a were attempted twin holes for historic drill hole #1218.  KG-J-1 wandered off target and penetrated an apparent cross-fault at the mineralized horizon.  KG-J-1a was drilled as a follow-up and intersected the mineralized horizon some 20 metres from historic hole #1218.  Results for KG-J-1a confirm and improved upon corresponding historic drill results from hole #1218 that were used for historic resource estimates at Jahodna.  KG-J-2 was located to test a gap in the historic drilling within the resource block.  It intersected significant grades and thicknesses of uranium, molybdenum and copper mineralization in a previously untested area within the historic resource block.

Geology and Mineralization

The Jahodna uranium-molybdenum-copper deposit occurs as roughly strata-bound lensoid horizons along the contact of the overlying lower Permian meta-volcanic dominated Petrova Hora Formation and the underlying lower Permian meta-sediment dominated Knola Formation.  Uranium mineralization occurs primarily as the oxide minerals uraninite, brannerite with lesser occurrences of the uranium-silicate mineral coffinite.  Uranium minerals occur with molybdenum, copper, and iron sulfide minerals within the schistose fabric and inter-foliation crenulations, primarily within the Petrova Hora basal andesite-tuff unit.  Uranium–sulfide mineralized horizons are spatially associated with ptygmatically-folded quartz-carbonate veins.

An independent 43-101-compliant technical report on the Jahodna deposit is nearing completion, including a verification of the historical resource estimate, as follows:

Tournigan - Jahodna Historical Uranium Resource, Slovakia (Uranovy prieskum, 1996)
	Tonnes	Uranium* U3O8%	Molybdenum %	Uranium lbs U3O8	Molybdenum lbs Metal
Jahodna (High Grade)	1,150,000	0.537%	0.380%	14,010,000	9,630,000
Jahodna (Low Grade)	1,080,000	0.219%	0.380%	5,360,000	9,050,000
TOTAL				19,370,000	18,680,000

Not National Instrument 43-101 compliant resources - investors are cautioned not to rely upon these estimates

*Note: Tournigan has converted uranium metal grades to uranium oxide grades (U3O8) using a factor of 1.17

The historic exploitation of Slovak uranium deposits in general and metallurgical test records acquired with all four of Tournigan’s four Slovak uranium deposits in particular suggests the reliability and relevancy of the Jahodna historical resource estimate.  However, the Company has not yet done the work necessary to verify the classification of the resources and the resources are not categorized by the Canadian Institute of Mining, Metallurgical and Petroleum in their Standards on Mineral Resources and Reserves Definitions.  The Slovak category of Z-3 is roughly analogous to the CIM definition Inferred Resources.

Future Work

Following the completion of this report Tournigan will immediately begin a Preliminary Assessment at Jahodna to evaluate the economic feasibility of developing an underground uranium mine at Jahodna.  A phase-2 in-fill/step-out exploration diamond drill program at the Jahodna project is currently under design and is scheduled to begin when the weather and logistics/access conditions improve.

Notes on Methodology and QA/QC

Upon completion of each HQ-sized diamond drill-hole, the hole was probed with a down-hole instrument that measured gamma-ray emissions as counts per second and orientation (azimuth and angle from horizontal) of the hole as well as other parameters such as resistivity and self-potential.  Down-hole logging was preformed by Uranpres, a private mining-engineering company that was formerly the

Czechoslovakian state uranium exploration/development services company.  During the Soviet era, Uranpres performed the drilling and down-hole logging of the historic drill holes completed at Jahodna.  Equivalent uranium content was calculated from gamma-log counts per second measurements according to an industry standard method, whereby measurements begin at a point ½ height from background to peak of the anomaly and then recording counts per second every 10 centimetres.  Average counts per second are determined for a mineralized interval by dividing by the number of measurement intervals within the total anomalous interval.  The down-hole gamma-ray probe was calibrated several times with geochemically-derived uranium concentrations from core samples from the completed Tournigan drill holes.  The gamma-ray uranium-equivalent results listed above are those calculated after the most recent probe calibration.  Half-core samples are available for verification purposes.

Registration with SEC

Tournigan is now registered with the United States Securities and Exchange Commission as a “foreign private issuer”.  This registration provides the Company with greater exposure to the U.S. financial community and facilitates improved communications with U.S. shareholders.  It also enables Tournigan to pursue a listing on the NASD OTC Bulletin Board.

Tournigan Gold is focused on developing advanced projects in Europe - Kremnica (gold) and Jahodna (uranium-molybdenum) in Slovakia and Curraghinalt (gold) in Northern Ireland.  Tournigan’s asset mix also includes a portfolio of uranium properties in Wyoming and South Dakota, as well as VMS base metal projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

“James Walchuck”

James Walchuck, President and CEO

Dr. Kent Ausburn, VP Exploration, Tournigan Gold, is the Qualified Person for the Jahodna uranium project and prepared and approved the technical information herein.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release does not constitute an offer to sell or a solicitation to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (“the U.S. Securities Act”) or any state securities law and may not be offered or sold in the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements.  Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development.  As a result, actual results may vary materially from those described in the forward-looking statements.

For further information please contact Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation (the “Company”)
Suite 301 - 700 West Pender Street
Vancouver, BC  CANADA  V6C 1G8

Item 2.

Date of Material Change

January 25, 2006

Item 3.

News Release

The two news releases dated January 25, 2006 were forwarded to the TSX Venture Exchange and disseminated via CCN Matthews and Market Wire.

Item 4.

Summary of Material Change

The Company announced an agreement with a syndicate of Underwriters led by Sprott Securities Inc. and including Dundee Securities Corporation and Canaccord Capital Corporation, pursuant to which the Underwriters have agreed to purchase on an underwritten private placement basis 27,586,310 Special Warrants at a price of $1.45 per Special Warrant for aggregate gross proceeds of $40 million. The Underwriters were granted the option to sell up to 3,620,690 additional Special Warrants at the issue price at any time prior to the closing date for additional gross proceeds of up to $5.25 million. Each Special Warrant will entitle the holder to acquire one common share, subject to adjustment in certain instances, at any time before that date which is four months and a day after the closing of the offering.  The offering is scheduled to close on or about February 15, 2006 and is subject to satisfactory due diligence and the receipt of regulatory approvals.

Item 5.

Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Garry Stock, Executive Vice President

Telephone – 604-683-8320;    Facsimile  – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 25h day of January 25, 2006.

SCHEDULE  “A”

PRESS RELEASE

January 25, 2006

                 Symbol:  Canada TSX.V – TVC

                              Frankfurt, Berlin – TGP

Tournigan Gold Corporation Announces Increase to Bought Deal

Vancouver, BC (January 25, 2006) — Tournigan Gold Corporation is pleased to announce that it has entered into an agreement with a syndicate of Underwriters led by Sprott Securities Inc. and including Dundee Securities Corporation and Canaccord Capital Corporation., pursuant to which the Underwriters have agreed to purchase on an underwritten private placement basis 27,586,310 Special Warrants at a price of $1.45 per Special Warrant for aggregate proceeds to the Company of $40 million. The Underwriters have been granted the option to sell up to 3,620,690 additional Special Warrants at the issue price at any time prior to the closing date for additional gross proceeds of up to $5.25 million. Each Special Warrant will entitle the holder to acquire one common share, subject to adjustment in certain instances, at any time before that date which is four months and a day after the closing of the offering.

The net proceeds of the offering shall be used for capital expenditures at the Kremnica gold deposit and to fund development work and a scoping study at the Jahodna uranium project. The offering is scheduled to close on or about February 15, 2006 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the TSX Venture Exchange and the Frankfurt Stock Exchange.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Tournigan Gold is focused on developing advanced projects in Europe - Kremnica (gold) in Slovakia, Curraghinalt (gold) in Northern Ireland, and Jahodna (uranium/molybdenum) in Slovakia.  Tournigan’s asset mix also includes a portfolio of uranium properties in Wyoming and South Dakota, as well as VMS projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

“James Walchuck”

James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

This press release does not constitute an offer to sell or a solicitation to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (“the U.S. Securities Act”) or any state securities law and may not be offered or sold in the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements.  Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development.  As a result, actual results may vary materially from those described in the forward-looking statements.

For further information please contact Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation (the “Company”)

Suite 301 - 700 West Pender Street

Vancouver, BC  CANADA  V6C 1G8

Item 2.

Date of Material Change

February 15, 2006

Item 3.

News Release

The news release dated February 15, 2006 was forwarded to the TSX Venture Exchange and disseminated via CCN Matthews and Market Wire.

Item 4.

Summary of Material Change

The Company announced final results of its third confirmation hole at the Jahodna uranium-molybdenum project in Slovakia.  Hole KG-J-1a intersected 10.33% U3O8 over 0.9 metres.  This is substantially higher than the grade indicated by the gamma-log readings announced by Tournigan on January 26, 2006.  The underestimation of equivalent uranium grade from the gamma-log readings is thought to be the result of the instrument being unable to record equivalent grades in excess of 2% U3O8 and/or imprecise correlation of core intervals (423.3 - 424.5 metres vs. 424.0 - 424.9 metres).

The Company also announced that it has granted 4,000,000 incentive stock options to directors, employees and consultants of the Company. The options have an exercise price of $1.45 per share and will expire on February 15, 2011.

Item 5.

Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Garry Stock, Executive Vice President

Telephone – 604-683-8320;    Facsimile  – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 15th day of February, 2006.

SCHEDULE  “A”

PRESS RELEASE

February 15, 2006

                 Symbol:  Canada TSX.V – TVC

                              Frankfurt, Berlin – TGP

Tournigan Confirms High Grade Uranium Drill-Intercept at Jahodna

Tournigan Gold Corporation is pleased to announce final results of its third confirmation hole at the Jahodna uranium-molybdenum project in Slovakia.  Hole KG-J-1a intersected 10.33% U3O8 over 0.9 metres.  This is substantially higher than the grade indicated by the gamma-log readings announced by Tournigan on January 26th, 2006.  The underestimation of equivalent uranium grade from the gamma-log readings is thought to be the result of the instrument being unable to record equivalent grades in excess of 2% U3O8 and/or imprecise correlation of core intervals (423.3 - 424.5 metres vs. 424.0 - 424.9 metres).

Drill Hole	From – to (metres)	Length (metres)	Uranium Oxide U3O8%	Molybdenum %
KG-J-1a geochem	424.0 - 424.3	0.3	15.31%	1.40%
	424.3 - 424.7	0.4	3.27%	0.54%
	424.7 - 424.9	0.2	17.04%	1.90%
		0.9	10.33%	1.13%

Tournigan is currently sourcing additional drill rigs to begin a 4,500-metre phase 2 drill program at Jahodna, designed to expand the existing resource and extensions of mineralization along strike.   Drilling will begin once the weather has improved and the rigs have been sourced and mobilized.

The historic Jahodna resource, as calculated by the former Czechoslovakian uranium exploration group, has dimensions of approximately 500 metres along strike and 500 metres down dip and has an average thickness of 2.54 metres.  The top of the resource block begins approximately 150 metres below surface and is considered an underground mineable target.  The historic resource is as follows:

Tournigan - Jahodna Historical Uranium Resource, Slovakia (Uranovy prieskum, 1996)
	Tonnes	Uranium* U3O8%	Molybdenum %	Uranium lbs U3O8	Molybdenum lbs Metal
Jahodna (High Grade)	1,150,000	0.537%	0.380%	14,010,000	9,630,000
Jahodna (Low Grade)	1,080,000	0.219%	0.380%	5,360,000	9,050,000
TOTAL				19,370,000	18,680,000

Not National Instrument 43-101 compliant resources - investors are cautioned not to rely upon these estimates

*Note: Tournigan has converted uranium metal grades to uranium oxide grades (U3O8) using a factor of 1.17

The historic exploitation of Slovak uranium deposits in general and metallurgical test records acquired with all four of Tournigan’s four Slovak uranium deposits in particular suggests the reliability and relevancy of the Jahodna historical resource estimate.  However, the Company has not yet done the work necessary to verify the classification of the resources and the resources are not categorized by the Canadian Institute of Mining, Metallurgical and Petroleum in their Standards on Mineral Resources and Reserves Definitions.  The Slovak category of Z-3 is roughly analogous to the CIM definition Inferred Resources.  A new NI 43-101-compliant resource estimate for Jahodna will be completed and published shortly.

The analyses on KG-J-1a were conducted by Ecochem a.s. laboratory in Prague, Czech Republic, an EN ISO 17025 accredited analytical laboratory now owned by ALS Laboratory Group.  The initial spectral-photometric analytical results were re-analyzed using a more definitive wet-geochemical titration method.  While this caused additional delays, Tournigan felt it to be a necessary QA/QC procedure, documenting agreement of the spectral-photometric and wet geochemical-titration data and ensuring confidence in the results.  Complete results for Tournigan’s confirmatory program at Jahodna are as follows:

Drill Hole	From – to (metres)	Length (metres)	Uranium Oxide U3O8%	Molybdenum %
KG-J-1a geochem	424.0 - 425.2	1.2	7.77%	0.86%
Includes	424.0 - 424.9	0.9	10.33%	1.13%
Original KG-J-1a gamma-log (U3O8- equivalent)	423.3 - 424.5	1.2	2.12%	n/a
KG-J-1 geochem	406.9 – 409.3	2.4	0.24%	0.04%
Includes	406.9 - 408.1	1.2	0.46%	0.09%
KG-J-1 gamma-log (U3O8-equivalent)	406.9 - 408.3	1.4	0.41%	n/a
KG-J- 2 geochem Includes Includes	449.6 - 455.3 449.6 - 452.0 450.9 - 452.0	5.7 2.4 1.1	0.26% 0.55% 1.32%	0.08% 0.19% 0.40%
KG-J- 2 gamma-log (U308-equivalent)	450.4 - 451.5	1.1	1.34%	n/a

Note: The intervals above are estimated to represent 85-90 % of true width.

A map of current and prior Jahodna drill locations is now posted on the Tournigan website at www.tournigan.com.

Corporate Matters

The Company also reports that, subject to approval of the TSX Venture Exchange and directors, it has granted 4,000,000 incentive stock options to directors, employees and consultants of the Company. The options have an exercise price of $1.45 per share and will expire on February 15, 2011.

Tournigan Gold is focused on developing advanced projects in Europe - Kremnica (gold) in Slovakia, Curraghinalt (gold) in Northern Ireland, and Jahodna (uranium/molybdenum) in Slovakia.  Tournigan’s asset mix also includes a portfolio of uranium properties in Wyoming and South Dakota, as well as VMS projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

“James Walchuck”

James Walchuck, President and CEO

Dr. Kent Ausburn, VP Exploration, Tournigan Gold, is the Qualified Person for the Jahodna uranium project and prepared and approved the technical information herein.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release does not constitute an offer to sell or a solicitation to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (“the U.S. Securities Act”) or any state securities law and may not be offered or sold in the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements.  Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development.  As a result, actual results may vary materially from those described in the forward-looking statements.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000- 50486. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Further information: Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation (the “Company”)

Suite 301 - 700 West Pender Street

Vancouver, BC  CANADA  V6C 1G8

Item 2.

Date of Material Change

February 22, 2006

Item 3.

News Release

The news release dated February 22, 2006 was forwarded to the TSX Venture Exchange and disseminated via CCN Matthews and Market Wire.

Item 4.

Summary of Material Change

The Company announced the close of a private placement consisting of 31,207,000 Special Warrants at $1.45 per Special Warrant for gross proceeds of $ 45,250,150. The offering was made on an underwritten basis through a syndicate led by Sprott Securities Inc. and including Dundee Securities Corporation and Canaccord Capital Corporation. The Underwriters exercised their full option to sell additional Special Warrants at the issue price to reach the above gross proceeds.  Each Special Warrant will entitle the holder to acquire one common share, subject to adjustment in certain instances, at any time before June 23, 2006. In the event that receipt for a prospectus is not received within 90 days following its filing, these Special Warrants will be convertible into 1.1 common share in lieu of 1 common share.   An aggregate commission of 6% was paid to the Underwriters and a total of 936,210 brokers’ warrants were issued to the Underwriters. Each brokers’ warrant is exercisable to purchase one common share at $1.65 per share until February 22, 2008.

Item 5.

Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Garry Stock, Executive Vice President

Telephone – 604-683-8320;    Facsimile  – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 22nd day of February, 2006.

SCHEDULE  “A”

PRESS RELEASE

February 22, 2006

                 Symbol:  Canada TSX.V – TVC

                              Frankfurt, Berlin – TGP

Tournigan Receives $45 million Gross Proceeds from Bought Deal

Tournigan Gold Corporation is pleased to announce that it has closed its previously announced private placement consisting of 31,207,000 Special Warrants at $1.45 per Special Warrant for gross proceeds of $ 45,250,150. The offering was made on an underwritten basis through a syndicate led by Sprott Securities Inc. and including Dundee Securities Corporation and Canaccord Capital Corporation. The Underwriters exercised their full option to sell additional Special Warrants at the issue price to reach the above gross proceeds.  Each Special Warrant will entitle the holder to acquire one common share, subject to adjustment in certain instances, at any time before June 23, 2006. In the event that receipt for a prospectus is not received within 90 days following its filing, these Special Warrants will be convertible into 1.1 common share in lieu of 1 common share.

An aggregate commission of 6% was paid to the Underwriters and a total of 936,210 brokers’ warrants were issued to the Underwriters. Each brokers’ warrant is exercisable to purchase one common share at $1.65 per share until February 22, 2008.

The net proceeds of the offering will be used for capital expenditures at the Kremnica gold deposit in Slovakia and to fund development work and a scoping study at the Jahodna uranium project in Slovakia.

Tournigan thanks the syndicate participants for their assistance and looks forward to pursuing its corporate vision of developing mineral production facilities in Europe.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Tournigan Gold is focused on developing advanced projects in Europe - Kremnica (gold) and Jahodna (uranium/molybdenum) in Slovakia, and Curraghinalt (gold) in Northern Ireland.  Tournigan’s asset mix also includes a portfolio of uranium properties in Wyoming and South Dakota, as well as VMS projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

“James Walchuck”

James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.     NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

This press release does not constitute an offer to sell or a solicitation to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (“the U.S. Securities Act”) or any state securities law and may not be offered or sold in the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements.  Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development.  As a result, actual results may vary materially from those described in the forward-looking statements.

Further information: Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation (the “Company”)

Suite 301 - 700 West Pender Street

Vancouver, BC  CANADA  V6C 1G8

Item 2.

Date of Material Change

March 6, 2006

Item 3.

News Release

The news release was forwarded to the TSX Venture Exchange and disseminated via CCN Matthews and Market Wire on March 6, 2006.

Item 4.

Summary of Material Change

The Company announced new resource estimates for the Kremnica gold project and the Jahodna uranium project in Slovakia.  These new resource estimates help to demonstrate the basis for Tournigan’s asset value.  For the Sturec gold deposit at Kremnica, the new resource estimate represents a significant upgrade in resource categories, as well as an increase in overall contained gold and silver.  At Jahodna, the new uranium resource estimate provides confirmation of historical resources at a significantly higher uranium grade and provides a basis for preliminary economic modeling.

Item 5.

Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Garry Stock, Executive Vice President

Telephone – 604-683-8320;    Facsimile  – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 6th day of March, 2006.

SCHEDULE  “A”

PRESS RELEASE

March 6, 2006

                 Symbol:  Canada TSX.V – TVC

                              Frankfurt, Berlin – TGP

Tournigan Releases Two New Resource Estimates

Tournigan Gold Corporation is pleased to announce new resource estimates for the Kremnica gold project and the Jahodna uranium project in Slovakia.  These new resource estimates demonstrate the basis for Tournigan’s asset value.  For the Sturec gold deposit at Kremnica, the new resource estimate represents a significant upgrade in resource categories, as well as an increase in overall contained gold and silver.  At Jahodna, the new uranium resource estimate provides confirmation of historical resources at a significantly higher uranium grade and provides a basis for preliminary economic modeling, currently in progress.   Technical Reports supporting both these estimates will be filed shortly on SEDAR.

Sturec Gold Deposit, Kremnica
Cut-off Grade (g/t)	Gold Grade, (g/t)	Silver Grade (g/t)	Gold equiv. Grade (g/t)	Tonnes	Ounces Gold	Ounces Silver	Ounces Gold Equiv.
Measured Resources
0.75	1.75	14.24	1.96	7,293,000	410,300	3,338,900	459,600
Indicated Resources
0.75	1.48	11.86	1.66	11,514,000	547,900	4,390,400	614,500
Total Measured and Indicated Resources
0.75	1.59	12.78	1.78	18,807,000	958,200	7,729,300	1,074,100
Inferred Resources
0.75	1.32	7.42	1.44	6,398,000	271,500	1,526,300	296,200

Note: Gold equivalent calculated from gold/silver ratio of 66:1

Jahodna Uranium Deposit
Cut-off Grade (% U3O8 )	Uranium % U3O8	Tonnes	Uranium lbs U3O8
Inferred Resources
0.035%	0.66	1,256,088	18,184,125

A detailed description of both above resource estimates follows, starting with the Kremnica project.

Kremnica Gold Project

Kremnica is a historical gold mining district located in central Slovakia, where gold mineralization is part of a Tertiary-aged epithermal gold/ silver system.  Tournigan purchased 100% interest in the Kremnica project, including the Kremnica Mining Licence, in 2003.  Beacon Hill Consultants (1988) Ltd. was commissioned to produce an upgraded National Instrument 43-101 compliant resource estimate for the Sturec deposit at Kremnica as part of their on-going Pre-Feasibility Study.  The estimate included the results of 41 in-fill reverse circulation drill holes completed by Tournigan in the middle of 2005 as well as 79 historical diamond drill holes and 3,148 historic underground samples.  Drill-hole spacing was reduced from approximately 100 metres by 100 metres to 50 metres by 50 metres during the 2005 in-fill drilling program at Sturec.

The Kremnica resource was estimated using MINESIGHT™ software to produce a block model, with block sizes of 5 m by 10 metres by 5 metres.  Search ellipsoid dimensions were reduced from earlier resource estimates, providing an even more tightly constrained and robust estimate.  The cut-off grade of 0.75 g/t gold is similar to the effective open-pit grade cutoff from the 2004 Sturec Preliminary Assessment completed by Beacon Hill.  Additional QA/QC work was completed, including the twinning of 5 historic drill holes, the re-

assaying of 600 historical sample pulps, more detailed specific gravity measurements and extensive documentation and re-logging of historical drill core.

A geotechnical program is underway at Kremnica, designed to assist in the mine and mill design of the Pre-Feasibility Study.  Beacon Hill is currently optimizing the open-pit design for the Sturec deposit, the results of which will be published when completed.

Jahodna Uranium Project

Jahodna is a high-grade uranium deposit in eastern Slovakia, discovered by the former Socialist government in 1985.  Tournigan acquired Jahodna by applying for an exploration licence covering the deposit, which was granted in June 2005.  ACA Howe International Ltd. was commissioned to produce an NI 43-101-compliant resource estimate for the Jahodna uranium project, as a prelude to completing a Preliminary Assessment of the potential economics.  The estimate included results from the 3 confirmatory diamond holes drilled by Tournigan in late 2005 and 13 relevant holes of the 52 historical diamond drill holes drilled by previous government operators.

ACA Howe utilized MicroMine™ software to produce a Polygonal Wireframe Resource Estimate for Jahodna, utilizing the same cut-off grade of 0.030% uranium metal (equivalent to 0.035% uranium oxide) as was used to calculate the higher-grade portion of the historical resource estimate.  Geochemical analyses of Tournigan drill core confirmed historic and current radiometric drill logging results, which, in conjunction with general agreement of historic and current resource estimates confirms historical results, in the opinion of ACA Howe.

The Jahodna uranium deposit is part of a belt of largely stratabound uranium-molybdenum deposits and occurrences hosted in a sequence of Permian-age meta-volcanic/sedimentary rocks in eastern Slovakia.  The Jahodna deposit is blind and is covered by thick soils and extensive forest cover. The deposit has a NW-SE strike, and a variably steep-moderate SW dip (60 deg. in the upper part, 47 deg. in the lower part).  The overall dimensions of the main deposit established to date by drilling are approximately 500 metres along strike by 500 metres down-dip by 2.5 metres thick.

The Preliminary Assessment underway for Jahodna will focus on an underground mining plan, for both financial and environmental reasons.  The Assessment should be completed within the next month.  Further in-fill and step-out drilling at Jahodna is scheduled to begin as soon as possible.

Tournigan Gold is focused on developing advanced projects in Europe - Kremnica (gold) and Jahodna (uranium/molybdenum) in Slovakia, and Curraghinalt (gold) in Northern Ireland.  Tournigan’s asset mix also includes a portfolio of uranium properties in Wyoming and South Dakota, as well as VMS projects in Slovakia and Northern Ireland.

Tournigan Gold Corporation

TOURNIGAN GOLD CORPORATION

 “James Walchuck”

James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.   This press release does not constitute an offer to sell or a solicitation to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (“the U.S. Securities Act”) or any state securities law and may not be offered or sold in the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements.  Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development.  As a result, actual results may vary materially from those described in the forward-looking statements.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000- 50486. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

For further information please contact Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation (the “Company”)

Suite 301 - 700 West Pender Street

Vancouver, BC  CANADA  V6C 1G8

Item 2.

Date of Material Change

March 23, 2006

Item 3.

News Release

The news release was forwarded to the TSX Venture Exchange and disseminated via CCN Matthews and Market Wire on March 24, 2006.

Item 4.

Summary of Material Change

The Company announced the grant of 1,610,000 incentive stock options to directors, employees and consultants of the Company. The options have an exercise price of $1.86 per share and will expire on March 23, 2011.

Item 5.

Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Garry Stock, Executive Vice President

Telephone – 604-683-8320;    Facsimile  – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 24th day of March, 2006.

SCHEDULE  “A”

PRESS RELEASE

March 23, 2006

                 Symbol:  Canada TSX.V – TVC

                              Frankfurt, Berlin – TGP

Tournigan Gold Corporation Announces Options Grant

Tournigan Gold Corporation today announced that it has granted 1,610,000 incentive stock options to directors, employees and consultants of the Company. The options have an exercise price of $1.86 per share and will expire on March 23, 2011.  Any shares issued pursuant to this grant will be subject to a four-month trading hold period expiring on July 23, 2006.

Tournigan Gold is focused on developing advanced projects in Europe - Kremnica (gold) and Jahodna (uranium/molybdenum) in Slovakia, and Curraghinalt (gold) in Northern Ireland.  Tournigan’s asset mix also includes a growing portfolio of uranium properties in Wyoming and South Dakota, as well as VMS projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

“James Walchuck”

James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release does not constitute an offer to sell or a solicitation to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (“the U.S. Securities Act”) or any state securities law and may not be offered or sold in the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements.  Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development.  As a result, actual results may vary materially from those described in the forward-looking statements.

Further information: Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation (the “Company”)

Suite 301 - 700 West Pender Street

Vancouver, BC  CANADA  V6C 1G8

Item 2.

Date of Material Change

April 4, 2006

Item 3.

News Release

The news release was forwarded to the TSX Venture Exchange and disseminated via CCN Matthews and Market Wire on April 4, 2006.

Item 4.

Summary of Material Change

The Company announced the hiring of Joseph Ringwald, P. Eng., as Vice President Technical Services and Stephen Stine, P.E. as Vice President Corporate Development.

Steve Stine will initially oversee the advancement of Tournigan’s most advanced project – the Kremnica gold project in Slovakia.  Joe Ringwald will be primarily responsible for all engineering studies for Tournigan’s advanced projects.

Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 5.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 6.

Omitted Information

Not Applicable.

Item 7.

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Garry Stock, Executive Vice President

Telephone – 604-683-8320;    Facsimile  – 604-683-8340

Item 8.

Date of Report

Dated at Vancouver, B.C., this 4th day of April, 2006.

SCHEDULE  “A”

PRESS RELEASE

April 4, 2006

                 Symbol:  Canada TSX.V – TVC

                              Frankfurt, Berlin – TGP

Tournigan Hires Senior Mining Executives

Tournigan Gold Corporation is pleased to announce that Joseph Ringwald and Stephen R. Stine have joined the Company.  Both gentlemen have impressive technical credentials and will be of immense assistance as Tournigan develops the Kremnica gold project and the Jahodna uranium project.

Steve Stine, P.E., will join Tournigan in Slovakia as Vice President Corporate Development.  In this capacity he will initially oversee the advancement of Tournigan’s most advanced project – the Kremnica gold project.  Mr. Stine has previously held positions with Gold Fields Ltd., Newmont, PolyMet Mining, Canyon Resources, Sterlite, Alamos Gold, North American Palladium, Laguna Gold, New Millennium Mining and New Mexico Abrasives.  A graduate of the Colorado School of Mines in Metallurgical Engineering, he is a veteran of seven mine permittings, two public consultations, six bankable feasibility studies, six mine constructions and startups, two closures and several financings.  Mr. Stine has experience in gold, molybdenum, uranium and copper.

Joe Ringwald, P Eng., will join Tournigan in Vancouver as Vice President, Technical Services, primarily responsible for all engineering studies for Tournigan’s advanced projects.  Mr. Ringwald was most recently Technical Director Mining and Principal Mining Engineer for AMEC Americas Limited, where he developed and managed a team of 30 mining engineering specialists.  Prior to his involvement with AMEC, he was VP Project Development for Crew Development Corporation, with executive control and responsibility for feasibility, permitting and EPCM of the Nalunaq Gold Project in Greenland.  Mr. Ringwald also held senior positions with SRK Consulting and Placer Dome Technical Services.  He completed both Mining and Mineral Process Engineering programs for his B.ASc at the University of British Columbia.

Mr. Stine and Mr. Ringwald will report directly to Jim Walchuck, President and CEO of Tournigan.  The addition of these key individuals is a most welcome addition to the management team of Tournigan.  They bring the necessary additional skills to achieving Tournigan’s goal of becoming a producing company by 2008.

Tournigan Gold is focused on developing advanced projects in Europe - Kremnica (gold) and Jahodna (uranium/molybdenum) in Slovakia, and Curraghinalt (gold) in Northern Ireland.  Tournigan’s asset mix also includes a portfolio of uranium properties in Wyoming and South Dakota, as well as VMS projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

James Walchuck”

James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements.  Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development.  As a result, actual results may vary materially from those described in the forward-looking statements.

Further information: Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation (the “Company”)

Suite 301 - 700 West Pender Street

Vancouver, BC  CANADA  V6C 1G8

Item 2.

Date of Material Change

April 13, 2006

Item 3.

News Release

The news release was forwarded to the TSX Venture Exchange and disseminated via Filing Services Canada and Market Wire on April 13, 2006.

Item 4.

Summary of Material Change

As a result of a review by the British Columbia Securities Commission, the Company announced a clarification of previous technical disclosure contained in certain of its press releases issued during 2005 and 2006, and included on its website and in other investor relations materials.  Links to brokerage research reports and a corporate presentation have been removed from the Company’s website.

Item 5.

Full Description of Material Change

For a full description of the material change, see the following Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Garry Stock, Executive Vice President

Telephone – 604-683-8320

Facsimile  – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 13th day of April, 2006.

SCHEDULE  “A”

PRESS RELEASE

April 13, 2006

                 Symbol:  Canada TSX.V – TVC

                              Frankfurt, Berlin – TGP

As a result of a review by the British Columbia Securities Commission, Tournigan Gold Corporation is issuing the following press release to clarify the Company’s disclosure.

The Company wishes to state that it is not treating historical resource estimates for the Long Mountain group of claims in South Dakota, which are disclosed in its December 21, 2005 news release, as current mineral resources or mineral reserves as defined by CIM Definition Standards.  A Qualified Person has not done sufficient work to classify these historical estimates as current mineral resources or mineral reserves and investors should not rely on this estimate.  Historical reports, including summaries of a mine plan and a draft environmental impact statement by Union Carbide in 1981 were the source of the Company’s information. The resource estimates included in these reports are believed to be relevant and reliable, due to the advanced nature of the project in 1981 as well as recent confirmation by William T. Cohan, a Professional Engineer in the state of Colorado.  Mr. Cohan was formerly a senior technical employee of Union Carbide responsible for open-pit modeling, and is the creator of an earlier subset of the historical resource estimate.  Note that the data supporting the estimations is currently not available to compare the Union Carbide category “open-pit mining reserves” to current CIM categories.  As the Long Mountain group of claims is not considered a material property of Tournigan, there are no plans to obtain and file a technical report at this time.

In a number of its 2005 news releases, the Company disclosed certain other historical resource estimates without identifying the historical category of each estimate as required by section 2.4 of National Instrument 43-101.  These historical categories are specified in the following table:

Historical Resource	Date of disclosure	Historical Category*	Nearest Current category
Svabovce and Spissky Stiavnik (uranium)	June 7, 2005 June 14, 2005 July 14, 2005 Sept. 1, 2005	Z 2-3	Indicated - Inferred Resource
Jahodna (uranium)	July 14, 2005 Aug. 17, 2005 Sept 1, 2005	Z-3	Inferred Resource
Novoveska Huta (uranium)	July 14, 2005 Sept 1, 2005	Z-3	Inferred Resource
Vratislav (gold)	June 21, 2005 Aug. 17, 2005	Not categorized	Inferred Resource

*Not CIM defined resources; investors are cautioned not to rely upon these estimates.

Tournigan has reviewed the above estimates and considers them relevant.  The historic exploitation of Slovak uranium and gold deposits in general and metallurgical test records acquired with Tournigan’s deposits in particular suggests the reliability of the historical uranium resource estimates.  The Slovak categories of Z-2 and Z-3 are roughly analogous to the CIM definitions for Indicated and Inferred resources, respectively. However, the Company has not done the work necessary to verify the classification of the resources and the resources are not categorized by the Canadian Institute of Mining, Metallurgical and Petroleum in their Standards on Mineral Resources and Reserves Definitions.

In its news releases, the Company described the Vratislav resource as being roughly comparable to an Inferred resource based on the similarity of data density and quality with that of historical exploration done by the same organization on the Sturec deposit, 250 metres along-strike to the south.

The Company also wishes to clarify that the molybdenum estimate described at Novoveska Huta, stated in its June 7, 2005 news release as being speculative, is an exploration target, and was disclosed only to indicate the potential for molybdenum as a by-product within the historical uranium resource, as the former operator, Uranovy prieskum did not estimate a historical combined resource for both uranium and molybdenum.  The Company believes there is exploration potential at Novoveska Huta for additional combined uranium-molybdenum mineralization within the reported molybdenum horizon, which covers an area of 500,000 square metres with an average thickness of 50 metres.  The uranium-only historical resource quoted by the Company at Novoveska Huta is contained within this exploration target area.  Further verification of the molybdenum data will be undertaken in conjunction with the confirmation of the historical Novoveska Huta uranium resource to CIM standards, which is planned for the third quarter of 2006.  These are expected to assist with defining molybdenum exploration targets at Novoveska Huta, including a range of potential coincident uranium and molybdenum grades.  Such potential quantity and grade is conceptual in nature.  The Company has not completed sufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource. The potential quantity is equivalent to the area and thickness reported by Uranovy prieskum, based on underground exploration, surface drilling and historical production records for the now-defunct uranium, copper and gypsum mines that once produced within the Novoveska Huta district.

The Company has removed a page on its website related to the Brehov precious metals and VMS project, which included select historical information on the project from the Slovak Geologic Survey (SGS).  The Company subsequently tested and verified grade and style of precious- and base-metal mineralization reported historically by the SGS, and announced these results on June 23, 2005.  While the Company is not treating Brehov as a material property, the Company will soon replace the Brehov page on its website with more complete disclosure, based on the June 23, 2005 disclosure.

Links from the Company’s website have also been removed, including those to a corporate presentation which utilized valuation metrics from the uranium research of a Canadian brokerage firm indicating the potential market value per share of the Company’s uranium assets.  The Company retracts any statement, explicit or implied, that provides a “market-value per share” valuation in this presentation.  These valuation metrics used a methodology that was not supported by an independent technical report.  Such a methodology appeared to provide preliminary economic assessments to its Slovak uranium projects.  The methodology was in fact applying an average “market-value per pound of uranium resource” to the Company’s projects for comparison purposes.  Nevertheless, such a comparison requires cautionary statements and relevant details that the Company did not provide.  In its presentation, the Company also did not provide full cautionary language when indicating historical resource estimates for the Vratislav gold property, and the Jahodna, Novoveska Huta and Svabovce/Spissky Stiavnik uranium properties.  Exploration targets at Curraghinalt, and for Vratislav, South Ridge, Wolf and Volle Henne at Kremnica were not accompanied by the proper cautionary language in the presentation.  Results of the Preliminary Assessment for Sturec in this presentation were also first summarized without cautionary language.  The Company will ensure full cautionary language is included in future presentations as required by NI 43-101.

Other links removed from the website include research reports from a Canadian brokerage firm.  While the Company believes that the research is valid, the information provided by the brokerage firm is not presented in a way that fully conforms to NI 43-101; full cautionary language is not provided and “market-value per share” valuation metrics were applied to the Company’s projects.  Tournigan will post on its website a summary of the research (compliant with all regulations), along with contact details for the brokerage firm shortly.

Dr. Kent Ausburn, VP Exploration, Tournigan Gold, is the Qualified Person for both the Jahodna uranium project and the Kremnica gold project and approved the technical information herein.

TOURNIGAN GOLD CORPORATION

“James Walchuck”

James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements.  Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development.  As a result, actual results may vary materially from those described in the forward-looking statements.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000- 50486. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Further information: Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation (the “Company”)

Suite 301 - 700 West Pender Street

Vancouver, BC  CANADA  V6C 1G8

Item 2.

Date of Material Change

April 27, 2006

Item 3.

News Release

The news release was forwarded to the TSX Venture Exchange and disseminated via Filing Services Canada and Market Wire on April 27, 2006.

Item 4.

Summary of Material Change

The Company announced that it received an independent Preliminary Assessment for the Jahodna uranium project in Slovakia, prepared by ACA Howe International Ltd.  This Assessment provides conceptual economic parameters for a future uranium mine at Jahodna, including an internal rate of return of 44% after-tax, using a uranium oxide price of US$35 per pound.  This is based on the Jahodna Inferred Resource estimate of 18.2 million pounds of uranium oxide from 1,256,000 tonnes grading 0.66% U3O8 (announced March 6, 2006) and does not include any possible future molybdenum by-product credit. Further details of the report will be contained in a Technical Report to be filed on SEDAR.

Item 5.

Full Description of Material Change

For a full description of the material change, see the following Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Garry Stock, Executive Vice President

Telephone – 604-683-8320

Facsimile  – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 27th day of April, 2006.

SCHEDULE  “A”

PRESS RELEASE

April 27, 2006

                 Symbol:  Canada TSX.V – TVC

                              Frankfurt, Berlin – TGP

Tournigan Receives Positive Jahodna Uranium Economic Study

Tournigan Gold Corporation is pleased to announce that an independent Preliminary Assessment has been received for the Jahodna uranium project in Slovakia.  This Assessment provides conceptual economic parameters for a future uranium mine at Jahodna, including an internal rate of return of 44% after-tax, using a uranium oxide price of US$35 per pound.  This is based on the Jahodna Inferred Resource estimate of 18.2 million pounds of uranium oxide from 1,256,000 tonnes grading 0.66% U3O8 (announced March 6, 2006) and does not include any possible future molybdenum by-product credit.  The 5,000-metre phase 1 in-fill and step-out diamond drilling program at Jahodna is scheduled to begin May 8th, once ground and access conditions have improved.

ACA Howe International was commissioned to complete a Preliminary Assessment on the Jahodna resource located in eastern Slovakia.  Modeling an underground mining operation, ACA Howe has based its study on the Jahodna Inferred Resource (see Tournigan’s March 6 or April 20, 2006 releases).  An initial mining rate of 100,000 tonnes per year by the undercut and fill mining method was assumed as a base case.  Tournigan will be assessing options to increase the mining rate, should the exploration program at Jahodna successfully increase the resource base.

ACA Howe derived a direct operating and processing cost of US$92.50 per tonne of ore, consisting of mining direct costs of US$43 per tonne and process costs of US$45 per tonne, with US$4.5 per tonne for management overhead.  This translates to US$9.15 per pound of uranium oxide produced, before any molybdenum by-product credit. The capital cost of building the mine and plant, including the acquisition of all operating equipment is US$29.4 million.  With no depreciation allowance, capital payback would occur in 25 months, on an after-tax basis. The after-tax Net Present Value of the uranium-only project at an 8% discount rate is $63.5 million.  Note that the capital and operating costs include items for extracting molybdenum as a byproduct, though no molybdenum revenue has been included in the projected cash flow.  Molybdenum revenue will be included in future economic models if and when enough verifiable molybdenum data is available to be able to estimate at least an Inferred Resource for molybdenum.

The relatively high mining cost is the result of using paste fill, designed to put a portion of waste rock back underground and providing extra safety for miners and reducing the environmental impact.  Also, the mine has been designed with a robust ventilation system providing treatment of the exhaust air before returning to the atmosphere.  Again, this will assist in workplace safety and environmental stewardship.

The production estimate is based on processing of the ore by the traditional carbonate leach method which normally results in extraction of approximately 90% of both U3O8 and MoS2, if further testwork confirms that molybdenum occurs in economic concentrations.  The financial model uses 85% metallurgical recoveries to be conservative.  The mine life, based solely on the current resource, would be 10 years.  When in normal production, the mine and plant are forecasted to produce and treat 100,000 tonnes per year (tpa) of ore at a mill grade of 0.45% U metal (or 0.53% U3O8). This grade includes 5% for dilution. Production of uranium in yellowcake is forecasted to be approximately 990,000 pounds per year.

Note that this Preliminary Assessment is by definition preliminary in nature and is based on an Inferred Resource that is currently considered too speculative geologically to have the economic considerations applied to it that would enable it to be categorized as a Mineral Reserve, according to CIM Definition Standards.  Generally, an economic evaluation would only be completed on Measured and Indicated Resources, and there is no certainty that this preliminary assessment will be realized.

Tournigan will utilize this Preliminary Assessment to guide future work at Jahodna.  Further metallurgical test work will be initiated to better-define the process flow sheet.  Additional environmental work is planned. Tournigan is committed to reducing environmental impacts.

Further details of the Preliminary Assessment can be found in a National Instrument 43-101 Technical Report that will be filed on SEDAR shortly (www.sedar.com).

David Pelham, Senior Geologist of ACA Howe International Ltd., an Independent Qualified Person as defined by National Instrument 43-101 supervised the preparation of the Preliminary Assessment, and has reviewed the technical information disclosed in this news release.

Tournigan Gold is focused on developing advanced projects in Europe - Kremnica (gold) and Jahodna (uranium/molybdenum) in Slovakia, and Curraghinalt (gold) in Northern Ireland.  Tournigan’s asset mix also includes a portfolio of uranium properties in Wyoming and South Dakota, as well as VMS projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

“James Walchuck”

James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements.  Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development.  As a result, actual results may vary materially from those described in the forward-looking statements.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000- 50486. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Further information: Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com

TOURNIGAN GOLD CORPORATION

PRESS RELEASE

April 20, 2006

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan Files Kremnica Resource Estimate Report

Tournigan Gold Corporation is pleased to announce that it has filed a new Technical Report on the Kremnica gold project in Slovakia. This report provides an updated resource estimate that highlights the Measured, Indicated and Inferred Resources that provides the foundation for Tournigan's on-going Pre-Feasibility Study for Kremnica. The total Measured and Indicated Resource now stands at 958,000 ounces of gold and 7.7 million ounces of silver from 18.8 million tonnes at grades of 1.59 g/t gold and 12.78 g/t silver. Inferred Resources are an additional 271,500 ounces of gold and 1.5 million ounces of silver from 6.4 million tonnes grading 1.32 g/t gold and 7.42 g/t silver.

The Technical Report, which was prepared in accordance with National Instrument 43-101 ("NI 43-101") focuses on the significant upgrade in resource categories at Kremnica thanks to the successful in-fill drilling program Tournigan completed in 2005. This drilling also led to an increase in overall contained gold and silver. The Report, further to the March 6, 2006 Tournigan release, is now filed on SEDAR and is available on the Tournigan website at www.tournigan.com or at www.sedar.com.

The Technical Report, dated April 15, 2006, was prepared under the direction of W. Peter Stokes, P.Eng., of Beacon Hill Consultants (1988) Ltd., an Independent Qualified Person as defined by NI 43-101. Beacon Hill was commissioned to produce an upgraded NI 43-101 compliant resource estimate for the Sturec deposit at Kremnica as part of their on-going Pre-Feasibility Study. The estimate included the results of 41 in-fill reverse circulation drill holes completed by Tournigan in the middle of 2005 as well as 79 historical diamond drill holes and 3,148 historic underground samples. Drill-hole spacing was reduced from approximately 100-metre by 100-m to 50-m by 50-m during the 2005 in-fill drilling program at Sturec.

cont'd

Suite 301, 700 West Pender Street Vancouver BC Canada V6C 1G8
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

TOURNIGAN GOLD CORPORATION

PRESS RELEASE

April 20, 2006

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan Files Jahodna Uranium Resource Estimate Report

Tournigan Gold Corporation is pleased to announce that it has filed a new Technical Report on the Jahodna uranium project in Slovakia. The Technical Report provides confirmation in accordance to National Instrument 43-101 of Jahodna's historical uranium resource at a significantly higher grade and provides a basis for preliminary economic modeling, which is almost complete. The Inferred Resource is comprised of 18.1 million lbs of U3O8 from 1.26 million tonnes, grading 0.66 percent U3O8, at a cut-off of 0.035 percent.

The almost-complete Preliminary Assessment at Jahodna is based on an underground mining plan, and should be released within the next week. Further in-fill and step-out drilling at Jahodna is scheduled to begin on May 8th, once ground conditions improve enough for heavy drilling equipment to be moved on unpaved forestry roads.

cont'd

Suite 301, 700 West Pender Street Vancouver BC Canada V6C 1G8
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

PRESS RELEASE

May 24, 2006

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan files final Short Form Prospectus

The special warrants will be deemed to be exercised on May 24, 2006 for no additional consideration from the special warrant holders. Holders of the special warrants will be sent certificates representing the common shares issued upon exercise of the special warrants by the Company's transfer agent, Computershare Trust Company of Canada, and will also receive a copy of the prospectus.

Tournigan wishes to thank the underwriting syndicate lead by Sprott Securities Inc. and including Dundee Securities Corporation and Canaccord Capital Corporation for their support.

The Company looks forward to continuing the development of its advanced mineral projects in Europe - Kremnica (gold) and Jahodna (uranium/molybdenum) in Slovakia. Other advanced projects include Curraghinalt (gold) in Northern Ireland, with Tournigan's asset mix also including a portfolio of uranium properties in Wyoming and South Dakota, additional uranium projects in Slovakia and VMS projects in Northern Ireland and Slovakia.

TOURNIGAN GOLD CORPORATION

"James Walchuck"

James Walchuck, President and CEO

Suite 301, 700 West Pender Street Vancouver BC Canada V6C 1G8
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

TOURNIGAN GOLD CORPORATION

PRESS RELEASE

May 25, 2006

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan begins drilling at Jahodna uranium project

Tournigan Gold Corporation is pleased to announce that the 5,000 metre drilling program previously announced for Jahodna has begun, with two dedicated core drills and four drill crews. This program is targeting potential uranium-molybdenum mineralization both within the boundaries of the existing resource, as well as along strike extensions. This phase of drilling is expected to be completed by the end of August 2006; Tournigan plans to report results in batches throughout the program.

Tournigan owns 100% of the Jahodna exploration licence in eastern Slovakia. The licence currently hosts an Inferred Resource of 18.2 million lbs of uranium oxide (U3O8) at a grade of 0.656% from 1,256,000 tonnes (see April 20, 2006 release). The April 27, 2006 independent Preliminary Assessment on Jahodna, prepared by ACA Howe International Ltd., indicated the potential for very robust after-tax returns, even at a conservative production rate and with no molybdenum by-product revenue.

A recent reinterpretation of the Jahodna deposit's stratigraphic and structural controls has guided the design of a new in-fill drill program which will test gaps in the existing resource. Management is anticipating this in-fill drill program will add to the existing resource. The in-fill program will also provide representative molybdenum thickness and grade information to allow management to determine its economic effect on the project.

In addition, a step-out drill program will test the mineralized stratigraphy 250 metres to the southeast and 650 metres to the northwest of the resource. If successful, the program will greatly increase management's confidence in the mineralized stratigraphy from the current 500-metre strike length of the reported resource (ACA Howe, April 2006), to approximately 1,400 metres. All of the mineralized stratigraphy is within the 3,000 metre trend contained in the Jahodna exploration license.

TOURNIGAN GOLD CORPORATION

"James Walchuck"

James Walchuck, President and CEO

Suite 301, 700 West Pender Street Vancouver BC Canada V6C 1G8
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

TOURNIGAN GOLD CORPORATION

PRESS RELEASE

June 7, 2006

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan Acquires Arizona Uranium Claims

Tournigan Gold Corporation is pleased to announce the acquisition of 413 federal lode mining claims covering 8,260 acres in the historic "Arizona Strip" uranium district in the Colorado Plateau of northern Arizona, USA. The claims cover known or potential uranium mineralization hosted in "collapse" breccia pipes. Uranium mineralization found in collapse breccia pipes in Arizona typically contains higher-than-average uranium grades relative to other USA uranium deposits. Tournigan management believes these new sets of claims may represent the largest holding of breccia pipe targets in the Arizona Strip district. This acquisition is now the highest priority in Tournigan's US uranium portfolio, with three field teams evaluating the 79 identified collapse structures.

Collapse breccia pipe-hosted uranium deposits represented an important new style of uranium mineralization when discovered in the Arizona Strip during the 1980's at the end of the last uranium cycle. Historic production during the short period of mining at the Arizona Strip is reported to have contained higher uranium grades than at other producing USA uranium districts (The Mines Magazine, February 1988), with more than 19 million pounds U_3O_8 produced from seven mines at an average grade of 0.66% U_3O_8. Historic mine production was accomplished via low-tonnage high-grade underground operations with ore shipped directly to the White Mesa mill in Blanding, Utah. Due to the short exploration and mining cycle at the Arizona Strip district, which resulted in production from only seven of hundreds of potential breccia pipe targets, exploration potential is considered by Tournigan management to remain extensive and robust.

Tournigan's US partner, Sweetwater River Resources LLC (see press release of June 16, 2005), has identified 79 collapse structure targets. Ongoing field evaluations indicate at least 17 of the 79 collapse structures are true collapse breccia pipes. Three of Tournigan's breccia pipes were explored and documented by Western Nuclear in the early 1980's. They are located near the Hack 1 and Hack 2 uranium deposits that were discovered by Western Nuclear during the same early-1980's exploration program and subsequently mined out by Energy Fuels in the mid-1980's.

The breccia pipe evaluation process currently underway includes geologic mapping as well as rock chip and soil geochemical surveys. Copper-zinc-lead soil geochemical surveys have proven to be effective in identifying associated uranium mineralization during the course of US Geological Survey research test surveys and industry exploration surveys conducted during the 1980's to early 1990's and are therefore being utilized by Tournigan.

Collapse breccia pipes form during downward collapse of overlying strata into underlying cavernous solution cavities that result from groundwater dissolution of limestone layers. The collapse breccia pipes at the Arizona Strip district are developed primarily in Paleozoic-age sequences of "Grand Canyon Series" clastic and carbonate sedimentary rocks with uranium mineralization interpreted to be formed approximately 200 to 220 million years ago, during the Triassic period. Uranium mineralization typically includes silver and copper-zinc-lead sulfide mineralization within sub-horizontal to horizontal oriented tabular deposits in specific favorable breccia horizons within mineralized breccia pipes.

The acquisition of these new claims brings the total area of prospective uranium exploration ground in the U.S., covered by Tournigan's 952 uranium claims, to approximately 103 square kilometres (25,600 acres). Tournigan will report on the evaluation of its breccia pipe portfolio as soon as it is complete and will also cont'd

Suite 301, 700 West Pender Street Vancouver BC Canada V6C 1G8
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

PRESS RELEASE

June 21, 2006

Symbol:  Canada TSX.V – TVC

 Frankfurt, Berlin – TGP

Tournigan Enters Into Gold Joint Venture in Nevada

Tournigan Gold Corporation is pleased to announce it has entered into an Exploration and Development Agreement Joint Venture on a portfolio of gold and gold-silver exploration properties in Nevada, United States.

The Joint Venture includes an Area of Interest of almost 400 square kilometres (150 square miles) as significant exploration potential also exists in other areas within the combined AOI land package.  Tournigan will be the operator of the joint venture with AuEx Ventures Inc. (“AuEx”); Tournigan has retained the project management and staffing services of Cowboy Exploration LLC, a Wyoming-based geological consulting company with operational expertise throughout the western USA.  AuEx will provide technical expertise and operational assistance to the joint venture as well.

The portfolio consists of two epithermal gold and gold-silver projects, the Fireball and Gypsum Valley projects, and a mesothermal meta-volcanic hosted gold-silver project of likely intrusive-related origin, the JPW project. The three project areas are all contained within a land package of approximately 65 square kilometres (16,000 acres), located 20 miles northeast of Fernley in Churchill County, Nevada.

The joint venture agreement is based on an option to earn a 51% interest in each of the three projects by spending $1,000,000 in exploration on each project within five years to be vested in all three projects. Tournigan will pay AuEx $35,000 on signing and fund $100,000 of exploration in the first year of the option.  Upon vesting an interest, Tournigan may then elect to earn an additional 9% interest (60% total) by spending an additional $1,000,000 within three years on each project vested and may earn an additional 10% interest (70% total) by funding all expenditures through completion of feasibility studies and by arranging project financing.  At that point both parties will contribute financially to operations according to respective percent ownership.

This acquisition gives Tournigan a low-cost entry into a prolific gold-producing jurisdiction, with very accomplished and experienced partners.  Ron Parratt, President and CEO of AuEx formerly headed exploration activities with Santa Fe Pacific Gold, while Richard Beddell, VP and a director of AuEx was a senior technical manager with Homestake Mining Company.  Kent Ausburn, Tournigan’s VP Exploration and Chief Geologist, also has over a decade of gold exploration experience in the western US.   With Cowboy Exploration managing the initial exploration programs in Nevada, Tournigan can continue to focus on the completion of the Pre-feasibility Study for the Kremnica gold project and the uranium exploration drilling at Jahodna in the Slovak Republic, as well as exploration at the Curraghinalt gold project in Northern Ireland.

Tournigan Gold is focused on developing advanced mineral projects in Europe - Kremnica (gold) and Jahodna (uranium/molybdenum) in Slovakia, and Curraghinalt (gold) in Northern Ireland.  Tournigan’s asset mix also includes a portfolio of uranium properties in Slovakia,

Wyoming, South Dakota and Arizona, a gold exploration JV in Nevada, as well as VMS projects in Slovakia and Northern Ireland.

Dr. Kent Ausburn, VP Exploration, Tournigan Gold and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical disclosure contained in this news release.

TOURNIGAN GOLD CORPORATION

“James Walchuck”

James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements.  Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development.  As a result, actual results may vary materially from those described in the forward-looking statements.

Contact Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com

TOURNIGAN GOLD CORPORATION

PRESS RELEASE

July 12, 2006

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan re-starts exploration drilling at Curraghinalt gold project

Tournigan Gold Corporation is pleased to announce the start of infill diamond drilling of the east Curraghinalt vein extension at the Curraghinalt gold project in Northern Ireland. Based on historical drill and trench results along this zone, Tournigan believes this East Extension zone at Curraghinalt to have the potential to significantly increase the inferred gold resource estimated for the Curraghinalt vein system. This phase of drilling is expected to consist of 36 diamond drill holes totaling 6,300 metres and is expected to be completed by late 2006, with assay results released in batches when received.

Curraghinalt is a high-grade mesothermal quartz-sulfide gold vein system that currently hosts a NI 43-101 compliant Inferred resource estimate of 262,000 ounces grading 15.45 g/t gold in 527,700 tonnes. This estimate does not include high-grade drill results deeper than 150 metres from surface, which is the average deepest projection of the current estimated resource. The East Extension target zone is currently defined by twelve deep historic diamond drill holes, two fences of shallow historic drill holes, nine historic exploration trenches, and four deep Tournigan test diamond drill holes along an approximately 800-metre trend of the vein system. Present drill grid spacing in the East Extension varies from 50-m by 75-m to 100-m by 200-m. Tournigan plans to tighten the grid spacing to an approximate average of 50-m by 50-m in order to estimate an East Extension inferred resource. One track-mounted core drilling rig contracted from Irish Drilling Limited is currently operating on-site, with plans to add a second drill shortly. Aurum Exploration Ltd will continue to assist Tournigan with local project management and geo-technical staffing of this program.

TOURNIGAN GOLD CORPORATION

"James Walchuck"

James Walchuck, President and CEO

Suite 2400, 1111 West Georgia Street Vancouver BC Canada V6E 4M3
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

TOURNIGAN GOLD CORPORATION

PRESS RELEASE

August 2, 2006

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan Appoints CFO

Tournigan Gold Corporation is pleased to announce the appointment of Mr. J. Hans Retterath as Chief Financial Officer of the Company. Mr. Retterath brings nine years senior management experience with Deloitte & Touche. He has also held executive financial management roles with Transalta Corporation and was Chief Financial Officer for Williams Energy (Canada), Inc.

Mr. Retterath holds a Bachelor of Commerce degree from the University of Toronto, and is a Chartered Accountant and a Chartered Financial Analyst.

Tournigan wishes to thank Mr. Robert Nowell, the Company's former CFO, for his valuable contributions during the past two years.

The Company also announces the grant of 250,000 stock options to new employees and consultants of the Company. The options have an exercise price of $1.64 and will expire on August 2, 2011.

TOURNIGAN GOLD CORPORATION

"James Walchuck"

James Walchuck, President and CEO

24th Floor, 1111 West Georgia Street, Vancouver BC Canada V6E 4M3
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

TOURNIGAN GOLD CORPORATION

PRESS RELEASE

August 21, 2006

Symbol: Canada TSX.V – **TVC**
Frankfurt. Berlin – **TGP**

Tournigan finds additional mineralization near tailings location, extends Pre-feasibility Study

Tournigan Gold Corporation announced today that the development schedule for the Kremnica gold project in Slovakia has been extended due to the discovery of a second mineralized silicified breccia-vein system. The new system was encountered during drilling in the immediate vicinity of the proposed tailings facility location in the Kremnica South prospect area. Tournigan management believes the epithermal alteration system at Kremnica South represents the continuation of the Sturec deposit epithermal vein system.

Should the new system be found to host ore-grade mineralization, an alternative tailings facility from the one proposed would have to be used. The process required to determine the necessity of an alternate tailings site will likely prolong the Pre-feasibility Study by a minimum of 12 weeks.

Drill results indicate a tectonized epithermal silicified breccia-vein system with sulfide mineralization and limonite-clay alteration, discovered during the tailings condemnation drilling, that is approximately 20 metres wide (approximate true width), steeply east-dipping and associated with a structure located along the west side of the Kremnica South prospect area. In the area of current drilling, the west vein system is 300-500 metres west of the steeply-dipping mineralized silicified breccia-vein system at Bartasova Lehotka ridge, located along the east side of the prospect area. Exploration drilling by Tournigan in 2005 produced results of 31.2 metres grading 0.85 g/t gold in diamond drill hole BL-1 across the breccia-vein system at Bartasova Lehotka ridge (see press release dated March 1, 2005). Both of these structures are interpreted to be part of a complex hydrothermal conduit system responsible for the epithermal hydrothermal alteration (over 20 sq km) at the Kremnica South prospect area.

To view an image showing the location of the vein systems described above, click here:
www.usetdas.com/maps/TourniganGold/TourniganKremnicaAug21-06.pdf

Suite 2400, 1111 West Georgia Street, Vancouver BC Canada V6E 4M3
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

PRESS RELEASE

August 31, 2006

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan acquires additional uranium licence in Slovakia

Tournigan Gold Corporation (Vancouver, B.C. - TSX-V: TVC) is pleased to announce the acquisition of an additional uranium exploration licence in eastern Slovakia. The new Kluknava licence is located on a mineralized trend that includes Tournigan's Jahodna and Novoveska Huta uranium deposits; the trend is referred to as the "Jahodna – Novoveska Huta Trend".

The Kluknava licence covers 28.15 square kilometers, including approximately 9 kilometers of strike length of prospective Jahodna-Novoveska Huta Trend stratigraphy. Airborne and/or ground geophysics surveys as well as geologic and detailed ground radiometric surveys are planned over the prospective trend during the remainder of 2006 to 2007. Drill targets at Kluknava generated by the planned exploration program will be scheduled subsequent to completion of the ongoing drill program at Jahodna, and the planned confirmation drilling to begin shortly at Novoveska Huta, likely in Q2-3 of 2007.

The Kluknava licence is located about 10 kilometers NW along trend of Tournigan's Jahodna uranium deposit and 20 kilometers ENE of its Novoveska Huta uranium deposit. The Jahodna – Novoveska Huta Trend is an arcuate belt of Permian meta-sedimentary and meta-volcanic stratigraphy that hosts uranium and base-metal mineralization at Tournigan's Jahodna and Novoveska Huta projects.

Tournigan's geologic staff and Slovakian technical staff, led by Dr. Laco Novotny, identified Kluknava as part of a trend of historic uranium anomalies and/or prospective geology that includes uranium mineralization at Jahodna and Novoveska Huta. Dr. Novotny is the former Chief of uranium exploration for the State uranium company in Slovakia, and was also chief mine geologist at the historic Novoveska Huta uranium mines. Dr. Novotny is a full-time consultant to Tournigan, working closely with Dr. Kent Ausburn, Tournigan's VP of Exploration, and Dr. Boris Bartalsky, Managing Director for Tournigan's Slovak subsidiaries.

To see a diagram of the Jahodna - Novoveska trend, click here: A diagram of the "Plan showing permian trend with Tournigan Uranium exploration licences" associated with this press release can be viewed on the Filing Services Canada Inc. website by clicking onto the link supplied below:

http://www.usetdas.com/maps/TourniganGold/tvc083006.pdf

Jahodna Drilling Update

Tournigan is on schedule with its Phase 1 drill program at Jahodna and has now completed 5 drill holes of a proposed 17-hole program. The program includes in-fill drilling to be followed with step-out drilling. Core samples from the drilling are being temporarily routed to ALS Chemex preparation facility in Sweden, prior to final geochemical analysis in Vancouver. ALS Chemex is currently re-furbishing the EcoLab facility in the Czech Republic which Tournigan had previously utilized. Turnaround times for analyses are expected to shorten when the Czech facility refurbishment is complete, expected by November, 2006. Results from the initial 5 holes are anticipated in approximately 3 weeks.

Kremnica and Curraghinalt Drilling Update

A total of 5 drill holes have been completed at Tournigan's Curraghinalt gold project in Northern Ireland. The samples are currently in-process at the OMAC laboratory in the Republic of Ireland.

Suite 2400, 1111 West Georgia Street Vancouver BC Canada V6E 4M3
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For The Nine Months Ended May 31, 2006

(Unaudited)

TOURNIGAN GOLD CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

	May 31, 2006	August 31, 2005
	(unaudited)	(audited)

ASSETS

Current
Cash in bank	$ 864,660	494,340
Short term investments	45,198,243	1,152,876
Other receivables	192,637	62,583
Marketable securities (note 2)	30,000	30,000
Prepaid expenses and deposits	185,454	62,762
Subscriptions receivable	-	2,000,000

	46,470,994	3,802,561

Due from related parties (note 3)	81,749	91,255
Exploration properties (note 5)	12,636,030	9,530,693
Long term investment (note 6)	200,000	200,000
Property and equipment (note 7)	181,734	121,940
	$ 59,570,507	13,746,449
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued expenses	$ 562,268	459,034
Due to related parties (note 3)	144,131	100,630

	706,399	559,664

Shareholders’ equity
Share capital (note 8)	94,845,785	46,559,522
Contributed surplus (note 9)	4,108,128	1,013,021
Deficit	(40,089,805)	(34,385,758)

	58,864,108	13,186,785
	$ 59,570,507	13,746,449

On behalf of the Board:

 “Hein Poulus”

“James Walchuck”

  Director

Director

The accompanying notes are an integral part of these interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION

Consolidated Statements of Operations

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three months ended May 31,		Nine months ended May 31,
	2006	2005	2006	2005

OPERATING EXPENSES
Consulting fees and salaries (note 10)	$ 2,452,020	212,606	4,799,408	738,815
Advertising, promotion, and investor relations	182,378	59,787	520,376	277,693
Travel	100,487	67,760	211,306	216,028
Property investigations	51,925	16,309	201,435	18,765
Office expenses	66,274	19,543	173,915	111,634
Legal and professional fees	61,397	65,152	142,239	208,191
Rent	25,238	3,778	48,375	36,283
Regulatory fees	25,324	14,210	43,120	64,628
Communications	13,685	39,678	37,309	75,940
Amortization	11,901	8,393	32,423	23,944
Printing	1,649	15,505	30,271	69,621
Interest and bank charges	3,120	1,419	7,681	6,640
	(2,995,398)	(524,140)	(6,247,858)	(1,848,182)

OTHER ITEMS
Recovery of note receivable (note 4)	-	-	708,720	-
Interest income	436,213	18,521	548,756	52,900
Foreign exchange loss	(543,375)	20,122	(713,665)	(6,298)

	(107,162)	38,643	543,811	46,602

Net loss	(3,102,560)	(485,497)	(5,704,047)	(1,801,580)

Deficit, beginning of period	(36,987,245)	(32,824,447)	(34,385,758)	(31,508,364)

Deficit, end of period	$ (40,089,805)	(33,309,944)	(40,089,805)	(33,309,944)

Basic and diluted loss per share	$ (0.04)	(0.01)	(0.07)	(0.03)
Weighted average number of issued shares	82,626,915	62,144,025	78,571,920	58,022,227

The accompanying notes are an integral part of these interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three months ended May 31,		Nine months ended May 31,
	2006	2005	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (3,102,560)	(485,497)	(5,704,047)	(1,801,580)
Items not affecting cash:
Stock-based compensation	1,588,621	8,700	3,431,082	252,900
Amortization	11,901	8,393	32,423	23,944
	(1,502,038)	(468,404)	(2,240,542)	(1,524,736)

Changes in non-cash working capital items:
(Increase) decrease in other receivables	(9,215)	51,166	(130,054)	(44,905)
Decrease (increase) in prepaid expenses	(115,380)	14,978	(122,692)	(150,959)
Increase (decrease) in accounts payable and accrued expenses	46,896	(206,497)	103,234	(268,937)
	(1,579,737)	(608,757)	(2,390,054)	(1,989,537)
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in short term investments	448,665	1,245,000	(44,045,367)	500,000
Exploration property expenditures	(1,139,090)	(574,409)	(3,018,337)	(2,691,449)
Purchase of property and equipment	(45,446)	(3,341)	(92,217)	(25,220)
Purchase of marketable securities	-	-	-	(52,500)
	(735,871)	667,250	(47,155,921)	(2,269,169)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in share capital	1,331,192	-	47,863,288	3,774,354
Decrease in subscription receivable	-	-	2,000,000	-
Advances from related parties	6,109	71,125	53,007	21,414
	1,337,301	71,125	49,916,295	3,795,768
Increase (decrease) in cash in bank during the period	(978,307)	129,618	370,320	(462,938)
Cash in bank, beginning of period	1,842,967	197,535	494,340	790,091
Cash in bank, end of period	$ 864,660	327,153	864,660	327,153

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for interest	$ 6,640	-
Cash paid during the period for income taxes	$ -	-

The accompanying notes are an integral part of these interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended May 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

1.  NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Gold Corporation ("the Company") is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. On December 3, 2002, the Company continued its incorporating jurisdiction from British Columbia, Canada to Yukon, Canada and changed its name from Tournigan Ventures Corporation to Tournigan Gold Corporation.

The Company's principal business activity is the sourcing, acquisition, exploration and development of mineral properties. The Company had working capital of $45,764,595 (August 31, 2005 - $3,242,897) and incurred a loss of $5,704,047 for the nine months ended May 31, 2006 (2005 - $1,801,580). The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

The accompanying unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited consolidated financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual consolidated financial statements and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included in these unaudited consolidated financial statements.

2.   MARKETABLE SECURITIES

On January 20, 2005, the Company acquired 150,000 common shares of Sunrise Minerals Ltd. (formerly Lalo Ventures Ltd.) at a cost of $0.35 per share. The shares were acquired for short term investment purposes. The market value of the shares on May 31, 2006 was $51,000.

3.  DUE FROM (TO) RELATED PARTIES

Amounts due from (to) directors, officers, companies they control, and companies with common directors and/or officers are unsecured, without interest or fixed terms of repayment.

4.  RECOVERY OF NOTE RECEIVABLE

In November 1997, the Company entered into an option agreement to acquire an exploration property in Peru, and loaned US$750,000 to the optionor, secured by a promissory note (the “Note”). The option agreement was terminated in February 1999, but the Note remained outstanding and interest accrued at 8% per annum. No repayments were made and consequently the Company provided for doubtful collection of the Note in its year ended August 31, 2001. In November 2005, a negotiated settlement for repayment of the Note was reached and the Company received US$600,000 in full payment of the Note.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended May 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

5.   EXPLORATION PROPERTIES

(f)

Curraghinalt Gold Project, Northern Ireland - The Company holds a 100% interest in the Curraghinalt Gold Project. The project is located on two adjoining exploration licenses in County Tyrone, Northern Ireland.  In December 2004, the Company completed the acquisition of Ulster Minerals Limited (“Ulster”), a Northern Ireland corporation, from Strongbow Exploration Inc. (“Strongbow”).  Ulster owns the exploration licenses covering the Curraghinalt and Tyrone gold projects.

Pursuant to a 2004 letter agreement, 5,000,000 shares of the Company were issued to Strongbow in April 2004 as consideration for all the outstanding shares of Ulster. The Company recorded the $2,350,000 fair value of the shares as an addition to exploration properties.  The shares were subject to a pooling agreement under which they were to be released in 1,000,000 share tranches in each of five consecutive six-month periods until May 3, 2006. As at May 31, 2006, all of the shares had been released from the pool to Strongbow. The Company has the right of first refusal to purchase any of the shares of the Company under the pooling agreement that Strongbow elects to sell.

Should the board of directors of the Company decide to initiate construction of a mine at Curraghinalt, under terms of the letter agreement an additional 5,000,000 common shares must be issued to Strongbow.  Pursuant to a royalty agreement between Ulster and Minco plc, a 2% net smelter return royalty would also be required to be paid to Minco plc.  In addition, the Company must pay Strongbow 20% of the tax savings from Ulster’s tax loss carryforwards when they are utilized. The carryforwards are a consequence of prior work carried out by Ulster on the Curraghinalt and Tyrone gold projects.

(g)

Kremnica Gold Project, Slovak Republic – The Company has a 100% interest in the Kremnica Gold Project, which is located near the town of Kremnica, Slovak Republic. The project includes exploration licenses held through its wholly-owned subsidiary, Kremnica Gold, a.s., and a mining license held through its wholly-owned subsidiary, Ludovika Holding s.r.o.  Kremnica Gold, a.s. also holds title to the historic Kremnica Mine, which is not currently in operation.

(h)

Uranium Claims, U.S.A.

i)

Wyoming: In June, 2005, the Company entered into an option agreement to acquire up to 100% of a portfolio of uranium mining claims in Wyoming from Sweetwater River Resources LLC (“Sweetwater”). The portfolio consists of six groups totalling 601 federal lode claims within the Shirley Basin, Great Divide Basin, and Green River Basin uranium districts in Wyoming.

Pursuant to the terms of a definitive agreement replacing the option agreement, the Company paid US$140,000 and issued 200,000 common shares to Sweetwater, and is required to make anniversary payments of US$25,000, US$50,000, and US$50,000 at the end of the first, second, and third years respectively, to earn an 85% interest.  The Company would then have the right to purchase the remaining 15% interest by making a payment to Sweetwater in cash or shares, based on an independent valuation.

ii)

South Dakota: In December, 2005, the Company acquired 272 federal lode mining claims in the Southern Black Hills area of South Dakota. The Company paid $94,104 to acquire the claims.

iii)

Arizona: In May, 2006, the Company acquired 413 federal lode mining claims in the Colorado Plateau of Arizona. The Company paid $63,662 to acquire the claims.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended May 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

5.   EXPLORATION PROPERTIES (cont’d)

(i)

Jahodna Uranium Project, Slovak Republic - On June 7, 2005, the Company acquired a 100% interest in the Jahodna uranium project located in the eastern Slovak Republic. The project is located within the Cermel exploration license. The acquisition cost of the project was $nil; however, the Company is required to pay annual license fees.

(j)

 Other Projects

iv)

Brehov Precious Metals and VMS Project, Slovak Republic - On March 30, 2005, the Company completed a joint venture agreement with GEO-TECHNIC-Consulting spol. s.r.o. (“GTC”) through which it can acquire up to a 100% interest in the Brehov precious metals and VMS (volcanic hosted massive sulphide) project located in the Slovak Republic.  The Brehov project consists of an exploration license under joint venture and an exploration license wholly-owned by the Company.

Upon closing, the Company paid $5,000 to GTC for reimbursement of its historical expenses, and issued 50,000 common shares to GTC’s nominee.  Under the terms of the joint venture agreement, the Company was required to conduct $25,000 in exploration expenditures on Brehov, with GTC as the contractor, during the first year of the agreement in order to earn a 35% interest in the project.  In the second year, the Company can increase its interest to 70% by paying $25,000 to GTC and spending $50,000 on exploration.  After earning 70%, the Company may purchase the remaining 30% by paying GTC cash or shares totalling $50,000 and by granting a 2% net smelter return royalty to GTC.  This royalty may be purchased by the Company from GTC for $50,000 and the issuance of 50,000 common shares.  The Company has complied with all of its obligations to date under the agreement.

v)

Novoveska Huta, Svabovce and Spissky Stiavnick Uranium Projects, Slovak Republic – In June 2005, the Company acquired 100% interests in the Novoveska Huta project as well as the Spissky Svabovce and Stiavnick uranium projects, all located in eastern Slovak Republic. Past production was recorded on each of these projects. The Novoveska Huta project includes the Spisska Nova Ves exploration license. The Svabovce and Spissky Stiavnick uranium projects include the Spisska Teplica exploration license. The acquisition cost of the projects was $nil; however, the Company is required to pay annual license fees.

vi)

Other - The Company holds interests in exploration licences and mineral claims in Northern Ireland and Canada. There were no changes to these properties during the period ended May 31, 2006.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended May 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

5.   EXPLORATION PROPERTIES (cont’d)

Nine months ended May 31, 2006	Curraghinalt Gold Northern Ireland	Kremnica Gold Slovak Republic	Uranium Projects United States	Jahodna Uranium Slovak Republic	Other Uranium, Gold, VMS	TOTAL

Balance - beginning of period	$ 6,197,544	3,018,630	200,914	5,543	108,062	9,530,693

Acquisition costs:	-	8,734	335,665	-	-	344,399

Exploration costs:
Drilling and assays	569	695,407	-	293,519	-	989,495
Consulting and salaries	32,217	322,874	22,651	67,437	660	445,839
Pre-feasibility studies	2,318	391,573	-	-	-	393,891
Office and field expenses	70,477	174,897	115,824	24,136	7,560	392,894
Socio-economic studies	-	154,427	-	-	-	154,427
Reconnaissance geology and sampling	-	12,538	97,308	28,680	4,022	142,548
Travel	4,046	97,103	24,913	12,052	-	138,114
Preliminary assessment	-	-	-	77,090	-	77,090
Data compilation	3,416	7,670	-	5,882	-	16,968
Surveys	-	490	501	8,681	-	9,672

Total costs incurred	113,043	1,865,713	596,862	517,477	12,242	3,105,337
Balance - end of period	$ 6,310,587	4,884,343	797,776	523,020	120,304	12,636,030

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended May 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

5.   EXPLORATION PROPERTIES (cont’d)

Year ended August 31, 2005	Curraghinalt Gold Northern Ireland	Kremnica Gold Slovak Republic	Uranium Projects United States	Uranium Projects Slovak Republic	Other Gold, VMS	TOTAL

Balance - beginning of year	$ 4,922,823	1,095,765	-	-	55,553	6,074,141

Acquisition costs:	-	-	65,759	-	13,250	79,009

Exploration costs:
Drilling and assays	198,192	1,187,622	-	-	6,903	1,392,717
Consulting and salaries	184,680	301,845	-	104	3,911	490,540
Office and field expenses	147,479	201,134	50,881	906	6,253	406,653
Engineering studies	145,728	77,866	-	-	-	223,594
Reconnaissance geology and sampling	57,243	20,217	78,165	4,768	8,881	169,274
Geologist	129,547	35,822	-	1,203	-	166,572
Core storage and re-cataloguing	146,474	-	-	-	-	146,474
Data compilation	116,231	13,754	-	-	8,674	138,659
Travel	52,912	58,067	5,083	1,335	1,864	119,261
Satellite imaging and mapping	23,743	15,066	1,026	-	-	39,835
Surveys	27,089	7,613	-	-	-	34,702
VMS airborne survey	30,806	-	-	-	-	30,806
Environmental studies	14,597	3,859	-	-	-	18,456

Total costs incurred	1,274,721	1,922,865	200,914	8,316	49,736	3,456,552
Balance - end of year	$ 6,197,544	3,018,630	200,914	8,316	105,289	9,530,693

6.  LONG TERM INVESTMENT

On February 18, 2004, the Company sold its rights and interests in the El Potosi and Cerro Pedernal projects in El Salvador to Condor Securities Limited (“Condor”), a private Australian corporation, for consideration of 8,000,000 common shares of Condor having a fair value of $200,000. Condor subsequently completed a share rollback of 2.5 old shares for 1 new share.  The terms of the agreement originally required that Condor list its common shares on a Canadian or Australian stock exchange by July 31, 2005, and, if this condition was not met, the projects would be returned to the Company.  The Company waived this requirement in June 2005 for consideration of 200,000 additional shares of Condor. The Company now holds 3,400,000 shares of Condor, representing 8.9% of the outstanding shares of Condor.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended May 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.   PROPERTY AND EQUIPMENT

		Accumulated	May 31,	August 31,
	Cost	Amortization	2006	2005
Office and field equipment	$ 165,146	52,191	112,955	66,785
Computer and electronic equipment	103,712	41,906	61,806	47,670
Leasehold improvements	6,993	554	6,439	6,631
Software	3,135	2,601	534	854

	$ 278,986	97,252	181,734	121,940

8.  SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance.

Issued common shares are as follows:

	Nine months ended May 31, 2006		Year ended August 31, 2005
Number		Amount	Number	Amount
Balance, beginning of period	67,826,513	$ 46,559,522	50,456,653	$ 40,533,481
Shares issued for cash and other:
Private placements	39,707,000	49,000,150	10,000,000	4,000,000
Options	4,046,500	3,076,280	649,445	215,812
Exploration properties	200,000	87,000	50,000	13,250
Financing fee	75,000	37,500	100,000	40,000
Warrants	26,250	23,547	6,570,415	1,916,979
Share issuance costs	-	(3,938,214)	-	(160,000)
Balance, end of period	111,881,263	$ 94,845,785	67,826,513	$ 46,559,522

Private placements –

(c)

On February 22, 2006, the Company completed a brokered private placement of 31,207,000 special warrants at a price of $1.45 per special warrant, to raise gross proceeds of $45,250,150. On May 24, 2006, each special warrant was exchanged for one common share. A cash commission of $2,715,009 (6% of the gross proceeds) was paid to the underwriters. In addition, the underwriters received 936,210 agents’ warrants exercisable at $1.65 until February 22, 2008.

(d)

On September 30, 2005, a non-brokered private placement of 3,500,000 units at $0.50 per unit was completed for gross proceeds of $1,750,000.  Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.65 per share until March 31, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. Finders’ fees of 75,000 units and $37,500 were paid to third parties.

(e)

On September 8, 2005, a non-brokered private placement of 5,000,000 units at $0.40 per unit was completed for gross proceeds of $2,000,000.  Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.55 per share until September 8, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days.  A finder’s fee of $140,000 was paid to a third party.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended May 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.  SHARE CAPITAL (cont’d)

Escrow shares – As at May 31, 2006 and August 31, 2005, there were 9,375 common shares held in escrow.

Warrants – The Company has share purchase warrants outstanding as follows:

Exercise Price	Balance at August 31, 2005	Issued	(Exercised)	(Expired)	Balance at May 31, 2006	Expiry Date
$0.70	1,016,499	-	-	(1,016,499)	-	November 11, 2005
$1.00	508,248	-	-	(508,248)	-	November 11, 2005
$0.65	5,239,857	-	-	(5,239,857)	-	November 14, 2005
$0.55	2,500,000	-	-	-	2,500,000(1)	August 31, 2007
$0.55	-	2,500,000	-	-	2,500,000(1)	September 8, 2007
$0.65	-	1,787,500	(26,250)	-	1,761,250(1)	March 31, 2007
$1.65	-	936,210	-	-	936,210	February 22, 2008

	9,264,604	5,223,710	(26,250)	(6,764,604)	7,697,460

(1)  The Company may require these warrants to be exercised at any time.

The Company recognizes a share issuance cost for the fair value of agents’ warrants issued using the Black-Scholes pricing model. The amount calculated is recorded as a share issuance cost with a corresponding credit to contributed surplus. The Black-Scholes model was developed for use in estimating the fair value of traded securities that have no vesting restrictions and are fully transferable.  The model requires management to make estimates, which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.  For purposes of the calculation and disclosures, the following weighted-average assumptions were used:

Nine months ended May 31, 2006
Risk free interest rate	3.89%
Expected dividend yield	0%
Expected stock price volatility	88.18%
Expected life of warrants	2.0 years
Fair value of agents’ warrants issued during period	$0.72 per share

Total stock-based compensation for warrants issued for the nine months ended May 31, 2006 was $698,498 (year ended August 31, 2005 - $nil).

9.  CONTRIBUTED SURPLUS

The Company’s contributed surplus is comprised of the following:

	Nine months ended May 31, 2006	Year ended August 31, 2005
Balance – beginning of period	$ 1,013,021	646,682
Stock-based compensation (notes 8, 10 and 11)	4,129,580	421,025
Stock options and agents’ warrants exercised	(1,034,473)	(54,686)
Balance – end of period	$ 4,108,128	1,013,021

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended May 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.  CONSULTING FEES AND SALARIES

Consulting fees and salaries are comprised of the following:

	Three months to		Nine months to
	May 31, 2006	May 31, 2005	May 31, 2006	May 31, 2005

Stock-based compensation	$ 1,588,621	8,700	3,431,082	252,900
Executive and employee bonuses	680,000	60,000	680,000	60,000
Periodic remuneration of officers, employees, and consultants	183,399	143,906	523,326	425,915
Transition fee to executive director	-	-	165,000	-

	$ 2,452,020	212,606	4,799,408	738,815

11.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

On October 1, 2003, the Company adopted a rolling stock option plan applicable to both insiders and non-insiders, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. Under this plan, the exercise price of an option shall not be less than the discounted market price at the time of granting, or as permitted by the policies of the TSX Venture Exchange, and an option’s maximum term is ten years from the grant date.

The Company’s previous stock option plan reserved a total of 2,000,000 common shares.  Under that plan, the minimum exercise price of each option could not be less than the discounted market price of the Company's stock on the last business day prior to the date of the grant, and an option's maximum term was five years from the grant date.  Options granted under the previous plan expire on May 21, 2008.

Options granted in respect of investor relations activities are subject to vesting restrictions such that one-quarter of the options vest three months from the date of grant and in each subsequent three-month period thereafter such that the entire option will have vested twelve months after the award date. Vesting restrictions may also be applied to certain other options, at the discretion of the directors.

A summary of the changes in the Company's stock option plan for the nine months ended May 31, 2006 and the year ended August 31, 2005 is presented below.

	May 31, 2006		August 31, 2005
	Weighted Average		Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding – beginning of period	5,235,555	$ 0.40	2,925,000	$ 0.33
Granted	6,334,945	1.43	3,010,000	0.44
Exercised	(4,046,500)	(0.51)	(649,445)	(0.28)
Expired or cancelled	(303,333)	(0.46)	(50,000)	(0.50)
Outstanding – end of period		$ 1.24	5,235,555	$ 0.40

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended May 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

11.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont’d)

The Company has share purchase options outstanding as follows:

Exercise Price	August 31, 2005	Issued	(Exercised)	(Cancelled or expired)	May 31, 2006	Expiry Date
$0.25	200,000	-	(100,000)	-	100,000	May 21, 2008
$0.25	200,000	-	(200,000)	-	-	June 11, 2008
$0.25	250,000	-	(250,000)	-	-	September 30, 2008
$0.35	1,220,000	-	(720,000)	-	500,000	January 29, 2009
$0.50	400,000	-	(270,000)	-	130,000	April 2, 2009
$0.45	1,990,555	-	(1,209,000)	(300,000)	481,555	September 17, 2009
$0.45	100,000	-	-	-	100,000	February 16, 2010
$0.40	375,000	-	(355,000)	-	20,000	June 9, 2010
$0.40	500,000	-	(300,000)	-	200,000	August 31, 2010
$0.40	-	730,000	(205,000)	-	525,000	September 21, 2010
$1.45	-	3,994,945	(434,167)	(3,333)	3,557,445	February 15, 2011
$1.86	-	1,610,000	(3,333)	-	1,606,667	March 23, 2011

	5,235,555	6,334,945	(4,046,500)	(303,333)	7,220,667

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions.  The model requires management to make estimates, which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.  For purposes of the calculation, the following weighted-average assumptions were used:

	Nine months ended May 31, 2006	Nine months ended May 31, 2005
Risk free interest rate	3.85%	2.93%
Expected dividend yield	0%	0%
Expected stock price volatility	92.39%	76.21%
Expected life of options	2.0 years	2.0 years
Weighted average fair value of options granted during period	$0.77 per share	$0.087 per share

Total stock-based compensation for the nine months ended May 31, 2006 was $3,431,082 (nine months ended May 31, 2005 - $252,900).

12.   NON-CASH TRANSACTIONS

During the period ending May 31, 2006, the Company issued 200,000 common shares at a fair value of $87,000 to acquire exploration properties (May 31, 2005 - 50,000 shares at a fair value of $14,790), and issued 75,000 shares at a fair value of $37,500 for finders’ fees (May 31, 2005 – 100,000 shares at a fair value of $40,000).

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended May 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

13.  RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the nine-month periods:

a)

Incurred fees of $869,850 (2005 - $291,500) to related parties, comprised of: $61,500 (2005 - $67,500) to directors, consulting fees to a director of $40,000 (2005 - $90,000), management salaries of $153,350 (2005 - $nil) from a director, a transition fee of $165,000 (2005 - $nil) to an executive director, officers fees of $nil (2005 - $54,000), fees of $nil (2005 - $20,000) from two companies controlled by officers, and bonuses of $450,000 (2005 - $60,000) to its executive directors.

b)

Due to related parties of $144,131 (August 31, 2005 - $100,630) is comprised of $80,031 (August 31, 2005 - $34,849), payable to officers for unpaid consulting fees, and $64,100 (August 31, 2005 - $65,781), payable to directors for unpaid directors’ fees.

c)

The Company incurred legal fees of $139,113 (2005 - $51,442) from a law firm in which a principal is a director. Accounts payable and accrued expenses includes $125,000 due to that law firm at May 31, 2006 (August 31, 2005 - $11,915).

d)

The Company recovered expense reimbursements of $178,830 (2005 - $122,374) from companies related by common officers or directors. The reimbursements are recorded as offsets to the underlying expense items.

e)

Due from related parties of $81,749 (August 31, 2005 - $91,255) includes amounts due from companies related by common officers or directors, and a director.

14.  SEGMENTED INFORMATION

The Company operates in the single business segment of mineral exploration and development.

The Company operates in five (2005 - four) geographic segments of which only four (2005 - three) are reportable segments.

Geographic distribution of operating results in the four geographic segments is as follows:

May 31, 2006	Northern Ireland	Slovak Republic	Canada	USA	Other	Total
Total assets	$ 6,347,166	5,770,597	46,558,770 (1)	797,776	96,198	59,570,507
Exploration properties	6,310,587	5,407,363	24,106	797,776	96,198	12,636,030
Net loss	(13,566)	(5,090)	(5,685,391)	-	-	(5,704,047)

(1) Includes cash of $706,518, $31,984,597 in Canadian dollar short term investments and $13,213,647 in US dollar short term investments.

May 31, 2005	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$6,212,544	2,701,678	3,382,841(2)	53,691	12,350,754
Exploration properties	6,178,937	2,523,646	24,106	53,691	8,780,380
Net loss	(15,928)	(24,200)	(1,761,452)	-	(1,801,580)

(2) Includes cash of $235,209 and $2,500,000 in Canadian dollar short term investments.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended May 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

15.  SUBSEQUENT EVENTS

i)

The Company granted 731,000 stock options, exercisable at a price of $1.50 per share up to June 14, 2011, with 243,667 vested on the date of grant, 243,667 vesting on June 15, 2007 and 243,666 on June 15, 2008.

ii)

The Company entered into a joint venture agreement with AuEx Ventures Inc. (“AuEx”) to explore a portfolio of three gold and gold-silver properties in Nevada. The Company may earn a 51% interest in each property by spending $1,000,000 on each property within five years. The Company paid $35,000 on signing the agreement, and will fund $100,000 of exploration in the first year. The Company may elect to earn an additional 9% interest by spending an additional $1,000,000 on each project within three years, and may earn a further 10% interest by funding all expenditures through completion of feasibility studies and by arranging project financing. Subsequent financial contributions would then be based on the respective ownership interest.

16.  COMPARATIVE FIGURES

Certain figures from the previous period have been re-classified to conform to the current period’s presentation.  Such re-classification is for presentation purposes only and has no effect on previously reported results.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, James Walchuck, President and CEO of Tournigan Gold Corporation, certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tournigan Gold Corporation, (the “Issuer”) for the interim period ending May 31, 2006;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.  The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.  I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date:

July 31, 2006

Signature:  “James Walchuck”______________

________

Title: President & CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Robert Nowell, Chief Financial Officer of Tournigan Gold Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tournigan Gold Corporation, (the “Issuer”) for the interim period ending May 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(c)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(d)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date:

July 31, 2006

Signature:  “Robert Nowell”____________________

Title: Chief Financial Officer

MANAGEMENT’S DISCUSSION

AND ANALYSIS

   For the nine months ended

May 31, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the nine months ended May 31, 2006

Containing Information as of July 28, 2006

OVERVIEW

This management’s discussion and analysis covers the operations of Tournigan Gold Corporation (“Tournigan” or the “Company”) for the nine months ended May 31, 2006 and subsequent activity up to July 28, 2006.  All monetary amounts referred to herein are in Canadian dollars unless otherwise stated.  The following discussion should be read in conjunction with the Company’s consolidated financial statements for the years ended August 31, 2005 and August 31, 2004.

Additional information related to the Company is available for view on SEDAR at www.sedar.com, on EDGAR at www.edgar-online.com, on the Company’s website at www.tournigan.com, or by requesting further information from the Company’s head office in Vancouver.

DESCRIPTION OF BUSINESS

Tournigan Gold Corporation is a mineral resource exploration company with a focus on the acquisition, exploration and development of gold and uranium properties in Europe. In addition, the Company has uranium claims and a gold joint venture in the USA, and VMS properties in Europe. The Company’s principal exploration properties are the Kremnica gold project in Slovak Republic (“Kremnica”), the Jahodna uranium project in Slovak Republic (“Jahodna”), and the Curraghinalt gold project in Northern Ireland (“Curraghinalt”). The Company maintains its head office in Vancouver, Canada and has field offices in the towns of Gortin, Northern Ireland and Kremnica, Slovak Republic.

The Company is a reporting issuer in British Columbia, Alberta, Ontario and Yukon, Canada, and trades as a Tier 1 issuer on the TSX Venture Exchange under the trading symbol “TVC”, and on the Frankfurt Stock Exchange under the trading symbol “TGP”.

RESULTS FROM OPERATIONS

Performance Highlights

Kremnica Gold Project, Slovakia

 .

Completed reverse circulation in-fill drilling within Sturec resource block

o

Pre-feasibility Study nearing completion

o

Updated resource estimate:  958,000 measured & indicated ounces of gold at 1.58 g/t in 18.8 million tonnes plus 272,000 inferred ounces at 1.32 g/t in 6.4 million tonnes

Jahodna Uranium Project, Slovakia

o

Updated resource estimate and NI 43-101 report completed: inferred resource of 1.26 million lbs U3O8 at 0.66% in 18.2 million tonnes

o

Preliminary Assessment completed: IRR of 44% after-tax, at US$35/lb and production rate of 100,000 tpa(1)

o

Confirmatory diamond drill program intersected high grade uranium, 10.33% U3O8 over 0.9 metres in one hole

o

Began 6,000-metre in-fill and step-out drill program at Jahodna deposit with objective of increasing resource

Other Projects

o

At Curraghinalt, new 6,300-metre in-fill drill program could potentially double the strike length of resource

o

Staked 413 federal lode uranium claims with potential breccia pipes in Arizona Strip uranium district, USA

o

In South Dakota, USA, staked 272 federal lode uranium claims in historical districts in Long Mountain zone

o

Entered into JV on a 400 sq km portfolio of gold and gold-silver exploration properties in Nevada, USA

Corporate

o

Received proceeds of $45.2 million by issuing 31.2 million special warrants in a ‘bought’ private placement

o

Fully-diluted market capitalization increased from $46 million at end of Q1 to $267 million at end of Q3

o

Joe Ringwald, P.Eng appointed VP, Technical Services and Steve Stine, P.E. as VP, Corporate Development

(1)  Note that this Preliminary Assessment is based on an Inferred Resource that is currently considered too speculative geologically to have the economic considerations applied to it that would enable it to be categorized as a Mineral Reserve, according to CIM Definition Standards.  Generally, an economic evaluation would only be completed on Measured and Indicated Resources, and there is no certainty that this preliminary assessment will be realized.

Properties

Kremnica Gold Project, Slovak Republic

Project Description and History

The Company has a 100% interest in the Kremnica gold project, which is located near the town of Kremnica in central Slovak Republic, 190 kilometres northeast of Vienna. It includes a mining license of 11.8 square kilometres, which provides title to the historic Kremnica mine, one of Europe’s largest historic gold producers, and exploration licenses over 123 square kilometres.

Tournigan has identified several zones of gold-silver mineralization at Kremnica, including the main Sturec deposit as well as the Vratislav, Wolf, South Ridge and Kremnica South prospects.  Tournigan is nearing the completion of the Pre-feasibility Study on the Sturec deposit.  This is in line with Tournigan’s objective of advancing this deposit into production.  After additional in-fill drilling was conducted on the Sturec deposit an upgraded resource estimate as well as a technical report compliant to National Instrument 43-101 (“NI 43-101”) was completed on April 8, 2006.  The Pre-feasibility Study is expected to complete by calendar Q3 2006.

Sturec Deposit Exploration

Current Development

A detailed development schedule has been planned for Kremnica.  The first three stages are currently in progress (Environmental studies, Socio-Economic Studies and Feasibility Studies).  The Company will then decide whether to initiate the fourth stage (Construction and Production), should results from the Feasibility Studies show positive economics for the project.  The fourth stage is estimated to be completed by calendar H2 2008.

Resource Estimate

In October 2005, an in-fill reverse circulation (RC) drill program was completed within the area of the existing Sturec gold resource.  Drilling included 36 in-fill drill holes totalling 3,754 metres, as well as 5 “twinned” holes totalling 235 metres.  The twinned holes duplicated 5 historic diamond drill holes to compare drilling recoveries and assay results as part of the necessary Quality Assurance/Quality Control program for the Pre-feasibility Study.  A program of trenching and channel sampling along old benches within the boundaries of the proposed pit augmented the drill program.   The lead consultants (Beacon Hill Consultants, 1988, Ltd.) issued a new NI 43-101 technical report with an updated resource estimate for the Sturec deposit on April 8, 2006.   Results are as follows:

Sturec Gold Deposit, Kremnica – Resource Estimate Beacon Hill Consultants (1988) Ltd.
Cut-off Grade (g Au/t)	Gold Grade (g/t)	Silver Grade (g/t)	Gold equiv. Grade, (g/t)	Tonnes	Ounces Gold	Ounces Silver	Ounces, Gold Equiv.
Measured Resources
0.75	1.75	14.24	1.96	7,293,000	410,300	3,338,900	459,600
Indicated Resources
0.75	1.48	11.86	1.66	11,514,000	547,900	4,390,400	614,500
Total Measured and Indicated Resources
0.75	1.58	12.78	1.78	18,807,000	958,200	7,729,300	1,074,100
Inferred Resources
0.75	1.32	7.42	1.44	6,398,000	271,500	1,526,300	296,200

Pre-feasibility Study

This upgraded resource provides the foundation for a Pre-feasibility Study which was commissioned to Beacon Hill Consultants.  Beacon Hill anticipates that the Pre-feasibility Study will be completed by calendar Q3 2006.  A 2004 preliminary assessment prepared by Beacon Hill estimated that Kremnica could provide an after-tax, 26.1%

Internal Rate of Return (“IRR”) with gold priced at US$385/oz and 32.8% IRR at US$425/oz, based on a capital investment of US$48.9 million (2).

(2) This is preliminary in nature, includes inferred mineral resources that are too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that these results will be realized.

Feasibility Study

At Kremnica, field work for a Feasibility Study is in progress. Goetechnical, metallurgical, geological, and condemnation drilling has been planned for the summer of 2006.

Environmental and Socio-Economic Studies

An environmental baseline sampling and data collection study by Golder Associates is underway at Kremnica as part of an environmental impact assessment (“EIA”), a component of the Feasibility Study. Golder is also conducting the socio-economic study at Kremnica required as part of the EIA requirement. To complement this work, a Slovakian public relations firm has been engaged to publicize information on the project to the community on a regular and ongoing basis.

Exploration Targets

Tournigan’s resource estimates have focused exclusively on the Sturec zone at Kremnica and do not include data on the Vratislav and Wolf Zones, two prospective zones of historical production, which are located 200 to 1,000 metres north along strike from Sturec, or the Kremnica South prospect, located approximately 3 kilometres south along strike from the Sturec deposit.

Kremnica South Prospect

The 30-square-kilometre Kremnica South prospect is considered a highly prospective conceptual exploration target; it’s a possibly un-eroded, intact deposit similar to Kremnica. While Kremnica has recorded production of 1.5 million ounces of gold, historical metallurgical recoveries are estimated to have averaged only 33%, implying that Kremnica deposit was originally around 5 to 6 million ounces, thus the Kremnica South target represents substantial upside potential, albeit at an early stage.

Geological (mapping and rock sampling) and geochemical surveys were completed over the Kremnica South prospect area in 2004/5.  Exploratory diamond drilling was conducted in several areas and a number of new zones of gold mineralization were discovered at surface and in the subsurface.  New targets for follow up were also generated.   A PIMA survey (Portable Infrared Mineral Analyzer) and additional drilling are planned for the 2006 field season. A PIMA survey can help locate areas of intense alteration that may be associated with gold.

Vratislav Deposit

The Vratislav target is focused in an area of historic mine workings that host sets of quartz veins, and is located roughly 200 metres north of and along strike of the Sturec deposit.  The Vratislav mineralized zone includes a historic resource, calculated as a Z-2 to Z-3 classification resource as defined by the Slovak Geologic Survey.  The historic resource is calculated to be 595,000 tonnes grading 3.33 grams gold and 24.6 grams silver per tonne, totaling 63,700 ounces gold and 470,500 ounces silver (3).

Step-out drilling of four diamond drill holes in a total of 521 metres was completed by Tournigan in 2004 at Vratislav.  Results from the program indicated continuation of robust ore-grade gold mineralization down-dip of the known zone of gold-silver mineralization.   Management believes Vratislav could add additional tonnes of higher-grade feed to the proposed Sturec open-pit operation.

A program planned to test the Vratislav mineralized zone in June, 2006 proved difficult because of old underground mine workings and/or broken ground conditions.  Two holes were completed though, and assay results are pending.  Drilling at Vratislav has been suspended and resources (people and equipment) are focusing on the work required to support the Sturec Feasibility Study.

(3)   Tournigan has reviewed the Slovak historical resource estimates and views them relevant.  The historic exploitation of Slovak deposits in general and metallurgical test records acquired with Tournigan’s deposits in particular suggests the reliability of the historical resource estimates. Until independent NI 43-101 - compliant technical reports are completed, however, classification of the resources can not be considered verified or categorized by the Canadian Institute of Mining, Metallurgy and Petroleum in their Standards on Mineral Resources and Reserves Definitions. The Slovak categories of Z-2 and Z-3 are roughly analogous to the CIM definitions for Indicated and Inferred Resources, respectively. Investors are cautioned not to rely upon these estimates.

Financial

Total expenditures at Kremnica in the nine-month period were $1,865,713 (2005 - $1,398,551), comprised mainly of a drill program that was completed at Sturec in December, consulting fees and salaries, and engineering studies. Consulting fees and salaries, office and field expenses, travel and engineering studies expenses all increased significantly in the period over the previous period with the expanded work programs at Kremnica as part of the Pre-feasibility Study.  As Pre-feasibility work advances to full feasibility stage, expenditures are expected to continue to escalate, in particular, consulting fee expenses.

Jahodna Uranium Project, Slovak Republic

Project Description and History

The Company has 100% interest in the Jahodna deposit that includes an exploration license acquired in June 2005, covering 32 square kilometres northwest of the city of Kosice in eastern Slovakia.

Uranium mineralization was discovered at Jahodna in 1985 and three stages of uranium and molybdenum exploration were carried out from 1986 to 1992.  Exploration was not carried out after that due to low uranium prices and the collapse of the former political regime.  The Jahodna deposit appears to be open-ended both along strike and down-dip and has good exploration potential.   Electrical, natural gas and rail infrastructure is nearby.

Historic uranium tonnage and grades estimates were calculated by the Slovak agency, Uranpres, using gamma-log uranium-equivalent data and block modeling methods.  Molybdenum tonnage grade estimates were based on geochemical analyses of core samples but are not considered representative and cannot be used to calculate a ore resource.  The Company believes though, that molybdenum may be a significant by-product of any possible future production at Jahodna. The Company has embarked on a program of drilling, geochemical and geophysical work, and radiometrics on the property.

Exploration

Exploration plans

Tournigan’s 6,000 metre in-fill and step-out exploration diamond drilling program began in June 2006. The program was expanded to test additional strike length and to add additional holes within the in-fill portion of the program. The program is designed to test previously untested gaps within the 500 x 500 metre resource block for additional uranium-molybdenum mineralization as well as to test the extent of the mineralization along strike.  The program intends to test it approximately 250 metres to the SE and 600 metres to the NW.  This will follow-up historic surface exploration (ground-radiometric surveys, test pits and trenches) and shallow to deep exploration drilling along wide drill-spacings that indicated the existence of uranium/molybdenum mineralization along an approximately 3,000 metre trend.

District-scale exploration is also planned along the 6.5 kilometre strike extension of the Jahodna exploration license and will include a detailed geologic and hand-held scintilometre surveys, close-spaced ground radiometrics geologic survey and/or soil-radon gas surveys.

Regional-scale exploration composed of a geologic-scintilometre and ground-radiometric surveys and a possible airborne-radiometric survey may also be conducted in 2006 along a 32-kilometre-long trend of prospective stratigraphy between Jahodna and Tournigan’s other geologically similar uranium project at Novoveska Huta.

Drilling

A confirmatory diamond drilling program of 3 holes totalling 1,365 metres at Jahodna was completed in December 2005 in order to validate the historic drill results and to confirm that the Jahodna resource estimate completed in 1996 is compatible with an Inferred resource as defined by CIM standards.   Final assays are shown below:

Drill Hole	From – to (metres)	Length (metres)	Uranium Oxide U3O8%	Molybdenum %
KG-J-1a geochem	424.0 - 425.2	1.2	7.77%	0.86%
Includes	424.0 - 424.9	0.9	10.33%	1.13%
Original KG-J-1a gamma-log (U3O8- equivalent)	423.3 - 424.5	1.2	2.12%	n/a
KG-J-1 geochem	406.9 – 409.3	2.4	0.24%	0.04%
Includes	406.9 - 408.1	1.2	0.46%	0.09%
KG-J-1 gamma-log (U3O8-equivalent)	406.9 - 408.3	1.4	0.41%	n/a
KG-J- 2 geochem Includes Includes	449.6 - 455.3 449.6 - 452.0 450.9 - 452.0	5.7 2.4 1.1	0.26% 0.55% 1.32%	0.08% 0.19% 0.40%
KG-J- 2 gamma-log (U308-equivalent)	450.4 - 451.5	1.1	1.34%	n/a

Updated Resource Estimate

In March 2006, an independent NI 43-101 technical report containing an updated resource of Jahodna deposit was issued.  This estimate is in compliance with CIM standards and was conducted by ACA Howe International Ltd., of London.   Data from Tournigan’s recent drilling verified the historical drilling results and was also used in the new resource calculation.

The NI 43-101 Technical Report resource estimate of the Jahodna uranium resource was at a significantly higher grade than the historical resource and provided a basis for a preliminary economic assessment, which was completed in April 2006.

Jahodna Uranium Deposit ACA Howe International Ltd.
Cut-off Grade (% U3O8 )	Uranium % U3O8 (5)	Tonnes	Uranium lbs U3O8
Inferred Resources
0.035%	0.66	1,256,088	18,184,125

(5)   Uranium metal (U) grades were converted to uranium oxide (U3O8) grades using a factor of 1.17

The resource estimate was prepared under the direction of David Pelham, Associate Consulting Geologist of ACA Howe and an Independent Qualified Person as defined by NI 43-101.  The estimate included results from the 3 confirmatory diamond holes drilled by Tournigan as well as the 13 relevant holes of the 52 historical diamond drill holes drilled by previous Slovakian government operators.

ACA Howe utilized MicroMine™ software to produce a Polygonal Wireframe Resource Estimate for Jahodna, utilizing the same cut-off grade of 0.030% uranium metal (equivalent to 0.035% uranium oxide) as was used to calculate the higher-grade portion of the historical resource estimate.  In the opinion of ACA Howe, geochemical analyses of Tournigan drill core confirmed historic and current radiometric drill logging results and are in accordance with CIM standards.

Preliminary Assessment

An independent Preliminary Assessment for the Jahodna uranium project was completed by ACA Howe International Ltd. and included in a NI 43-101 technical report dated April 27, 2006.  This Assessment provides conceptual economic parametres for a future uranium mine at Jahodna, including an internal rate of return of 44% after-tax, using a uranium oxide price of US$35 per pound.  The calculation is based on the Jahodna Inferred Resource estimate dated April 8, 2006 and does not include any possible future molybdenum by-product credit.

Modeling an underground mining operation, ACA Howe used a base case of an initial mining rate of 100,000 tonnes per year by the undercut and fill mining method.  Tournigan will be assessing options to increase the mining rate.

The after-tax Net Present Value of the uranium-only project at an 8% discount rate is $63.5 million.  The capital and operating costs include items for extracting molybdenum as a byproduct, though no molybdenum revenue has been included in the projected cash flow.  Molybdenum revenue will be included in future economic models if and when enough verifiable molybdenum data is available to be able to estimate at least an Inferred Resource for molybdenum.

Note that this Preliminary Assessment is by definition preliminary in nature and is based on an Inferred Resource that is currently considered too speculative geologically to have the economic considerations applied to it that would enable it to be categorized as a Mineral Reserve, according to CIM Definition Standards.  Generally, an economic evaluation would only be completed on Measured and Indicated Resources, and there is no certainty that this preliminary assessment will be realized.

Financial

Total expenditures on the Jahodna project in the nine-month period were $517,477 (2005 - $nil), predominantly comprised of diamond drilling at Jahodna designed to validate historic drill results and corroborate the 1996 resource estimate to CIM standards in a technical report.  Development plans includes costs of a preliminary assessment released in April 2006 and a resource estimate released in March 2006. Drilling expenses are expected to increase as a result of a 6,000-metre drilling program. Overall costs of the project are also expected to escalate as the project advances.

Novoveska Huta Project, Slovakia

Description and History

The Company has a 100% interest in the Novoveska Huta uranium project, located in eastern Slovakia on a 13-square-kilometre exploration license acquired in June 2005.  Infrastructure is good with excellent access to electrical, natural gas and rail infrastructure.  Past production was recorded at Novoveska Huta; the historic uranium district contains open pit and underground workings, and a historic underground resource. Data from diamond drill programs completed between 1975 and 1985 are included in the historic uranium resource estimate shown below. Exploration has not taken place in the district since the 1990’s due to previous low uranium prices and the collapse of the former socialist economy.

Management considers the development and exploration potential at Novoveska Huta to be good as the entire mineralized uranium horizon was tested by 40 wide-spaced historical surface drill holes, 5,500 metres of underground development (accessed by a 650 metre shaft) and 356 underground diamond drill holes.   The historical resource estimate is as follows:

Novoveska Huta Historical Uranium Deposit - Uranovy Prieksum, 1985 Slovak Z-3 Resource Category
Uranium U3O8%	Tonnes	Uranium lbs U3O8
0.075	12,000,000	19,970,000

Tournigan has reviewed the Slovak historical resource estimates and views them relevant.  The historic exploitation of Slovak deposits in general and metallurgical test records acquired with Tournigan’s deposits in particular suggests the reliability of the historical resource estimates.  Until independent NI 43-101 - compliant technical reports are completed, however, classification of the resources can not be considered verified or categorized by the Canadian Institute of Mining, Metallurgy and Petroleum in their Standards on Mineral Resources and Reserves Definitions.  The Slovak categories of Z-2 and Z-3 are roughly analogous to the CIM definitions for Indicated and Inferred Resources, respectively. Investors are cautioned not to rely upon these estimates.

Uranium metal (U) grades were converted to uranium oxide (U3O8) grades using a factor of 1.17.

The historical estimate was completed by Uranovy Prieksum (Uranpres), the former Czechoslovakian state uranium Company, using a block-model method, and a cutoff grade of 0.015% uranium.  Historical metallurgical test work reported recoveries similar to Jahodna, with 88% to 90% for uranium and 93% to 94% for molybdenum.

Uranium-molybdenum mineralization at Novoveska Huta has similar mineralization style and character to that at Jahodna.  Molybdenum and copper geochemical analyses are from selected sample intervals only and therefore the existing data can not be considered representative of the entire mineralized zone.  Molybdenum and copper are, however, considered potential by-products during possible future uranium production.

Exploration

The extensive database of Novoveska Huta is currently being compiled and incorporated into a digital GIS database.  A comprehensive review of planned exploration targets will be conducted on completion of the compilation work.

An updated resource estimate for the project, compliant with CIM standards is also scheduled for Q4 of 2006.  As part of this work, three diamond drill holes are planned as twin-holes in order to validate the historical diamond drilling data.  Initiation of the confirmation drill program is scheduled for calendar Q3 of 2006.  If these drill holes are able to validate the historical data then a new NI 43-101 compliant resource is anticipated by calendar Q4 of 2006.

Svabovce and Spissky Stiavnik Properties, Slovakia

Project Description and History

Tournigan has a 100% interest in the Svabovce and Spissky Stiavnik properties of the Kozie Chrbty District in eastern Slovakia. There are at least 7 documented occurrences of Permian sandstone-hosted uranium mineralization within the 45-square-kilometre Spisska Teplica exploration license that the Svabovce and Spissky Stiavnik properties are located in.  These include 2 open pit deposits and 2 underground-mine occurrences (one underground occurrence is partially mined-out) that host historically-estimated uranium resources.  A digital database of historical exploration, development and mining information is now being compiled.

Both the Svabovce and the Spissky Stiavnik historical estimates were completed by Uranovy Prieskum in 1968 and 1970.  The historic resource estimate gave the following results:

Historical Uranium Deposits - Uranovy Prieskum, 1968-70 (1)
	Uranium (2) U3O8%	Tonnes	Uranium lbs U3O8
Svabovce	0.224	1,489,000	7,350,000
Spissky Stiavnik	0.200	294,000	1,300,000

The historical estimates were completed using a block model method and a cutoff grade of 0.015%.  Unlike the historic resources at Jahodna and Novoveska Huta, the two resources within the Spissky Stiavnik license are not listed as “Official Resources” by the Slovakian Ministry of Mines.  Therefore, uranium occurrences within the Spissky Teplica license are considered exploration targets.

(1)    Tournigan has reviewed the Slovak historical resource estimates and views them relevant.  The historic exploitation of Slovak deposits in general and metallurgical test records acquired with Tournigan’s deposits in particular suggests the reliability of the historical resource estimates.  Until independent NI 43-101 - compliant technical reports are completed, however, classification of the resources can not be considered verified or categorized by the Canadian Institute of Mining, Metallurgy and Petroleum in their Standards on Mineral Resources and Reserves Definitions.  The Slovak categories of Z-2 and Z-3 are roughly analogous to the CIM definitions for Indicated and Inferred Resources, respectively. Investors are cautioned not to rely upon these estimates.

       (2)   Uranium metal grades converted to uranium oxide grades (U3O8) using a factor of 1.17.

Exploration

Tournigan plans to catalogue and interpret historic data from the deposits within the Spissky Teplica exploration license, with the intent of this data eventually forming the basis for design of an exploration program.

Curraghinalt Gold Project, Northern Ireland -

Project Description and History

The Company owns a 100% interest in the Curraghinalt gold project, which consists of 346 square kilometres contained in two adjoining exploration licenses. Curraghinalt is located in County Tyrone, central Northern Ireland, approximately 127 kilometres west of Belfast and 15 kilometres northeast of the town of Omagh.  The Curraghinalt deposit vein system, occurrences of other gold mineralized quartz veins, and rock and soil gold geochemical anomalies occur within an 8-kilometre-long, west-northwest trending corridor referred to as the “Curraghinalt Trend”.

Curraghinalt was acquired in April, 2004, by issuing 5,000,000 Company shares to the vendor, Strongbow Exploration Inc.  Upon the decision by Tournigan to go into commercial production at Curraghinalt, a further 5,000,000 common shares would be issued to Strongbow. In addition, pursuant to a royalty agreement between the Company and Minco plc, a 2% net smelter return royalty is payable to Minco plc.  As of this date, Strongbow holds 3,000,000 shares of the Company.

Historical Results

Previous exploration on Curraghinalt from the early-mid 1980’s to the early 1990’s included 17,783 metres of drilling, 697 metres of underground development, and 2,856 metres of surface trenching.

Tournigan Exploration

Since April 2003, work programs completed by Tournigan on the project include compilation and review of the historical data base, underground geologic mapping, structural analysis, soil geochemical surveys, in-fill and step-out drilling, and limited geophysical surveys over the Curraghinalt vein system.

A total of 4,574 metres of diamond drilling have been completed by Tournigan.  As part of these programs, Tournigan completed 2,998 metres of in-fill drilling, all within the boundaries of the historical resource estimates.  The remaining drilling focused on exploration targets.

In 2005, the Company completed 2 diamond drill holes totaling 187 metres at a location south of the Curraghinalt deposit in an area known as the Crows Foot – Bend structural zone. Results from the drilling confirmed the presence of 5 new parallel veins hosting gold mineralization.  Also in March, drill-hole CT-26, returned intercepts of significant ore-grades and widths in all the resource veins which resulted in extending known high ore-grade gold mineralization to approximately twice the previously documented depth.  This also led to the discovery of a new vein as well as the re-emergence of veins previously thought to have pinched out at depth.

In June 2006, the Company commenced a 6,300-metre, 36-drill-hole in-fill diamond drill program along the East Extension target, with the objective of increasing the existing inferred resource along strike. The drilling will be completed at approximately 50-metre centers across the East Extension zone.  Tournigan management believes that this drill program could potentially double the strike length of the existing Curraghinalt resource vein system.

Resource Estimate

In January 2005, the Company announced the results of an updated gold resource estimate of the Curraghinalt deposit in an independent technical report to NI 43-101 standards, completed by John Tully & Associates.

The calculation focused exclusively on the veins which had been drill-tested to approximately 150 metres below surface, representing less than half of the 1.9-kilometre strike length of the currently defined Curraghinalt vein system.

Curraghinalt Inferred Resource Estimate John Tully and Associates Ltd., 2005
Cut-off	Minimum width	Tonnes	Grade	Contained Ounces Gold
6.0 g/t	1.0 metres	527,700	15.45 g/t	262,000

The estimate included recommendations for additional drilling to increase tonnage, and additional underground development to upgrade the classification of the resources to the CIM Measured and Indicated category.  Mr. Tully, P.Geo, independent Qualified Person, stated that detailed drilling and underground development delineated the 800-metre strike length of the veins that make up the Curraghinalt resource.   Immediately along strike and to the east, another 800 metres of strike extension of the Curraghinalt resource veins was identified by wide-spaced diamond drill holes and trench sampling.

Current Development Program

Tournigan believes the Curraghinalt project has significant potential for growth and has formulated a development schedule for the project, based on the recommendations of the technical report.

In January 2005, Tournigan reached an agreement in principle (AIP) with the Police Service of Northern Ireland (“PSNI”) regarding the use of advanced, commercially-available, blasting technology at Curraghinalt.

If the current drill program is successful and the resource is expanded, then Tournigan will move to obtain permission to conduct a development program in order to obtain an underground bulk sample through test stoping.  This will be a part of the work necessary for the Feasibility Study in order to move the resource into a higher classification.  The ore will also be used for metallurgical studies.

Financial

At Curraghinalt, $113,043 of exploration costs were incurred during the nine month period, a decrease of $1,143,071 from the corresponding period in 2005.  The reason for the reduced costs is the change in focus from drilling and associated charges, to data compilation and permitting work.

Uranium Portfolio in U.S.A. -

Sweetwater River Resources Acquisitions

Property Descriptions

In June 2005, the Company entered into an agreement to acquire up to a 100% interest in a portfolio of uranium mining claims in the U.S.A. from Sweetwater River Resources LLC (“Sweetwater”). At the time of acquisition, the portfolio consisted of 243 claims within 6 groups of federal lode claims totaling 19.7 square kilometres within the Shirley Basin, Great Divide Basin, and Green River Basin uranium districts in Wyoming, U.S.A.  Including subsequent staking, the portfolio now consists of 601 claims in 3 prospective uranium districts in Wyoming, 272 federal lode mining claims in South Dakota, as well as 413 federal lode mining claims in the “Arizona Strip” uranium district in Arizona. Several of the claim groups host drill-documented uranium mineralization, including 3 reported historical uranium resource estimates. The total area of prospective uranium exploration ground in the U.S. covered by Tournigan’s 1,286 uranium claims is now approximately 103 square kilometres (25,600 acres).

Acquisition Terms

To earn an 85% interest in the claims staked by Sweetwater, the Company made an initial payment of US$140,000 and issued 200,000 common shares, and is required to make payments totaling US$125,000 through September 15, 2008.  The Company would then have the right to purchase the remaining 15% interest by paying Sweetwater in cash or shares, based on an independent valuation.

Wyoming Property Description and Exploration -

Since June 2005, the number of claims in Wyoming has increased to 601 claims covering approximately 48 square kilometres within 3 prospective uranium districts: the Shirley Basin, Great Divide Basin and Green River Basin.

The Shirley Basin district was the site of significant historic production, with 4 uranium mines in operation from 1960 to 1980, and remains highly prospective for discovery of new uranium deposits.  The Company has staked 2 areas in the Shirley Basin, the MSB block of 132 claims and the NSB block of 45 claims.  At MSB, maps of previous operators and USGS reports indicate approximately 3 square kilometres of historically reported uranium mineralization.

The Great Divide Basin district hosts 1 former producing uranium mining operation and more importantly, was the focus of several large exploration programs at the end of the last uranium cycle.  Tournigan has staked 2 areas in the Great Divide Basin - the UT block of 170 claims, and 2 blocks totaling 81 claims in the Alkali Creek area. The UT block covers areas of historic close-spaced drilling reported by the previous operator.

The claims in the Green River Basin include key portions of a 21-kilometre-long zone, which is part of a reported 35-kilometre prospective roll-front type trend of uranium mineralization. Tournigan has staked an 8-kilometre trend in the South Pass block with 173 claims.  The claims encompass adjacent areas of historic close-spaced drilling conducted by previous operators.

Tournigan’s Wyoming-based team is compiling data and assessing the potential for additional claims along identifiable trends on each claim block.  Other uranium-prospective areas in the western United States are also being investigated.  The Company is planning future exploration and drill programs, initially targeting areas with reported historic resources.

Arizona Strip Property Description and Exploration -

In May 2006, the Company staked 413 federal lode mining claims covering 33 square kilometres (8,260 acres) in the historic “Arizona Strip” uranium district in the Colorado Plateau of northern Arizona, U.S.A. through its agreement with Sweetwater.

The claims cover known or potential uranium mineralization hosted in “collapse” breccia pipes. Tournigan management believes these new sets of claims may represent the largest holding of breccia pipe targets in the Arizona Strip district.  Geologic survey results from recent field evaluations of 78 identified collapse structures indicate that at least 30 are true collapse breccia pipes.  Pending geochemical survey results may provide evidence for the association of uranium anomalies and pathfinder base metal anomalies with some breccia pipes.

Historic production during the short period of mining at the Arizona Strip is reported to have produced higher uranium grades than at other producing U.S.A. uranium districts (The Mines Magazine, February 1988), with more than 19 million pounds U3O8 produced from seven mines at an average grade of 0.66%. Three of Tournigan’s breccia pipes were explored and documented by Western Nuclear in the early 1980’s.

Subsequent to receipt of soil and rock sample geochemical data, Tournigan plans to design and implement an exploration program of detailed mapping and surface sampling plus focused ground EM geophysical surveys with the intent to generate drill targets designed to test for presence of uranium – base metal mineralization within targeted pipes.

South Dakota Property Description and Exploration -

In December 2005, the Company staked 272 federal lode mining claims covering 22 square kilometres (5,440 acres) in South Dakota, U.S.A., at a cost of $94,104.  The claims partially cover areas historically under claim to Union Carbide and the Tennessee Valley Authority and reportedly include historical resource estimates as well as considerable historical exploration drilling.

The three new South Dakota claim blocks are known as the Long, RC and DH Claims and are generally located within the Long Mountain structural zone.

Consisting of 141 claims, the western portion of the Long Claims encompasses a 2.8 mile long by 1.0 mile wide mineralized trend that includes pre-existing Strathmore Minerals claims which cover the historically produced Viking / Virginia C, and Ridge Runner ore bodies. This trend projects southeast towards the historically significant October – Jinx uranium deposits. The 62-claim RC block hosts two prospective areas of historically reported uranium mineralization as well as the as-yet un-quantified historic Hot Point deposit.  The DH claim block (69 claims, 1,380 acres) covers an area reported by the United States Geologic Survey in 1971 to contain “widespread low grade and some economic mineralization”.

Gold Joint Venture, Nevada, U.S.A. -

Property Description and Exploration

In June 2006 the Company entered into an exploration and development joint venture with AuEx Ventures Inc. (“AuEx”) on a portfolio of gold and gold-silver exploration properties in Nevada, United States.  The JV includes an Area of Interest of approximately 400 square kilometres, 30 kilometres NE of Fernley in Nevada.  Tournigan will be the operator of the joint venture. Cowboy Exploration LLC, a Wyoming-based geological consulting company with operational expertise in the western U.S.A. will provide project management services.  AuEx will also provide technical expertise and operational assistance.

The portfolio consists of the Fireball and Gypsum Valley epithermal gold and gold-silver projects, and the JPW mesothermal meta-volcanic hosted gold-silver project of likely intrusive-related origin.

A Phase 1 exploration program designed to identify drill targets began in June 2006.  Planned exploration includes geologic, geochemical and ground geophysics surveys followed by drilling.  The geologic survey is currently focused at the Fireball project area and consists of detailed mapping and rock sampling within a mineralized horst block and prospective bounding hanging wall blocks.  Ground magnetic surveys, detailed geologic mapping and rock sampling are planned at the JPW prospect and detailed geologic and soil geochemical surveys are planned for the Gypsum Valley prospect.

Acquisition Terms

Tournigan paid AuEx $35,000 on signing the JV agreement, and will fund $100,000 of exploration in the first year of the option. The agreement is based on an option to earn a 51% interest in the projects by spending $1,000,000 in exploration on each project within five years. Upon vesting an interest, Tournigan may then elect to earn an additional 9% interest (60% total) by spending an additional $1,000,000 within three years on each project vested and may earn an additional 10% interest (70% total) by funding all expenditures through completion of feasibility studies and by arranging project financing.  At that point both parties will contribute financially to operations according to respective percent ownership.

Qualified Person and QA/QC

Tournigan’s Vice President of Exploration, Dr. Kent Ausburn, PhD, PG, and a Qualified Person as defined by NI 43-101 is responsible for the exploration on the above projects. Joseph Ringwald, PEng, Tournigan’s Vice President, Technical Services, and a Qualified Person as defined by NI 43-101, has reviewed the technical disclosure contained in this management’s discussion and analysis.

Tournigan has a Quality Assurance/Quality Control (QA/QC) protocol in place for its ongoing drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures.  QA/QC procedures include chain-of-custody protocol and systematic submittal of blanks, duplicates and registered standards as part of every sample shipment to the analytical laboratory.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

The following tables provide a brief summary of the Company’s financial operations.  For more detailed information, refer to the consolidated financial statements.

Summary of Quarterly Financial Results

	Three Months Ended May 31, 2006	Three Months Ended February 28, 2006	Three Months Ended November 30, 2005	Three Months Ended August 31, 2005
Total assets	$ 59,570,507	$ 59,684,982	$ 17,561,693	$ 13,746,449
Mineral property interests and deferred exploration costs	12,636,030	11,496,940	10,629,708	9,530,693
Working capital	45,764,595	47,135,246	6,026,757	3,242,897
Shareholders’ equity	58,864,108	59,046,856	17,061,067	13,186,785
Revenues	-	-	-	-
Net Loss	(3,102,560)	(2,371,739)	(229,748)	(1,075,814)
Loss per share	$ (0.04)	$ (0.03)	$ (0.00)	$ (0.02)

	Three Months Ended May 31, 2005	Three Months Ended February 28, 2005	Three Months Ended November 30, 2004	Three Months Ended August 31, 2004
Total assets	$ 12,350,754	$ 12,990,758	$ 10,275,039	$ 10,392,855
Mineral property interests and deferred exploration costs	8,780,380	8,191,181	7,264,910	6,074,141
Working capital	2,772,113	3,835,600	2,005,277	3,255,080
Shareholders’ equity	11,912,263	12,374,270	9,650,940	9,671,799
Revenues	-	-	-	-
Net Loss	(485,497)	(730,120)	(585,963)	(466,419)
Loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

The financial results over the past eight quarters are a reflection of the Company’s growth plans to add and develop mineral interests that are primarily funded by equity financings.  Mineral property interests and deferred exploration costs have increased every three months, resulting from the acquisition of: Curraghinalt in the third quarter of 2004 for $2,350,701, the Jahodna, Novoveska Huta, Svabovce and Spissky Stiavnik uranium projects in the second quarter of 2005, Brehov project in the third quarter of 2005 for $12,500, and uranium properties in the western U.S.A. in the fourth quarter of 2005 and in the first two quarters of fiscal 2006, for a total of $335,665.  In addition, the Company has conducted extensive exploration activities on the Kremnica and Curraghinalt gold projects, and the Jahodna uranium project. These acquisition and exploration activities as have been financed by equity financings.

Comparison of the nine months ended May 31, 2006 to the nine months ended May 31, 2005

During the nine months ended May 31, 2006, the Company incurred a loss of $5,704,047 or $0.07 per share, compared to a loss of $1,801,580 or $0.03 per share in the nine months ended May 31, 2005. Operating expenses for the nine months ended May 31, 2006 have been significantly affected by stock-based compensation expenses.

The Company uses the Black-Scholes pricing model to calculate stock-based compensation. The share price of Tournigan’s common shares traded on the TSX Venture Exchange increased significantly over the periods used in the calculation, resulting in a much higher volatility factor and a much higher compensation expense. These expenses are included in consulting fees and salaries. For the nine months ended May 31, 2006, 6,334,945 stock options were granted resulting in a stock-based compensation expense of $3,431,082 compared to 2,090,555 stock options granted in the prior year for an expense of  $252,900.

During the nine months ended May 31, 2006, $6,247,858 of operating expenses were incurred, compared to $1,848,182 in the prior period.  Excluding stock-based compensation, operating expenses were $2,816,776 in the current nine months compared to $1,595,282 in the same period last year. The major components of this $1,221,494 increase in the current year were i) a $882,411 increase in consulting fees and salaries due to the addition of two Vice Presidents, a one-time transition payment of $165,000 to the former President, and bonus payments to officers and employees of $680,000, ii) advertising, promotion, and investor relations expenses which were $242,683 higher primarily due to a web-based email campaign in Europe in November 2005, iii) a $182,670 increase in amounts spent for the investigation of potential new exploration properties, and iv) an increase of $62,281 in general office costs due to increased personnel and resulting office renovations. Legal and professional fees were $65,952 higher in the previous nine-month period due to higher legal, audit and consulting fees related to US SEC registration and analysis of listing on additional stock exchanges.

Other items on the statement of operations include $708,720 (US$600,000) for recovery of a note receivable, interest income of $548,756 on short term investments from private placement proceeds, and foreign exchange losses of $713,665 relating to the strengthening of the Canadian dollar relative to the U.S. dollar. The net gain of $543,811 in other items partially offsets the operating expenses for a net loss of $5,704,047 in the current nine month period. The recovery of the note receivable resulted from receipt of $708,720 in settlement of a promissory note that had been written off in 2001. Interest income was $495,856 higher than the nine months to May 31, 2005 due to much larger cash and short term investment balances.

Exploration costs totalled $2,760,938 in the nine months compared to $2,706,239 in the same period in 2005.  Exploration activities in the current period focused on three areas – Kremnica gold project where $1,856,979 was spent ($1,398,551 in 2005) as the project advances through pre-feasibility phase, Jahodna uranium project where the Company recorded costs of $517,477 ($nil in 2005) incurred to update the resource estimate to NI 43-101 standards, and uranium properties in three U.S. states on which $261,197 was expended ($nil in 2005), primarily for reconnaissance geology and sampling and license fees.  Expenditures on Curraghinalt were reduced from $1,256,114 in the 2005 period to $113,043 in the current period as the Company’s resources were directed to its other properties.  The majority of the costs in Slovakia were spent on drilling, assays, resource estimates and reports, and a Pre-feasibility Study.

Comparison of the three months ended May 31, 2006 to the three months ended May 31, 2005

During the three months ended May 31, 2006, the Company incurred a loss of $3,102,560 or $0.04 per share, compared to a loss of $485,497 or $0.01 per share in the three months ended May 31, 2005.

During the quarter ended May 31, 2006, $2,995,398 of operating expenses were incurred, compared to $524,140 in the prior period; excluding stock-based compensation, these costs were $1,406,777 in the current quarter compared to $515,440 last year.  The major increases from last year were bonuses paid to employees, investor relations costs due to a web-based email program in Europe, property investigation costs, travel as a result of increased corporate activity, and office expenses as a result of additional staff and increased operations.

The net loss for the quarter was $3,102,560 and includes foreign exchange losses of $543,375 and interest income of $436,213.  The foreign exchange losses were primarily a result of holding U.S. dollars as the Canadian dollar strengthened considerably during the quarter. In July, the Company reduced its U.S. dollar holdings to offset a major portion of the quarterly foreign exchange loss.

Cash Flow

During the nine months ended May 31, 2006, the Company received net cash proceeds of $47,863,288 in new equity financing; a net amount of $42,245,184 pursuant to a brokered private placement financing, a net amount of $3,552,750 pursuant to non-brokered private placements, and $2,065,354 from the exercises of options and warrants. These funds will be used primarily for capital expenditures at the Kremnica gold project in Slovakia and to fund exploration and development work at the Jahodna uranium project in Slovakia. In addition, the Company received $708,720 as settlement of a promissory note that had been written off in 2001.

During the nine months ended May 31, 2006, the Company used $2,390,054 of cash to cover net operating costs, $3,018,337 on exploration property expenditures, and $92,217 on property and equipment purchases. The Company’s cash position as at May 31, 2006 was $864,660 ($327,153 at May 31, 2005) and short term investments were $45,198,243 ($2,500,000 at May 31, 2005). The short term investments are Canadian bankers acceptances

($31,984,597) maturing within 82 days, and U.S. commercial paper (Cdn $13,213,646) maturing within 105 days. During the nine months ended May 31, 2005, $3,774,354 was received through a non-brokered private placement, and the exercises of options and warrants.

If the Company decides to bring the Kremnica gold mine into production and to further develop its uranium properties in the Slovak Republic, it is possible that additional financing will be required.  While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

Capital Resources

To date, the Company’s ongoing operations have been almost entirely financed by private placements and exercises of warrants or stock options. Since August 2005, Tournigan received net cash proceeds of $49,863,288 through private placements, special warrants, and the exercise of stock options and warrants.

Off Balance Sheet Transactions

Existing commitments include an office lease requiring annual payments of $160,000, certain exploration commitments, and contingent commitments to a) issue 5,000,000 common shares if the Company initiates construction of a mine in Northern Ireland, b) exploration commitments related to its acquisition of the Brehov project in the Slovak Republic, and c) annual payments until 2008, totalling US $125,000 in connection with the Company’s interest in uranium claims in the US.

Liquidity

At May 31, 2006, the Company had working capital of $45,764,595 and a cumulative deficit of $40,089,805. The cash and short term investment component of working capital at May 31, 2006 consisted of $864,660 in bank deposits, $31,984,597 in Canadian dollar short term investments, and $13,213,647 in US dollar short term investments. The rapid increase in the value of the Canadian dollar to the end of May resulted in an accrued loss on U.S. dollar holdings of approximately $540,000. Currency fluctuations are normal and the Company reduced its holdings in U.S. dollars during a period of Canadian dollar weakness in July.

The Company believes that its working capital is sufficient to carry out its current capital expenditure programs, its exploration work programs, and fund corporate overhead until fiscal 2009. The Company has budgeted current funds for programs to continue to advance the Kremnica gold project, to further evaluate and explore the Jahodna uranium project in Slovakia, to conduct exploration at the Curraghinalt gold project, and to evaluate its other uranium properties in Slovakia and the U.S.

Transactions with Related Parties

The following related party transactions were recorded as at May 31, 2006:

i)

Incurred fees of: $61,500 (2005 - $67,500) in directors’ fees to independent directors, consulting fees of $40,000 (2005 - $90,000) to an executive director, management salaries of $153,350 (2005 - $nil) incurred for an executive director, a transition fee of $165,000 (2005 - $nil) to the former president, bonuses of $450,000 (2005 - $60,000) to executive directors, officers’ fees of $nil (2005 - $54,000), and fees of $nil (2005 - $20,000) from two companies controlled by officers of the Company;

ii)

Due to related parties comprised of: $80,031 (August 31, 2005 - $34,849), payable to officers for unpaid consulting fees, and $64,100 (August 31, 2005 - $65,781) payable to directors for unpaid directors’ fees;

iii)

Legal fees of $139,113 (2005 - $51,442) from a law firm in which a principal is a director; and

iv)

General office expense reimbursements of $178,830 (2005 - $122,374) recovered from companies related by common officers or directors.  Amounts due from related parties of $81,749 (August 31, 2005 - $91,255) includes general office expenses recoverable from companies related by common officers or directors.

Investor Relations

During the nine months ended May 31, 2006, the Company spent $520,376 on investor relations consisting mainly of $197,353 spent on an email promotional program directed at current and potential European investors; in the same period in 2005, the Company spent $277,693 on investor relations. The investor relations team includes employees of the Company as well as The Windward Agency, retained to provide targeted investor relations activities in North America at a rate of US$4,000 per month and B.I.G. Communications Inc. of Germany at a rate of $5,000 per month.

In December 2005, Tournigan became registered with the United States Securities and Exchange Commission (SEC).  This registration provides the Company with greater exposure to the U.S. financial community and facilitates improved communications with U.S. shareholders through U.S. investment advisors.  It also enables Tournigan to be quoted on the NASD OTC Bulletin Board.

SHARE CAPITAL

On May 18, 2006, the Company received a final receipt for the short form prospectus that was filed in connection with its brokered private placement of special warrants which closed on February 22, 2006.  The prospectus qualifies the distribution of 31,207,000 common shares, which were issued on May 24, 2006 upon the deemed exercise of the 31,207,000 special warrants in connection with the private placement.  The special warrants were issued at a price of $1.45 each for gross proceeds of $45,250,150.  The prospectus also qualified the distribution of 936,210 broker’s warrants which were issued on May 24, 2006 to the underwriters of the private placement. Each broker’s warrant allows the holder to purchase one common share of the Company at a price of $1.65 per share until February 22, 2008.

As at July 28, 2006, the Company has 111,881,263 issued and outstanding common shares. There are 7,697,460 warrants outstanding with exercise prices ranging from $0.55 to $1.65 and with expiry dates ranging from March 31, 2007 to February 22, 2008. In November, 2005, 6,764,604 unexercised warrants expired. As the weighted average trading price of the Company’s shares has exceeded $1.00 for 30 consecutive trading days, the Company has the right to require 6,761,250 of the outstanding warrants (exercise prices of $0.55 to $0.65) to be exercised upon written notice to the warrant holders; the Company has not yet required the warrant holders to exercise these warrants.

There are 7,951,667 stock options outstanding as at this date, with exercise prices ranging from $0.25 to $1.86 and expiry dates ranging from May 21, 2008 to June 14, 2011. On June 15, 2006, the Company granted 731,000 stock options to consultants and employees of the Company, exercisable at a price of $1.50 per share up to June 14, 2011; 243,667 vested on June 15, 2006, 243,667 vesting on June 15, 2007 and 243,666 will vest on June 15, 2008.

SUBSEQUENT EVENTS

The following events occurred subsequent to May 31, 2006:

i)

The Company granted 731,000 stock options, exercisable at a price of $1.50 per share up to June 14, 2011, with 243,667 vested on June 15, 2006, 243,667 vesting on June 15, 2007 and 243,666 to vest on June 15, 2008;

ii)

The Company entered into a joint venture agreement with AuEx Ventures Inc. (“AuEx”) to explore a portfolio of three properties in Nevada, U.S.A. The Company may earn an option of 51% interest in each property by spending $1,000,000 on each property within five years. Pursuant to the agreement, Tournigan paid AuEx $35,000 on signing and will fund $100,000 of exploration in the first year of the option. Upon vesting an interest, the Company may then elect to earn an additional 9% by spending an additional $1,000,000 on each project within three years, and may earn an additional 10% by funding all expenditures through completion of feasibility studies and by arranging project financing.  Subsequent financial contributions will be based on the respective percent ownership;

DISCLOSURE CONTROLS

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings and other reports recorded, processed, summarized and reported within the time periods specified by securities regulations.   Management has evaluated the effectiveness of the Company’s disclosure controls and procedures for the financial period ended May 31, 2006 and believes that they are sufficient to provide reasonable assurance that the Company’s disclosures are compliant with securities regulations.

RISKS

The Company is engaged in the exploration for and development of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations, have an impact on the economic viability of a mineral deposit.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

The Company does not currently own or have any interest in any producing mineral property interest.  Annual losses are expected to continue until the Company has an interest in a mineral property that produces revenues. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. The accompanying consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

The forward-looking information in the management’s discussion and analysis is based on the conclusions of management.  The Company cautions that due to risks and uncertainties, actual events may differ materially from current expectations.  With respect to the Company’s operations, actual events may differ from current expectations due to economic conditions, new opportunities, changing budget priorities of the Company and other factors.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a Company can economically and legally extract or produce. We use certain terms in this document, such as “indicated resource” and “inferred resource” that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-50486.  You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.html.

Safe Harbour Statement/Forward Looking Information - This document may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief, future plans, or goals, and are based upon currently available information, and involve inherent risk and uncertainty. Actual results could differ materially from those described in this document as a result of numerous factors, some of which are outside of the control of Tournigan.

Corporate Information

as at July 28, 2006

CORPORATE OFFICE REGISTERED OFFICE

Tournigan Gold Corporation

24th Floor, 1111 West Georgia Street

Vancouver, BC

Canada  V6E 4M3

Tel: +1 604 683-8320

Fax:+1 604 683-8340

E-mail: info@tournigan.com

MacDonald & Company

Suite 200 - 204 Lambert Street

Whitehorse, Yukon  Canada  Y1A 3T2

DIRECTORS

Damien Reynolds

James Walchuck, P. Eng (3)

Hein Poulus, QC  (1) (3)

Peter Bojtos, P. Eng  (1)

Michael Hopley  (2)

David Montgomery  (2)

Ronald Shorr, CFA  (1) (2) (3)

(1)  Member of Audit Committee

(2)  Member of Compensation Committee

(3) Nominating Committee

SOLICITORS AUDITORS	Stikeman Elliott LLP Suite 1700 - 666 Burrard Street Vancouver, BC Canada V6C 2X8 Manning Elliott LLP, Chartered Accountants Suite 801 - 1281 West Georgia Street Vancouver, BC Canada V6E 3J7	OFFICERS SHARE CAPITAL

James Walchuck – President and CEO

Damien Reynolds – Chairman

Garry Stock – Executive Vice President

Kent Ausburn – Vice President, Exploration Robert Nowell – Chief Financial Officer

Nancy La Couvée – Corporate Secretary

Issued – 111,881,263 common shares

Authorized - Unlimited

INCORPORATION	Yukon, Canada	CUSIP #	891565 10 3
TRANSFER AGENT	Computershare Investor Services Inc. 3rd Floor - 510 Burrard Street Vancouver, BC Canada V6C 3B9 Tel: Investor Services 1 800 564 6253	KEY DATES	Annual General Meeting: February 8, 2006 Financial Year End: August 31

Trading Symbols

TSX Venture Exchange (Tier 1)                      TVC

Frankfurt Stock Exchange (WKN 898464)      TGP

www.tournigan.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation (the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  CANADA  V6E 4M3

Item 2.

Date of Material Change

October 12, 2006

Item 3.

News Release

The news release was forwarded to the TSX Venture Exchange and disseminated via Filing Services Canada and Market Wire on October 12, 2006.

Item 4.

Summary of Material Change

The Company announced the appointed of Patrick Soares to the position of Vice President Investor Relations.

The Company also announced the grant of 60,000 share purchase options to employees and consultants of the Company, subject to Board and regulatory approvals. The exercise price of the options will be the closing price of the Company’s shares on October 12, 2006, and expire on October 12, 2011.

Item 5.

Full Description of Material Change

For a full description of the material change, see the following Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

James Walchuck, President and CEO

Telephone – 604-683-8320

Facsimile  – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 12th day of October, 2006.

SCHEDULE  “A”

PRESS RELEASE

October 12, 2006

                 Symbol:  Canada TSX.V – TVC

                              Frankfurt, Berlin – TGP

Tournigan Announces IR Appointment

Tournigan Gold Corporation is pleased to welcome Patrick Soares to the position of Vice-President Investor Relations.  Mr. Soares is a professional geologist who has spent over fifteen years working in base metals and gold mines.  Patrick has worked in the field of Investor Relations since 1996 with TSX and American exchange listed companies.  Companies he has worked for include Sutton Resources Ltd., acquired by Barrick Gold in 1999, EuroZinc Mining Corp. and most recently Aurizon Mines Ltd.

The Company also announces the grant of 60,000 stock options to new employees and consultants of the Company, subject to board approval, and the approval of the TSX Venture Exchange. The options will be priced at the closing price for Tournigan shares today, and have a five year term.

Tournigan Gold is focused on developing advanced mineral projects in Europe - Kremnica (gold) and Jahodna (uranium/molybdenum) in Slovakia, and Curraghinalt (gold) in Northern Ireland.   Tournigan’s asset mix also includes a portfolio of uranium properties in Slovakia, Wyoming, South Dakota and Arizona, as well as VMS projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

“James Walchuck”

James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements.  Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development.  As a result, actual results may vary materially from those described in the forward-looking statements.

Further information: Patrick Soares, VP Investor relations at (604) 683-8320, or visit www.tournigan.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation (the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  CANADA  V6E 4M3

Item 2.

Date of Material Change

October 18, 2006

Item 3.

News Release

The news release was forwarded to the TSX Venture Exchange and disseminated via Filing Services Canada and Market Wire on October 18, 2006.

Item 4.

Summary of Material Change

The Company announced the resignation of Executive Chairman, Damien Reynolds from the Board of Directors, effective immediately.

Item 5.

Full Description of Material Change

For a full description of the material change, see the following Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

James Walchuck, President and CEO

Telephone – 604-683-8320

Facsimile  – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 18th day of October, 2006.

SCHEDULE  “A”

PRESS RELEASE

October 18, 2006

Symbol:  Canada TSX.V – TVC

                Frankfurt, Berlin – TGP

Tournigan Board Changes

The Board of Directors of Tournigan Gold Corporation (TVC:TSX-V; TGP: Frankfurt) has accepted the resignation of Mr. Damien Reynolds as Executive Chairman. Mr. Reynolds has tendered his resignation effective immediately, as he plans to focus his energy on other ventures.

“It has been rewarding to see Tournigan grow to a Company with a portfolio of outstanding gold and uranium properties,” said Damien Reynolds. “Although I won’t be involved in steering the Company to new levels, I know that Jim Walchuck will continue to add to shareholder value as he continues to build a substantial mining company.”

“Damien has been instrumental in taking the Company from a capitalization of only six million dollars when he joined in 1999, to its current C$200 million market capitalization,” said Jim Walchuck, President and CEO of Tournigan. “The Board regrets having to accept his resignation but understands that his other commitments as Chairman and CEO of Longview Strategies Incorporated, do not afford him the time he needs to spend on Tournigan’s continued growth. On behalf of the Board of Directors, I would like to thank Damien for his significant contributions to the Company during the last seven years, and wish him all the best in his future endeavours.”

Tournigan Gold is focused on developing advanced mineral projects in Europe - Kremnica (gold) and Jahodna (uranium/molybdenum) in Slovakia, and Curraghinalt (gold) in Northern Ireland.   Tournigan’s asset mix also includes a portfolio of uranium properties in Slovakia, Wyoming, South Dakota and Arizona, as well as VMS projects in Slovakia and Northern Ireland.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

“James Walchuck”

James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Further information: Patrick Soares, VP Investor relations at (604) 683-8320, or visit www.tournigan.com

TOURNIGAN GOLD CORPORATION

PRESS RELEASE

October 2, 2006

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan receives positive results from uranium properties in Arizona

Tournigan Gold Corporation (TSX-V: TVC, Frankfurt: TGP) is pleased to announce receipt of positive results from ongoing exploration program on its Arizona Strip uranium breccia pipe targets. To date, a soil geochemical survey of 65 probable collapse breccia pipes has returned a number of pathfinder anomalies on 17 of the pipes, which may indicate the presence of uranium. Tournigan has therefore initiated the next phase of exploration, to include select ground CSAMT and magnetics geophysical surveys as well as radiometric surveys in preparation for drill testing.

A drilling contractor experienced in exploration drilling of Arizona Strip breccia pipes will be retained, with a planned drilling start date of mid-November.

Tournigan has also staked an additional five collapse structures in the same area, which are considered possible uranium breccia pipes. Initial geologic mapping and soil geochemistry sampling programs has begun on these targets. Tournigan now has a portfolio of 84 potential to probable breccia pipe targets in the Arizona Strip.

Other Projects

Tournigan has exploration drill programs underway at the Jahodna uranium project in Slovakia and the Curraghinalt gold project in Northern Ireland. Seven of the 17 Phase 1 holes at Jahodna have now been dispatched for analysis, while 7 holes have been completed in Northern Ireland. Tournigan has also begun geological, geotechnical and metallurgical drilling at the Sturec deposit on the Kremnica gold project in support of the future final feasibility study. Results for each of these programs will be released as soon as they are available.

TOURNIGAN GOLD CORPORATION

"James Walchuck"

James Walchuck, President and CEO

Suite 2400, 1111 West Georgia Street Vancouver BC Canada V6E 4M3
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

TOURNIGAN GOLD CORPORATION

PRESS RELEASE

November 8, 2006

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan Extends Known Mineralization at Jahodna

Tournigan Gold Corporation (TVC:TSX-V; TGP:Frankfurt) is pleased to announce that it has received geochemical assay results from five drill holes of a planned eighteen-hole, 6200-metre diamond-drill program currently in progress at its Jahodna uranium project in the Republic of Slovakia. With these partial drill results, known uranium mineralization at Jahodna is now extended approximately 50 metres below (down-dip of) the deepest known mineralized drill hole and approximately 100 metres along strike to the southeast. In addition to exploring for extensions to the deposit, a number of in-fill holes were drilled to attempt to upgrade the reliability of the current inferred resource.[(1)] The deposit is open to depth and along strike.

"We are pleased with the initial Jahodna drill results as they indicate that the current mineralization extends down dip and along strike beyond its previous boundaries", said James Walchuck, President and CEO of Tournigan Gold Corporation. "This exploration drill program is just a small part of a regional exploration program planned on the 40-kilometre trend between the Jahodna and Novoveska Huta properties."

All drill holes indicated in this release have drill targets at total depths of between 380 metres and 596 metres. Assays received from the current Jahodna drill program are as follows:

Drill Hole Number	Interval (core length)	*Percent U_3O_8 Geochem assays	Percent Molybdenum Geochem assays
KG-J-9	2.0 m (491.5 - 493.5 m)	0.56	0.072
Including	**1.0 m (492.5 - 493.5 m)**	**0.88**	0.081
Including	**0.5 m (492.5 - 493.0 m)**	**1.36**	0.081
KG-J-4	1.20 m (545.2 - 546.4 m)	0.20	Not significant
Including	0.8 m (545.2 - 546.0 m)	0.24	
KG-J-10	1.0 m (375.8 - 376.8 m)	0.20	Not significant
KG-J-3	0.6 m (327.4 - 328.0 m)	0.12	0.080
KG-J-12	0.8 m (389.0 - 389.8 m)	0.05	Not significant

*All uranium analytical data are reported by the lab and received by Tournigan as ppm-U (uranium metal) and subsequently converted for presentation by Tournigan to %-U_3O_8 using a conversion factor of 1.17.

24th Floor, 1111 West Georgia Street, Vancouver BC Canada V6E 4M3
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Tournigan Extends Known Mineralization at Jahodna
Page 2

Drill Hole Interpretation

Of particular significance is drill hole KG-J-9, which revealed a new zone of high-grade uranium mineralization located approximately 150 metres southeast and 100 metres further down-dip of the previously known zone of high-grade mineralization (i.e. KG-J-1a which ran 10.33% U_3O_8 over 0.9 metres core length, and KG-J-2 which contained an intersection of 1.32% U_3O_8 over 1.1 metres).

Drill holes KG-J-3 and KG-J-12 contain mostly fault gouge and lower values of U_3O_8. It is believed that both these holes intercepted un-mineralized steeply-dipping faults at low angles and followed the fault gouge throughout much of the length of the holes. The Jahodna property contains a number of late brittle faults containing abundant fault gouge which is typically barren of mineralization.

Jahodna Inferred Resource

Tournigan owns 100% of the Jahodna exploration and mining licenses in eastern Slovakia. The Jahodna deposit currently hosts an inferred resource of 18.2 million lbs of uranium oxide (U_3O_8) at a grade of 0.656% U_3O_8 contained in 1,256,000 tonnes with a cut-off grade of 0.035% U_3O_8. An independent preliminary assessment(2) on Jahodna, prepared by ACA Howe International Ltd. and delivered to Tournigan in April, 2006, modeled an underground operation with a per annum production rate of 100,000 tonnes. Production costs were estimated at US$9.15 per pound for an estimated IRR of 44% using a US$35.00 uranium price.

The dimensions of the existing Jahodna resource block(1) are approximately 500 metres along strike and 500 metres down-dip and averaging about 2.5 metres thick. Results from the initial five drill holes reported here have filled some of the gaps in the existing resource block, therefore advancing the level of confidence regarding continuity of uranium mineralization within the known deposit. Pending assay results from completed drill holes and results from in-progress and planned drill holes are expected to further clarify the level of mineralization-continuity within the deposit and the dimensions of the deposit.

Uranium-molybdenum mineralization occurs at the Jahodna deposit as strata-bound lenses of uranium-oxide and copper-molybdenum sulfide minerals ± ptygmatic-folded quartz-carbonate veins localized along the steep-to-moderate dipping contact of overlying meta-volcanic rocks (andesite flows and tuffs) and underlying meta-sedimentary rocks (slates and quartzites).

Additional Drilling

There are six drill holes currently awaiting geochemical analysis. Final geochemical analyses of these holes are expected in January. All holes in this program, both completed and planned, are illustrated in the attached schematic longitudinal vertical projection. In addition, there are six additional holes representing up to 1,400 metres of drilling which are expected to be completed by year-end.

For A Detailed Map Of The Planned Drill Program On The Jahodna Deposit, Click Here.

http://www.usetdas.com/maps/TourniganGold/tourniganMAPnov8.pdf

The following map can be found on the Filing Services Canada website.

Tournigan Extends Known Mineralization at Jahodna
Page 3

Notes on Methodology and QA/QC

Jahodna drill core are transported to the Kremnica site where geological logging, preliminary interpretation, and sample interval selection takes place. At Kremnica, selected sample intervals are sawn in half and ½ of the split-core is transported to an ALS Chemex sample preparation lab in Sweden, where they are crushed, pulverized and resultant pulps are prepared for transport to ALS Chemex lab in Vancouver, Canada for geochemical analysis. ALS Chemex's North Vancouver laboratory has ISO 9001:2000 registration. It has also received ISO 17025 accreditation from the Standards Council of Canada under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories". Half of the Jahodna split-core is stored at Kremnica. The Kremnica preparation lab has been audited by ALS Chemex and the sampling procedure has met ALS Chemex guidelines.

Dr. Kent Ausburn, VP Exploration, Tournigan Gold, a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical disclosure contained in this news release. Drill hole planning, implementation and the quality control program for this Jahodna drill program are also supervised and approved by Dr. Ausburn.

(1) The Jahodna mineral resource estimate has been prepared by ACA Howe International Ltd. in a National Instrument 43-101 compliant technical report entitled "Jahodna Uranium Project, Slovakia", dated March 28, 2006. Mineral resources do not have demonstrated economic viability.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

"James Walchuck"

James Walchuck, President and CEO

NW
SE
unexplored
elevation (m)
400
200
0
-200
1235
1245
J13
J15
1226
1242
1182
1181
1221
1239
1215
J1A
J1
1212
J6
J2
992
1220
J3
J10
1225
J12
J14
1227
J9
1179
J11
J5
1180
J4
J7
J8
open at depth
Tournigan Drill Hole
intersection
intersection, assays pending
Drill hole Intersection (pierce-point)
moderate to strong mineralization
weak to moderate mineralization
absent to weak mineralization
Zones
moderate to strong mineralization (> 0.20% U_3O_8)
weak to moderate mineralization (0.05 - 0.20% U_3O_8)
absent to weak mineralization (< 0.05% U_3O_8)
prospective target area
unexplored
brittle fault zone
fault
200 m
Tournigan Gold Corporation
JAHODNA Uranium Project
Schematic Vertical Projection

PRESS RELEASE

December 11, 2006

Symbol:  Canada TSX.V – TVC

 Frankfurt, Berlin – TGP

Tournigan Technical Update

Tournigan Gold Corporation (Vancouver, B.C. – TSX.V: TVC) would like to present shareholders with an update of its European and USA uranium and gold projects.

URANIUM TARGETS

Slovakia

Tournigan has four uranium deposits situated on four exploration licenses in Slovakia. The most advanced deposit is Jahodna where an inferred resource of 1.2 million tonnes of 0.66 % U3O8 or approximately 18 million pounds of uranium oxide has been outlined using a 0.035% U3O8 cut-off.  An NI 43-101 technical report was completed by ACA Howe International Ltd. in March, 2006.

At Jahodna, a 6200-metre diamond drill program is nearing completion. Five holes reported from the current drill program confirm that Jahodna is open at depth and along strike.  The Company anticipates releasing information from an additional three holes before year-end. Assays from the remaining holes will be released in the first quarter of 2007.  Intense industry activity has caused significant backlogs at all assay labs and delaying receipt of assay results.

At the Novoveska Huta deposit, a four-hole drill program has been initiated to verify an historic resource outlined by forty drillholes.  The first drillhole has been completed. Drilling at Novoveska Huta is planned for the new year.

Tournigan’s exploration licenses cover nearly 55 kilometres of strike along the Jahodna-Novoveska Huta geological trend. The Company is currently designing a helicopter-borne airborne radiometric and magnetics survey which will be flown at 100-metre line-spacing along the Jahodna-Novoveska Huta trend in the spring of 2007.

USA

In June 2005, the Company entered into an agreement to acquire up to 100% of a portfolio of uranium mining claims in the USA from Sweetwater River Resources LLC (“Sweetwater”).  The properties are located in Wyoming, South Dakota and Arizona, USA.

18 Priority Uranium Targets on the Arizona Strip:

Phase 1 of an exploration program has been conducted on 413 federal lode mining claims (approximately 8,260 acres) staked in the North Rim area of the Arizona Strip uranium district in the state of Arizona, USA.  The program, which consists of soil geochemical and geophysical surveys as well as geological mapping and rock sampling has narrowed 89 initial potential breccia pipes to 18 priority targets.  A ground CSAMT – AMT geophysics survey began last week.  The CSAMT-AMT survey is intended to help define the 3-D geometry of the prospective breccia pipes prioritized for drilling, thereby allowing more accurate targeting of drill holes.  The data from this ground geophysics program will be compiled and interpreted in the first quarter of 2007, and a drill program designed shortly thereafter. Drilling of the Arizona Strip uranium district is anticipated to begin late in Q1 2007.

South Dakota:

As part of the Sweetwater agreement, Tournigan also has uranium properties in South Dakota (approximately 5,120 acres), where the Company is negotiating with a private party to acquire a geological database, consisting of historic drill data and geology conducted by a major uranium exploration company in the 1970’s.

Wyoming:

The Sweetwater joint venture includes three claim groups located in the Shirley Basin (3,540 acres), Great Divide Basin (5,020 acres), and Green River Basin (3,460 acres) Uranium Districts in Wyoming, USA, where there was significant historical uranium exploration or production.  Tournigan is currently assessing the possibility of additional staking in locations where major mining companies previously identified uranium mineralization and/or resources, in areas close to former producing uranium mines or ISL (in-situ leach) operations.

GOLD PROJECTS

Europe

Kremnica:

At the Kremnica Gold Project, located in Slovakia, the results of a pre-feasibility study being conducted by Beacon Hill Consultants (1988) Ltd. on the Sturec deposit are due this month.  The Sturec deposit has a measured and indicated resource of 959 thousand ounces of gold and 7.7 million ounces of silver hosted within 18.8 million tonnes of material with an average grade of 1.59 g/t gold and 12.78 g/t silver. An additional 272 thousand ounces of gold and 1.5 million ounces of silver are classified in the inferred category - (6.4 million tonnes averaging 1.32 g/t gold and 7.42 g/t silver).  The stated resources are based on a cutoff of 0.75 g/t gold.  Beacon Hill Consultants tabled an NI 43-101 technical report on the Sturec gold deposit in May, 2006.

Exploration drilling is on-going at Kremnica South where exploration (geologic and rock-soil geochemical surveys) conducted by Tournigan has revealed the presence of low-level gold mineralization associated with the shallow (near-surface) levels of a large epithermal system.  Drill results from four recently completed and ongoing exploration diamond drill holes at Kremnica South are expected in early 2007.

Curraghinalt:

The Curraghinalt Gold Project, located in Northern Ireland UK, has two drill rigs currently drilling at the property.  The Curraghinalt gold deposit contains an inferred gold resource of 262,000 ounces of gold contained within 527,700 tonnes of material, with an average grade of 15.45 g/t gold at a cutoff of 6.0 g/t gold.  An NI 43-101 technical report on the deposit was completed by John Tully & Associates in January of 2005.

USA

Nevada:

In Nevada, Tournigan is currently working to earn an initial 51% interest in three precious metals projects from AuEx Ventures Inc. The portfolio consists of two epithermal gold and gold-silver projects, the Fireball and Gypsum Valley projects, and a mesothermal meta-volcanic hosted gold-silver project of likely intrusive-related origin, the JPW project.  The three project areas are all contained within a land package of approximately 65 square kilometres (16,000 acres), located 32 kilometres northeast of Fernley in Churchill County, Nevada.

This year the Company conducted geological (mapping and rock sampling), soil geochemistry, ground magnetometer geophysical surveys over all of the project areas within the claims.  Field work related to these drill-target generative Phase 1 exploration programs is complete.  Data generated from these programs is currently being digitized and compiled into GIS databases.  The data will then be interpreted and applied to the design of priority drill targets for a 2007 exploration drill program.

Tournigan Gold Corporation is focused on developing advanced mineral projects in Europe - Kremnica (gold) and Jahodna (uranium/molybdenum) in Slovakia, and Curraghinalt (gold) in Northern Ireland.  Tournigan’s asset mix also includes a portfolio of uranium properties in Slovakia, an earn-in agreement for properties in Wyoming, South Dakota and Arizona, as well as a gold JV in Nevada and VMS projects in Slovakia and Northern Ireland.

Dr. Kent Ausburn, the Company’s VP Exploration and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical disclosure contained in this news release.

TOURNIGAN GOLD CORPORATION

“James Walchuck”

James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements.  Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development.  As a result, actual results may vary materially from those described in the forward-looking statements.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure contained in the Company’s Form 20-F Registration Statement, File No. 000- 50486. The Company’s filings are available on the SEC’s website at http://www.sec.gov/edgar.shtml.

Contact Patrick Soares VP Investor Relations at (604) 683-8320, or for further information, please visit www.tournigan.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tournigan Gold Corporation

(Registrant)

December 12, 2006

By: /s/  James Walchuck

Date

James Walchuck, President and CEO